SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated August 1, 2012

Interim Consolidated Report as of June 30, 2012

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: August 31, 2012

Eni: important new discovery in Mozambique

  The discovery made at  Mamba North East 2 prospect adds 10 trillion cubic feet (tcf) plus to the potential of Area 4
  The full potential of Area 4 discoveries is estimated at 70 tcf of gas of gas in place

San Donato Milanese (Milan), August 1, 2012 - Eni announces a new giant natural gas discovery in the eastern part of Area 4, offshore Mozambique, at the Mamba North East 2 exploration prospect. This is the fifth exploration well successfully drilled in the area.

The new discovery adds at least 10 trillion cubic feet (tcf) of gas in place to Area 4, confirming at least 62 tcf of gas in place already discovered. The resources exclusively located in Area 4 are at least 20 tcf plus of gas in place.
This result further increases the total potential of the discoveries of Area 4, which is now estimated at 70 tcf of gas in place.

Mamba North East 2, where Eni will conduct a production test, was drilled in 1,994 meters of water and reached total depth of 5,365 meters. The well is located approximately 9 kilometers east of Mamba North East 1 and approximately 23 kilometers from Mamba South 1, 60 kilometers off the Capo Delgado coast.

The well encountered 200 meters of gas pay in stacked multiple high-quality Oligocene, Eocene and Paleocene sands. The discovery has proved the existence of hydraulic communication with the Oligocene reservoir in Mamba North East 1 and with those of the Eocene age in Mamba North East 1 and Mamba South 1, through a unique gas column of 460 meters. Lastly, Mamba North East 2 has identified a new exploration play in the Paleocene located exclusively in Area 4.
Eni is the operator of Area 4 with a 70% participating interest. The other partners of the joint venture are GalpEnergia (10%), KOGAS (10%) and ENH (10%, carried through the exploration phase).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities, of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

BOARD OF DIRECTORS (1)

Chairman
Giuseppe Recchi (2)

Chief Executive Officer and General Manager
Paolo Scaroni (3)

Directors
Carlo Cesare Gatto, Alessandro Lorenzi, Paolo Marchioni, Roberto Petri, Alessandro Profumo, Mario Resca, Francesco Taranto

CHIEF OPERATING OFFICERS

Exploration & Production Division
Claudio Descalzi (4)

Gas & Power Division
Umberto Vergine (5)

Refining & Marketing Division
Angelo Fanelli (6)

BOARD OF STATUTORY AUDITORS (1)

Chairman
Ugo Marinelli

Statutory Auditors
Roberto Ferranti, Paolo Fumagalli, Renato Righetti, Giorgio Silva

Alternate Auditors
Francesco Bilotti, Maurizio Lauri

MAGISTRATE OF THE COURT OF AUDITORS DELEGATED TO THE FINANCIAL CONTROL OF ENI SpA
Raffaele Squitieri (7)

Alternate
Amedeo Federici (8)

External Auditors (9)
Reconta Ernst & Young

Information on powers retained by the Board of Directors, power conferred to the Chairman and the Chief Executive Officer, as well as the composition and powers of the Board Committees (Internal Control Committee, Compensation Committee, Nomination Committe and Oil-Gas Energy Committee) are presented in the section Corporate Governance, available on Eni's website at the following address: http://www.eni.com/en_EN/governance/corporate-governance.shtml.

(1) Appointed by the Shareholders' Meeting of May 5, 2011 for a term of three financial years. The Board's mandate will therefore expire with the Shareholders' Meeting to be convened for the approval of the financial statements for the year ending December 31, 2013.
(2) Appointed by the Shareholders' Meeting of May 5, 2011.
(3) Powers conferred by the Board of Directors on May 6, 2011.
(4) Appointed by the Board of Directors on July 30, 2008, effective from August 1, 2008.
(5) Appointed by the Board of Directors on December 15, 2011, effective from January 1, 2012.
(6) Appointed by the Board of Directors on March 25, 2010, effective from April 6, 2010.
(7) Duties conferred by the Governing Council of the Court of Auditors on October 28, 2009.
(8) Duties conferred by the Governing Council of the Court of Auditors on December 3-4, 2008.
(9) Appointed by the Shareholders' Meeting held on April 29, 2010 for the 2010-2018 period.

Contents

Interim Consolidated Report		Condensed consolidated interim financial statements

Highlights	4	Financial statements	88
Operating Review		Notes to the condensed consolidated interim financial statements	95
Exploration & Production	8
Gas & Power	16	List of Eni’s subsidiaries	145
Refining & Marketing	20	Management’s certification	151
Chemicals	23	Report of Independent Auditors	152
Engineering & Construction	25
Disposals	27
Financial review and other information
Financial review	29
Profit and loss account	29
Summarized Group Balance Sheet	48
Summarized Group Cash Flow Statement	51
Pro-forma data	57
Risk factors and uncertainties	62
Outlook	78
Other information	79
Glossary	81

Disclaimer

This report contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Contents

Financial highlights
- In the first half of 2012, adjusted operating and net profit attributable to Eni’s shareholders from continuing operations amounted to euro 10.37 billion and euro 3.79 billion increasing by 18.8% and 4%, respectively from the corresponding period an year ago. These results were driven by an improved operating performance reported by the Exploration & Production division due to production growth, and the sharp appreciation of the dollar against the euro (up 11%).

- Net cash generated by continuing operations of euro 8.34 billion and cash from disposals of euro 0.77 billion were used to fund the financing requirements associated with capital expenditure of euro 5.65 billion and dividend payments of euro 2.30 billion (of which euro 1.88 million relating to the Eni payment of the balance dividend for fiscal year 2011) and pay down net borrowings which were down by euro 1.12 billion from December 31, 2011 to euro 26.91 billion. The reduction in net borrowing also reflected redemption of a loan granted by Eni to Snam which arranged financing with third-party lenders (euro 1.5 billion), as Snam was reported as discontinued operations.

- Ratio of net borrowings to shareholders’ equity including minority interest – leverage – decreased to 0.42 at June 30, 2012 from 0.46 as of December 31, 2011 reflecting an increased total equity, as well as the redemption of a loan granted by Eni to Snam which was reported as discontinued operations, as prescribed by IFRS 5, and thus reduced the Group’s net debt. In July 2012, Snam continued re-financing with third parties the outstanding intercompany loans, reducing Eni’s debt by further euro 1 billion as of July 30, 2012.

- Capital expenditure from continuing operations amounting to euro 5.65 billion mainly related to development and exploratory activities (euro 4.45 billion) and upgrading of the fleet used in the Engineering & Construction Division (euro 0.55 billion).

- In light of the financial results achieved for the first half of 2012 and management’s expectations for the full-year results, the interim dividend proposal to the Board of Directors on September 20, 2012, will amount to euro 0.54 per share (euro 0.52 per share in 2011). The interim dividend is payable on September 27, 2012, with September 24, 2012 being the ex-dividend date.

Operational and sustainable highlights
- Eni’s liquids and gas production grew by 4.7% to 1,661 kboe/d from the first half of 2011. The performance was driven by an ongoing recovery in Libyan production, as well as starting-up and ramping-up new fields in Australia, Russia and Egypt. These positives were partly offset by the shutdown of the Elgin/Franklin field (Eni’s interest 21.87%) in the UK and by crude oil losses in Nigeria due to rapidly escalating acts of sabotage and theft, in addition to mature field declines.

- In line with production plans, during the first half of 2012 production was started up at the Marulk field (Eni operator with a 20% interest) in Norwegian offshore, the Samburgskoye giant gas project (Eni’s interest 29.4%) in Siberia and the Seth gas field (Eni’s interest 50%) in Egyptian offshore. These fields are expected to add approximately 29 kboe/d to Eni production plateau.

- Our upstream operations are experiencing unprecedented success with major new discoveries offshore Mozambique. The Mamba North 1, Mamba North East 1 and 2 as well as Coral 1 discoveries have increased the total potential of the Area 4 to 70 Tcf of gas in place.

- Exploration activities yielded positive results in Egypt, with the important Emry Deep discovery in the Meleiha license with volumes of oil in place estimated to range between 150 and 250 million barrels, in Angola with discoveries in Block 15/06 (Eni's interest 35%, operator) and Block 2 (Eni's interest 20%), as well as in the Gulf of Mexico.

- Eni’s worldwide natural gas sales declined by 4.8% to 50.76 bcm due to weak demand and ongoing competitive pressures. Main reductions were registered at the power generation segment due to higher competitiveness of coal and growing use of renewable sources.

- The injury frequency rate, while showing a positive trend compared to the year 2011 (-5.2%), increased by 9.3% from the first half of 2011. The 49.4% share of injuries were due to lax behavior. Based on this analysis, a new

Contents

Eni Interim Consolidated Report / Highlights

communication program and training in safety initiative ("eni in safety") was started in the period, targeting to disseminate safety culture and to support managers in promoting rigorous respect of safety rules.

Portfolio developments
- In May 2012, the East Sepinggan block was awarded, offshore the Kutei Basin, Indonesia. The block covers an area of approximately 2,900 square kilometers in a very rich hydrocarbon province, supported by the Bontang LNG processing facility.

- In June 2012, Eni and Rosneft defined the terms to set up the joint ventures (Eni's interest 33.33%) which will operate development of the Fedynsky and Tsentralno-Barentsevsky licenses offshore the Russian section of the Barents Sea, and the Zapadno-Cernomorsky license offshore the Russian section of the Black Sea.

- In July 2012, three product sharing contracts were awarded by the government of Kenya for the acquisition of exploration blocks located in the deep and ultra-deep waters of the Lamu Basin, covering an area of more than 35,000 square kilometers, thus marking the entry of Eni in the country.

- In June and July 2012, Eni acquired the operatorship of three exploration blocks (Eni’s interest 50%) located offshore Vietnam, in the Song Hong and Phu Khanh basins. The three blocks cover approximately 21,000 square kilometers of acreage. These basins are estimated to contain 10% of Vietnam’s hydrocarbon resources, mainly gas. The Company plans to make significant investment to explore for hydrocarbons in the acquired acreage by drilling four wells. The deal is subject to the Authority approval.

- In June 2012, it was agreed with the Ukrainian state-owned National Joint Stock Company Nak Nadra Ukrayny and Cadogan Petroleum Plc to acquire a 50.01% interest and operatorship of the Ukrainian company LLC WESTGASINVEST which currently holds subsoil rights to nine unconventional (shale) gas license areas in the Lviv Basin of Ukraine. These licenses cover approximately 3,800 square kilometers of acreage.

- On June 28, 2012, the international Contracting Companies of the final production sharing agreement (FPSA) of the giant Karachaganak gas-condensate field and the

Republic of Kazakhstan closed a settlement agreement of all pending claims relating to the recovery of costs incurred to develop the field. The Contracting Companies will transfer 10% of their rights and interest in the project to Kazakhstan’s KazMunaiGas for a $1 billion net cash consideration ($325 million being Eni’s share). From the effective date of June 28, 2012, Eni’s interest in the Karachaganak project has been reduced to 29.25% from the 32.5% previously held.

- On August 2, 2012, Eni signed a sale and purchase agreement with Chevron for a 25% interest in the LB11, LB12 and LB14 blocks offshore Liberia. With this agreement Eni intends to expand its position in the exploration of the West Africa Transform Margin.

- On February 13, 2012, Eni launched at the Porto Torres plant, the new Research Department of Matrica, a joint venture between Versalis and Novamont to develop Green Chemistry. The cooperation with different institutions in the area will allow to acquire data about native farming and to develop synergies on the Biorefinery products, such as bio-lubricants, bio-filler and bioplastics.

- At the United Nations Conference on Sustainable Development held in Rio de Janeiro, Eni has confirmed its commitment for sustainable development particularly to reduce flaring gas and GHG emissions as well as initiatives for accessing sustainable energy, developing green chemistry and tackling anti corruption issues.

Divestments
- On June 15, 2012, Eni and CDP signed a sale and purchase contract related the divestment of 30% less 1 share of the voting shares of Snam at a price of euro 3.47 a share for a total consideration of euro 3,517 million. The deal complies with current regulation in Italy which establishes the ownership unbundling of Snam. Furthermore, it is mandated the divestment of the residual shareholding of Eni in Snam through transparent and non-discriminatory sales procedures targeted to both retail and institutional investors. On July 18, 2012, Eni finalized the sale of a further 5% interest in Snam (178,559,406 ordinary shares). The deal was carried out through an accelerated book-building procedure aimed at Italian and foreign institutional investors.

- On March 29, 2012, Eni and the other relevant shareholders of the Portuguese company Galp

Contents

Eni Interim Consolidated Report / Highlights

Energia, Amorim Energia and Caixa Geral de Depósitos SA, signed a number of agreements that amended the shareholders agreements currently in place between the three companies allowing Eni to commence the process of divesting its 33.34% interest in Galp. As per the agreements, on July 20, 2012, Eni finalized with Amorim Energia the sale of 5% of the share capital of Galp Energia. Following the sale, Eni ceased to be part of the existing shareholders’ agreement between the Galp shareholders, also terminating its significant influence on Galp. The	residual Eni’s shareholdings in Galp at 28.34% will be stated as a financial asset.

- Through the divestment of the regulated business and its stake in GALP, Eni will significantly strengthen its balance sheet and securing its capacity to financially support the massive investment for the development of hydrocarbons reserves planned in future years.

For further information see the paragraph "Divestment" of the Operating Review.

Financial highlights *
i	i	i	First half
2011	(euro million)	2011	2012

107,690	Net sales from operations - continuing operations		52,526	63,203
16,803	Operating profit - continuing operations		9,187	9,317
17,230	Adjusted operating profit - continuing operations (a)		8,727	10,371
6,902	Net profit - continuing operations (b)		3,811	3,700
(42)	Net profit - discontinued operations (b)		(10)	144
6,860	Net profit (b)		3,801	3,844
6,938	Adjusted net profit - continuing operations (a)		3,640	3,787

13,763	Net cash provided by operating activities - continuing operations		8,390	8,340
11,909	Capital expenditure - continuing operations		5,958	5,647
142,945	Total assets at period end		130,679	150,515
60,393	Shareholders' equity including non-controlling interest at period end		55,704	63,574
28,032	Net borrowings at period end		25,978	26,909
88,425	Net capital employed at period end		81,682	90,483

16.01	Share price at period end	(euro)	16.31	16.78
3,622.7	Number of shares outstanding at period end	(million)	3,622.6	3,622.7

i	i	i
*	i	Pertaining to continuing operations. Following the announced divestment plan of the Regulated Businesses in Italy, results of Snam are represented as discontinued operations throughout this Interim Consolidated Report.
(a)	i	For a detailed explanation of adjusted profits (net and operating), that exclude inventory holding gain/loss and special items, see paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".
(b)	i	Profit attributable to Eni’s shareholders.

Summary financial data **
i	i	i	First half
2011	2011	2012

	Net profit - continuing operations
1.91	- per share (a)	(euro)	1.05	1.02
5.30	- per ADR (a) (b)	(USD)	2.95	2.64
	Adjusted net profit - continuing operations
1.92	- per share (a)	(euro)	1.00	1.05
5.33	- per ADR (a) (b)	(USD)	2.81	2.72

0.46	Leverage		0.47	0.42
12.9	Return On Average Equity (ROAE)		7.3	6.5
14.7	Coverage		23.6	15.0
1.07	Current ratio		1.06	1.21
49.1	Debt coverage		32.3	31.0

i	i	i
**	i	See "Glossary" for indicators explanation.
(a)	i	Fully diluted. Ratio of net profit and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b)	i	One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

Contents

Eni Interim Consolidated Report / Highlights

Operating and sustainability data
i	i	i	First half
2011	2011	2012

78,686	Employees at period end	(number)	79,340	79,900
13,185	of which - women		13,055	13,203
45,516	- outside Italy		45,790	46,814
18.2	Female managers	(%)	17.8	18.4
0.71	Employee injury frequency rate	(No. of accidents per million hours worked)	0.61	0.67
0.74	Contractor injury frequency rate		0.78	0.61
7,295	Oil spills	(barrels)	6,103	616
6,127	Oil spills due to sabotage and terrorism		1,490	5,458
51.10	GHG emission	(mmtonnes CO2 eq)	26.23	27.38
191	R&D expenditures (a)	(euro million)	86	82

	Exploration & Production
1,581	Production of hydrocarbons	(kboe/d)	1,586	1,661
845	- Liquids	(kbbl/d)	846	861
4,085	- Natural gas	(mmcf/d)	4,110	4,437
548.5	Production sold	(mmboe)	274.8	292.3

	Gas & Power
96.76	Worldwide gas sales (b)	(bcm)	53.33	50.76
34.68	- in Italy		19.09	18.67
62.08	- outside Italy		34.24	32.09

	Refining & Marketing
31.96	Refinery throughputs on own account	(mmtonnes)	15.77	14.27
11.37	Retail sales of petroleum products in Europe		5.54	5.27
2,206	Average throughput of service stations in Europe	(kliters)	1,079	1,003

	Chemicals
6,245	Production	(ktonnes)	3,347	3,114
4,040	Sales of petrochemical products		2,170	1,988
65.3	Average utilization rare	(%)	66.0	68.0

	Engineering & Construction
12,505	Orders acquired	(euro million)	6,006	6,303
20,417	Order backlog at period end		20,490	20,323

i	i	i
(a)	i	Net of general and administrative costs.
(b)	i	Includes Exploration & Production natural gas sales amounting to 1.30 bcm (1.46 and 2.86 bcm in the first half of 2011 and in the year 2011, respectively).

Contents

i	i	i	First half
2011	2011	2012

0.41	Employee injury frequency rate	(No. of accidents per million hours worked)	0.32	0.31
0.41	Contractors injury frequency rate		0.43	0.40
1.83	Fatality index	(No. of fatalities per 100 million hours worked)	3.57	0.80

29,121	Net sales from operations (a)	(euro million)	14,252	17,896
15,887	Operating profit		7,799	9,543
16,075	Adjusted operating profit		7,953	9,325
6,865	Adjusted net profit		3,522	3,708
9,435	Capital expenditure		4,719	4,455

	Average realizations (b)
102.11	- Liquids	($/bbl)	101.89	106.53
6.48	- Natural gas	($/mmcf)	6.15	7.15
72.26	- Hydrocarbons	($/boe)	71.34	75.49

	Production of hydrocarbons (b)
845	- Liquids	(kbbl/d)	846	861
4,085	- Natural gas	(mmcf/d)	4,110	4,437
1,581	- Hydrocarbons	(kboe/d)	1,586	1,661
10,425	Employees at period end	(units)	10,294	10,729
6,628	of which: outside Italy		6,304	6,919
2,930	Oil spills	(bbl)	2,281	614
6,127	Oil spills from sabotage and terrorism		1,490	5,458
23.59	Direct GHG emissions	(mmtonnes CO2 eq)	12.06	14.04
9.55	of which: from flaring		4.82	4.91

i	i	i
(a)	i	Before elimination of intragroup sales.
(b)	i	Includes Eni’s share of equity-accounted entities.

Mineral right portfolio and exploration activities
As of June 30, 2012, Eni’s mineral right portfolio consisted of 1,091 exclusive or shared rights for exploration and development in 42 Countries on five continents for a total acreage of 287,244 square kilometers net to Eni of which developed acreage of 40,799 square kilometers and undeveloped acreage of 246,445 square kilometers.
In the first half of 2012, changes in total net acreage mainly derived from: (i) new leases in Kenya, China and Indonesia for a total acreage of approximately 44,000 square kilometers; (ii) the total relinquishment of leases in Algeria, Brazil, Egypt, Nigeria and Pakistan, covering an acreage of 10,500 square kilometers.
In the first half of 2012, a total of 33 new exploratory wells were drilled (19 of which represented Eni’s share), as compared to 31 exploratory wells drilled in the first half of 2011 (15 of which represented Eni’s share).
The overall commercial success rate was 41.9% (41.9% net to Eni).

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Eni Interim Consolidated Report / Operating review

Oil and natural gas interests
December 31, 2011	June 30, 2012

Total net acreage (a)	Number of interest	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Total net acreage (a)

EUROPE	26,023	285	17,241	24,042	41,283	11,163	15,001	26,164
Italy	16,872	151	10,832	10,721	21,553	9,008	7,817	16,825
Rest of Europe	9,151	134	6,409	13,321	19,730	2,155	7,184	9,339
Croatia	987	2	1,975		1,975	987		987
Norway	2,335	51	2,319	6,171	8,490	353	2,324	2,677
Poland	1,968	3		1,968	1,968		1,968	1,968
United Kingdom	1,014	72	2,065	724	2,789	785	169	954
Ukraine	45	2	50	50	100	30	15	45
Other Countries	2,802	4		4,408	4,408		2,708	2,708
AFRICA	137,220	279	66,412	217,577	283,989	19,850	143,524	163,374
North Africa	30,532	117	31,781	18,720	50,501	13,876	7,790	21,666
Algeria	9,065	39	2,261	1,315	3,576	815	389	1,204
Egypt	5,898	57	5,109	8,718	13,827	1,836	3,057	4,893
Libya	13,295	10	17,947	8,687	26,634	8,951	4,344	13,295
Tunisia	2,274	11	6,464		6,464	2,274		2,274
Sub-Saharan Africa	106,688	162	34,631	198,857	233,488	5,974	135,734	141,708
Angola	6,218	71	4,804	20,193	24,997	658	5,560	6,218
Congo	5,020	26	1,835	7,681	9,516	1,027	4,008	5,035
Democratic Republic of Congo	263	1		478	478		263	263
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,885	2		5,144	5,144		1,885	1,885
Kenya		3		35,724	35,724		35,724	35,724
Mozambique	9,502	1		12,956	12,956		9,501	9,501
Nigeria	8,491	44	27,992	10,838	38,830	4,289	3,484	7,773
Togo	6,192	2		6,192	6,192		6,192	6,192
Other Countries	61,502	6		92,036	92,036		61,502	61,502
ASIA	55,284	76	16,933	107,565	124,498	5,701	56,991	62,692
Kazakhstan	880	6	324	4,609	4,933	95	775	870
Rest of Asia	54,404	70	16,609	102,956	119,565	5,606	56,216	61,822
China	5,365	11	200	10,455	10,655	39	10,455	10,494
India	9,206	13	206	25,364	25,570	109	9,097	9,206
Indonesia	17,719	13	1,735	30,019	31,754	656	19,976	20,632
Iran	820	4	1,456		1,456	820		820
Iraq	352	1	1,074		1,074	352		352
Pakistan	9,289	18	8,236	12,937	21,173	2,400	6,266	8,666
Russia	1,469	4	3,502	1,494	4,996	1,030	439	1,469
Timor Leste	6,740	4		8,087	8,087		6,739	6,739
Turkmenistan	200	1	200		200	200		200
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICA	10,209	435	5,955	14,782	20,737	3,039	6,395	9,434
Brazil	795	1	1,513		1,513	50		50
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Trinidad & Tobago	66	1	382		382	66		66
United States	5,123	418	1,697	6,808	8,505	840	4,102	4,942
Venezuela	914	6	378	2,427	2,805	98	967	1,065
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	25,685	16	1,980	49,109	51,089	1,046	24,534	25,580
Australia	25,647	15	1,980	48,344	50,324	1,046	24,496	25,542
Other Countries	38	1		765	765		38	38

Total	254,421	1,091	108,521	413,075	521,596	40,799	246,445	287,244

(a)	Square kilometers.
(b)	Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Oil and gas production
In the first half of 2012, Eni’s liquids and gas production grew by 4.7% to 1,661 kboe/d from the same period a year ago. The performance was driven by an ongoing recovery in Libyan production, as well as starting-up and ramping-up new fields in Australia, Russia and Egypt. These positives were partly offset by the shutdown of the Elgin/Franklin field (Eni’s interest 21.87%) in the UK due to a gas leak and by crude oil losses in Nigeria due to rapidly escalating acts of sabotage and theft, in addition to mature fields decline. The share of oil and natural gas produced outside Italy was 89% (89% in the first half of 2011).

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Liquids production (861 kbbl/d) increased by 15 kbbl/d, or 1.8%, due to the ramp-up of Libyan production and the reaching of full production in Australia, mainly at the Kitan field (Eni operator with a 40% interest). Production declined in the United Kingdom and Nigeria.

Natural gas production (4,437 mmcf/d) increased by 327 mmcf/d (up 8.6%) due to the ramp-up of Libyan operations and start-ups in Russia, particularly Samburgskoye field (Eni’s interest 29.4%), and Egypt. The main decreases were registered in the United Kingdom and the Gulf of Mexico, due to facility downtimes following technical reasons and mature fields decline.

Oil and gas production sold amounted to 292.3 mmboe. The 9.9 mmboe difference over production (302.2 mmboe) reflected mainly volumes of natural gas consumed in operations (11.2 mmboe).

Hydrocarbons production (a) (b)
First half
2011	(kboe/d)	2011	2012	Change	% Ch.

186	Italy		179	186	7	3.9
216	Rest of Europe		223	189	(34)	(15.2)
438	North Africa		444	568	124	27.9
369	Sub-Saharan Africa		365	333	(32)	(8.8)
106	Kazakhstan		112	108	(4)	(3.6)
112	Rest of Asia		111	119	8	7.2
126	America		127	119	(8)	(6.3)
28	Australia and Oceania		25	39	14	56.0
1,581			1,586	1,661	75	4.7
548.5	Production sold	(mmboe)	274.8	292.3	17.5	6.4

Liquids production (a)
First half
2011	(kbbl/d)	2011	2012	Change	% Ch.

64	Italy	59	65	6	10.2
120	Rest of Europe	123	101	(22)	(17.9)
209	North Africa	214	258	44	20.6
278	Sub-Saharan Africa	275	244	(31)	(11.3)
64	Kazakhstan	68	65	(3)	(4.4)
34	Rest of Asia	34	39	5	14.7
65	America	65	67	2	3.1
11	Australia and Oceania	8	22	14	..
845		846	861	15	1.8

Natural gas production (a) (b)
First half
2011	(mmcf/d)	2011	2012	Change	% Ch.

674	Italy	663	675	12	1.8
538	Rest of Europe	556	484	(72)	(12.9)
1,272	North Africa	1,276	1,716	440	34.5
508	Sub-Saharan Africa	502	494	(8)	(1.6)
231	Kazakhstan	242	242
430	Rest of Asia	431	445	14	3.2
334	America	344	287	(57)	(16.6)
98	Australia and Oceania	96	94	(2)	(2.1)
4,085		4,110	4,437	327	8.6

(a)	Includes Eni’s share of equity-accounted entities production.
(b)	Includes volumes of gas consumed in operation (342 and 313 mmcf/d in the first half of 2012 and 2011, respectively and 321 mmcf/d for the full year 2011).

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Main exploration and development projects
Italy

Development activities progressed at the Val d’Agri concession (Eni’s interest 60.77%) with the linkage of Cerro Falcone to the oil treatment center and sidetrack activity as well as upgrading of production facilities.
Other activities were performed: (i) sidetrack and workover activities at the Barbara, Brenda, Gela, Naomi & Pandora and Porto Corsini west fields (Eni’s interest 100%) for production optimization; (ii) integration and upgrading activities of compression and hydrocarbon treatment facilities at the Barbara production platforms and at the Hera Lacinia power station; and (iii) activities for the substitution of an FSO at the Rospo field (Eni’s interest 38.28%).

Rest of Europe

Norway In the first half of 2012, exploration activities yielded positive results in the PL532 license located in the Barents Sea (Eni’s interest 30%) with the appraisal of the Skrugard oil and gas discovery and with the new Havis oil and gas discovery. The total recoverable reserves of the PL532 license are estimated at approximately 500 mmbbl at 100%. Both fields are planned to be put in production by means of a fast-track synergic development.
Eni was awarded the operatorship of the PL657 license (Eni operator with a 80% interest) located in the Barents Sea near the Goliat operated field (Eni’s interest 65%). Any exploratory success will be supported by the existing facilities significantly reducing time-to-market.
In April 2012, Eni signed with Solveig Gas Norway AS Company an agreement for the sale of its 1.43% interest in the Gassled JV, a network of gas pipelines and terminals for carrying natural gas. Completion is expected in the fourth quarter of 2012 with a consideration amount of approximately euro 130 million.
Development activities have been progressing at the Goliat field in the Barents Sea. Start-up is expected in 2013 with a production plateau at approximately 100 kbbl/d.
Activities progressed to put in production discovered reserves near the Asgaard field (Eni’s interest 14.82%) with the Marulk development plan (Eni operator with a 20% interest). Production started-up early in April 2012 and is expected to ramp-up to approximately 20 kboe/d (4 kboe/d net to Eni) on average during the year. Other ongoing activities aimed at maintaining and optimizing production at the Ekofisk field (Eni’s interest 12.39%) by means of infilling wells, the development of the South Area, upgrading of existing facilities and optimization of water injection.

United Kingdom Main development activities concerned: (i) the construction of production platform and drilling activities at the gas and liquids Jasmine field (Eni’s interest 33%). Start-up is expected by the end of 2013; (ii) development activities at the oil and gas Kinnoul field (Eni’s interest 16.67%). The drilling of producing subsea wells has been completed, while linkage to the production facilities of the Andrew field (Eni’s interest 16.21%) is in progress. These facilities will be upgraded for the treatment of additional volumes. Start-up is expected in 2013; and (iii) concept definition activities for the Mariner oil field with target to sanction the project by the end of the year.
On March 25, 2012, a gas leak following a well operation occurred at a wellhead platform of the Elgin/Franklin gas field (Eni’s interest 21.87%) which is located in the UK North Sea. The field is operated by an international oil company which has applied all required measures to manage the accident that led to the shutdown of production at the whole field. The gas leak was stopped and currently activities for closing and abandoning the well are underway. At the same time, the operating company is working in order to restart production by the first quarter of 2013. Eni is closely monitoring the situation to assess any possible liability which may arise from the incident.

North Africa

Algeria Development activity progressed at the MLE and CAFC integrated project (Eni’s interest 75%). The MLE development plan foresees construction of a natural gas treatment plant with a capacity of 350 mmcf/d and four export pipelines to be linked to the national grid system. These facilities will also receive gas from the CAFC field. Production start-up is expected by the end of 2012. The CAFC project includes

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the construction of an oil treatment plant and synergies with the MLE production facilities. Production start-up at the CAFC field is expected by year-end and in 2015, for gas and liquids respectively. The overall project targets a production plateau of approximately 33 kboe/d net to Eni by 2016.
Other activities concerned the El Merk project (Eni’s interest 10.99%). The development program foresees the construction of a gas treatment plant with a capacity of approximately 600 mmcf/d, two oil trains with a capacity of 65 kbbl/d each for a production of approximately 11 kbbl/d net to Eni. Start-up is expected in 2013.

Egypt Exploration activities yielded positive results: (i) at the Belayim concession (Eni’s interest 100%) with the BLNE-2 and BMSW-1 oil discovery wells; (ii) off the Mediterranean coast with the Taurt North-1 and Plio-1C (Eni’s interest 50%) gas discoveries wells; and (iii) Meleiha development lease (Eni’s interest 56%) with the Emry Deep oil discovery. These discoveries are characterized by a rapid time-to-market and in line with Eni's strategy of focusing on conventional and synergic assets.
In the first half of 2012, Eni started-up the offshore field of Seth. Production is processed at the El Gamil onshore plant located in the Ras El Barr concession (Eni’s interest 50%). The field is expected to produce approximately 170 mmcf/d (approximately 11 kboe/d) net to Eni.

Sub-Saharan Africa

Angola Exploration activities yielded positive results: (i) at the Block 15/06 (Eni operator with a 35% interest) with the Vandumbu 1 oil discovery, the first commitment well of the second exploration stage; and (ii) at the Block 2 (Eni’s interest 20%) with the Etele Tampa 7 exploration well showing oil and natural gas resources.
In the first half of 2012, production started-up at the satellites of Kizomba Phase 1, in the Development Areas of former Block 15 (Eni’s interest 20%). Production plateau of 100 kbbl/d (21 kbbl/d net to Eni) is expected in 2013.
As part of the activities designed to reduce gas flaring in Block 0 (Eni’s interest 9.8%), activity progressed at the Nemba field in Area B. Completion is expected in 2013 reducing flared gas by approximately 85%. Other ongoing projects include the installation of a second compression unit at the Nemba platform. In the Area A the development activity progressed at the Mafumeira field. The project was sanctioned in the first half of 2012 and production start-up is expected in 2015.
Main project underway in the Development Areas of former Block 15 included drilling activities at the Mondo and Saxi/Batuque fields to finalize the ongoing development plan.
The subsea facility of the Gas Gathering project has been completed and will provide for the collection of all the gas of the Kizomba, Mondo and Saxi/Batuque fields to be delivered to the A-LNG liquefaction plant.

Congo Activities at the M’Boundi field (Eni operator with an 83% interest) moved forward with the application of advanced recovery techniques and a design to monetize associated gas within the activities aimed at zero gas flaring by the end of the year. In addition starting from 2009, Eni finalized long-term agreements to supply associated gas from the M’Boundi field to feed three facilities in the Pointe Noire area: (i) a potassium plant under construction, owned by Canadian Company MAG Industries; (ii) the existing Djeno power plant (CED - Centrale Electrique du Djeno) with a 50 MW generation capacity; and (iii) the recently built CEC Centrale Electrique du Congo power plant (Eni’s interest 20%) with a 300 MW generation capacity. These facilities will also receive gas from the offshore discoveries of the Marine XII permit. In the first half of 2012 M’Boundi supply to the CEC and CED power plants was approximately 106 mmcf/d (approximately 17 kboe/d net to Eni). The RIT project progressed for the rehabilitation of the power grid from Pointe-Noire to Brazzaville within the integrated project to monetize gas in Congo with completion expected by the end of the year.

Mozambique In 2012 exploration campaign achieved new exploration success in Area 4 (Eni operator with a 70% interest) located in the Rovuma Basin with the Mamba North East 1 and 2 as well ass Coral 1 gas discoveries following the Mamba South 1 and Mamba North 1 ones. The latest discoveries further increased the potential of Area 4 which is now estimated to hold approximately up to 70 Tcf of gas in

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place. The Coral 1 discovery is particularly significant since it confirms a new exploration play, which is independent of those drilled so far in the Mamba area.
Following the new discoveries, Eni plans to drill at least another five wells to fully estimate the upside potential of Area 4.

Nigeria Production started-up at the Phase 2A project in the OML 119 service contract with a production peak of 15 kbbl/d.
In blocks OMLs 60, 61, 62 and 63 (Eni operator with a 20% interest), activities aimed at guaranteeing production to feed gas to the Bonny liquefaction plant and flaring down continued. Development activities concerned: (i) the Tuomo field aimed to supply 170 mmcf/d net to Eni of feed gas for 20 years for sixth train. Early-production is expected in the second half of the year; (ii) the flowstation at Ogbainbiri to be completed by the end of the year. This facility will ensure to guarantee approximately 310 mmcf/d of feed gas for fourth and fifth trains.
In block OML 28 (Eni’s interest 5%) within the integrated oil and natural gas project in the Gbaran-Ubie area, the drilling program progressed. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids to supply the Bonny liquefaction plan.
The Forcados/Yokri oil and gas field (Eni’s interest 5%) is under development as part of the integrated associated gas gathering project aimed at supplying gas to the domestic market through Escravos-Lagos pipeline system. First gas is expected in 2013.
Activities are underway to complete the Abo Phase 3 project in OML 125 (Eni operator with an 85% interest). Start-up is expected by the end of the year.

Kazakhstan

Kashagan The North Caspian Operating Company (NCOC) BV (Eni’s interest 16.81%) is currently focused on completing the Experimental Program (Phase 1) with activities in line with the project schedule which targets the achievement of first commercial oil production by the end of 2012 or early in 2013.
Eni retains the responsibility for the development of the Experimental Program targeting an initial production capacity of 150 kbbl/d. Over the next two years a second treatment train and compression facilities for gas reinjection will be completed and put online enabling to increase the production capacity up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression capacity for re-injection in the reservoir. The partners intend to submit the scheme of this additional gas compression activity to the relevant Kazakh Authorities in the second half of 2012. The partners are currently assessing Phase 2 of the development of the Kashagan field with a view of optimizing the development lay-out. The review is expected to be completed by the end of 2012.
On May 23, 2012 the Consortium partners and the Authority of the Republic of Kazakhstan reached an agreement on the Amendment to the sanctioned development plan of the Kashagan field (Amendment 4) which included an update to the project schedule, a revision of investment estimates and a settlement agreement of all pending claims relating to recoverable costs and other fiscal matters.
The amendment also included a commercial framework to supply a share of the natural gas produced from Kashagan to the domestic market and an agreement whereby the international partners of the Consurtium shall finance the share of project cost to be borne by the Kazakh KMG partner, in excess to the sanctioned budget costs (Amendement 3).

Karachaganak On June 28, 2012 the international contracting companies of the final production sharing agreement of the giant Karachaganak gas-condensate field and the Republic of Kazakhstan closed a settlement agreement of all pending claims relating to the recovery of costs incurred to develop the field. The contracting companies will transfer 10% of their rights and interest in the project to Kazakhstan’s KazMunaiGas for $1 billion net cash consideration ($325 million being Eni’s share). From the effective date of June 28, 2012, Eni’s interest in the Karachaganak project has been reduced to 29.25% from the 32.5% previously held. The agreement also includes the allocation of an additional 2 million tonnes per year capacity in the Caspian Pipeline Consortium export pipeline (CPC) over the remaining life of the

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FPSA, fully operational within the next three years, as well as final agreement on all tax and customs matters up to the end of 2009.
Phase 3 of the Karachaganak project is currently under study. The project is aimed at further developing gas and condensates reserves by means of the installation of gas treatment plant and re-injection facilities to increase gas sales and liquids production. The development plan is currently in the phase of technical and marketing discussion to be presented to the relevant Authorities.

Rest of Asia

Indonesia In May 2012, Eni was awarded the East Sepinggan block (Eni’s interest 100%), located offshore the Kutei Basin, in a very rich hydrocarbon province, supported by the Bontang LNG processing facility. The commitment activity foresees performing of geological and geophysical studies, acquisition of seismic data and the drilling of one well over the next three years.
The development plan of the operated Jangkrik (Eni’s interest 55%) and Jau (Eni’s interest 85%) gas fields progressed. Activities at the Jangkrik offshore field include drilling of production wells, installation of a Floating Production Unit for gas and condensate treatment and construction of a transportation facility connecting to the existing onshore network linked to the Bontang liquefaction plant for gas; condensates will be supplied to the treatment plants in the area. Start-up is expected in 2016. The Jau offshore project provides for the drilling of production wells and the linkage to onshore plants via pipeline. Start-up is expected in 2016.
The exploration activities related to the coal bed methane project progressed at the Sanga Sanga PSC (Eni’s interest 37.8%). Predevelopment activities are underway exploiting the synergy opportunities provided by the existing production and treatment facilities also including the Bontang LNG plant. Start-up is expected in 2013.
Development activities are underway at the Indonesia Deepwater Development project (Eni’s interest 20%) aiming to ensure gas supply to the Bontang plant. Project provides for: (i) the integrated development of the Gendalo, Gandang, Maha and Gehem fields in the east Kalimatan. Final Investment Decision (FID) is expected in 2014 with first gas in 2017; (ii) pre-development activity of Bangka discovery. Start-up is expected in 2015.

Russia In June 2012, Eni and the Authority of the Yamal-Nenets Autonomous District signed a Memorandum of Understanding which outlines plan for implementing joint socio-economic and cultural projects in the area. The agreement includes training initiatives in the oil&gas sector, cultural programs and financial support. The Memorandum confirms Eni’s commitment for integration between the traditional oil business and sustainable development initiatives.
In April 2012, Eni and Rosneft defined the terms to set up the joint ventures (Eni 33.33%) which will operate development of the Fedynsky and Tsentralno-Barentsevsky licenses offshore the Russian section of the Barents Sea, and the Zapadno-Cernomorsky license offshore the Russian section of the Black Sea.
In the first half of 2012, production started-up at the Samburgskoye field (Eni’s interest 29.4%) located in the Yamal-Nenets area, in Siberia, flowing at an initial level of approximately 43 kboe/d (approximately 14 kboe/d net to Eni). A production peak of 145 kboe/d (43 kboe/d net to Eni) is expected in 2015. The gas production will be sold to Gazprom on the basis of the agreement signed in September 2011, while the condensate will be exported. Eni will retain the right to repurchase the natural gas for domestic marketing.
Planned activities progressed at the Urengoiskoye field (Eni’s interest 29.4%). Start-up is expected in 2014.

America

United States Exploration outlining of the Heidelberg oil discovery (Eni’s interest 12.5%) in the Gulf of Mexico yielded positive results and increased recoverable resources up to approximately 200 mmbbl. Studies are underway for a fast track development.
Development activities mainly concerned: (i) drilling activities at the Devils Towers (Eni’s interest 75%) and Nikaitchuq (Eni’s interest 100%) operated fields; (ii) production optimization of the Europa (Eni’s interest 32%), Popeye (Eni’s interest 50%), Thunderhawk (Eni’s interest 25%) and Oooguruk (Eni’s interest 30%).

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The development activity progressed at the Alliance area (Eni’s interest 27.5%), in the Fort Worth basin in Texas. This area, including gas shale reserves, was acquired following a strategic alliance between Eni and Quicksilver. The drilling activity has been completed with start-up of 12 wells to achieve a production peak of approximately 11 kboe/d net to Eni by the end of the year.

Venezuela Planning activities progressed at the giant Junin 5 field (Eni’s interest 40%) with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. First oil is expected by the end of the year. Early production of the first phase is expected at plateau of 75 kbbl/d in 2015, targeting a long-term production plateau of 240 kbbl/d to be reached by 2018. The project provides for the construction of a refinery with a capacity of 350 kbbl/d that will allow also the treatment of intermediate streams from other PDVSA facilities. The drilling activity started in the first half of 2012. Eni agreed to finance part of PDVSA’s development costs for the early production phase up to $1.5 billion.
EPC contracts are being awarded for the Perla sanctioned project, located in the Cardon IV block (Eni’s interest 50%), in the Gulf of Venezuela. The early production phase includes the utilization of the already successfully drilled discovery/appraisal wells and the installation of production platforms linked by pipelines to the onshore treatment plant. The target production of approximately 300 mmcf/d is expected in 2014.
The development of the Perla discovery is progressing with the drilling of additional wells and the upgrading of treatment facilities to reach a production plateau of approximately 1,200 mmcf/d.
Activities progressed at the Corocoro producing field (Eni’s interest 26%). In the first half of 2012, the start-up of the Central Production Facility allowed to achieve a production peak of approximately 42 kbbl/d (11 kbbl/d net to Eni). The subsequent development phase will ensure to reach a production of over 51 kbbl/d.

Capital expenditure

Capital expenditure of the Exploration & Production Division (euro 4,455 million) concerned development of oil and gas reserves (euro 3,568 million) directed mainly outside Italy, in particular in Norway, the United States, Congo, Kazakhstan, Angola and Egypt. Development expenditure in Italy concerned the well drilling program and facility upgrading in Val d’Agri concession as well as sidetrack and workover in mature fields.

About 97% of exploration expenditure were directed outside Italy in particular to Mozambique, Ghana, Nigeria, Egypt, Indonesia and the United States. In Italy, exploration activities were directed mainly to the Adriatic offshore, Val d’Agri and Po valley.

Capital expenditure
First half
2011	(euro million)	2011	2012	Change	% Ch.

778	Italy	362	357	(5)	(1.4)
1,698	Rest of Europe	699	967	268	38.3
1,570	North Africa	838	612	(226)	(27.0)
2,743	Sub-Saharan Africa	1,602	1,347	(255)	(15.9)
915	Kazakhstan	472	341	(131)	(27.8)
531	Rest of Asia	231	311	80	34.6
902	America	429	508	79	18.4
298	Australia and Oceania	86	12	(74)	(86.0)
9,435		4,719	4,455	(264)	(5.6)

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i	i	i	First half
2011	2011	2012

2.33	Employee injury frequency rate	(No. of accidents per million hours worked)	2.05	1.76
8.38	Contractors injury frequency rate		7.61	5.80

33,093	Net sales from operations (a)	(euro million)	16,137	19,993
(326)	Operating profit		41	(642)
(247)	Adjusted operating profit		21	553
(657)	Marketing		(209)	369
410	International transport		230	184
252	Adjusted net profit		188	587
948	EBITDA pro-forma adjusted		504	1,121
257	Marketing		111	856
691	International transport		393	265
192	Capital expenditure		68	85

96.76	Worldwide gas sales (b)	(bcm)	53.33	50.76
34.68	- in Italy		19.09	18.67
62.08	- international		34.24	32.09
40.28	Electricity sold	(TWh)	19.34	21.91

10,907	Employees at period end	(units)	11,082	10,802
14.75	Direct GHG emissions	(mmtonnes CO2 eq)	7.63	7.67

i	i	i
(*)	i	Following the announced divestment plan of the Regulated Business in Italy, results of G&P Division include Marketing and International transport activities.
(a)	i	Before elimination of intragroup sales.
(b)	i	Include volumes marketed by the Exploration & Production Division of 1.30 bcm (1.46 and 2.86 bcm in the first half and full year of 2011).

Marketing
Natural gas

Supply of natural gas
In the first half of 2012, Eni’s consolidated subsidiaries supplied 46.12 bcm of natural gas, representing an increase of 0.36 bcm, or 0.8% from the first half of 2011.
Gas volumes supplied outside Italy (42.38 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 95% of total supplies, an increase of 0.09 bcm, or 0.2%, from the first half of 2011. This increase mainly reflects higher volumes purchased from Libya (up 1.87 bcm), due to the ongoing supply recovery through the GreenStream pipeline, the Netherlands (up 0.57 bcm), and Norway (up 0.15 bcm), offset by lower purchases from Russia (down 1.83 bcm), in particular of volumes directed to Italy and Algeria (down 0.21 bcm).
Supplies in Italy (3.74 bcm) increased by 0.27 bcm from the first half of 2011, or 7.8%, due to higher domestic availability.

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Supply of natural gas
First half
2011	(bcm)	2011	2012	Change	% Ch.

7.22	Italy	3.47	3.74	0.27	7.8
21.00	Russia	10.71	8.88	(1.83)	(17.1)
13.94	Algeria (including LNG)	8.87	8.66	(0.21)	(2.4)
2.32	Libya	1.33	3.20	1.87	..
11.02	Netherlands	6.93	7.50	0.57	8.2
12.30	Norway	6.59	6.74	0.15	2.3
3.57	United Kingdom	1.73	1.66	(0.07)	(4.0)
0.61	Hungary	0.30	0.31	0.01	3.3
2.90	Qatar (LNG)	1.50	1.49	(0.01)	(0.7)
6.16	Other supplies of natural gas	3.26	2.97	(0.29)	(8.9)
2.34	Other supplies of LNG	1.07	0.97	(0.10)	(9.3)
76.16	Outside Italy	42.29	42.38	0.09	0.2
83.38	TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	45.76	46.12	0.36	0.8
1.79	Offtake from (input to) storage	1.41	(1.17)	(2.58)	..
(0.21)	Network losses, measurement differences and other changes	0.13	(0.13)	(0.26)	..
84.96	AVAILABLE FOR SALE BY ENI'S CONSOLIDATED SUBSIDIARIES	47.30	44.82	(2.48)	(5.2)
8.94	Available for sale by Eni's affiliates	4.57	4.64	0.07	1.5
2.86	E&P volumes	1.46	1.30	(0.16)	(11.0)
96.76	TOTAL AVAILABLE FOR SALE	53.33	50.76	(2.57)	(4.8)

Sales of natural gas
Sales of natural gas for the first half of 2012 were 50.76 bcm, a decrease of 2.57 bcm from the first half of 2011, down 4.8%, due to weak demand impacted by the downturn and growing competitive pressure. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.

Gas sales by entity
First half
2011	(bcm)	2011	2012	Change	% Ch.

84.37	Total sales of subsidiaries	46.92	44.54	(2.38)	(5.1)
34.60	Italy (including own consumption)	19.06	18.60	(0.46)	(2.4)
45.16	Rest of Europe	25.70	23.46	(2.24)	(8.7)
4.61	Outside Europe	2.16	2.48	0.32	14.8
9.53	Total sales of Eni's affiliates (net to Eni)	4.95	4.92	(0.03)	(0.6)
0.08	Italy	0.03	0.07	0.04	..
7.82	Rest of Europe	4.17	3.98	(0.19)	(4.6)
1.63	Outside Europe	0.75	0.87	0.12	16.0
2.86	E&P in Europe and in the Gulf of Mexico	1.46	1.30	(0.16)	(11.0)
96.76	WORLDWIDE GAS SALES	53.33	50.76	(2.57)	(4.8)

Sales volumes in the Italian market amounted to 18.67 bcm, a decrease of 0.42 bcm, or 2.2%, from the first half of 2011. This was mainly due to sharply lower supplies to the power generation segment (down 1.08 bcm) which were caused by lower demand for electricity by higher competitiveness of coal and growing use of renewable sources. Other declines were recorded in sales to wholesalers (down 0.61 bcm) due to increased competitive pressures and industrials (down 0.23 bcm). Increases were recorded in

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sales on spot markets and at certain Italian exchanges (up 1.16 bcm) and in volumes marketed to residential users (up 0.22 bcm) boosted by colder winter weather.
Sales to importers in Italy posted a steep decline down by 1.39 bcm or 57.7% due to the expiration of certain supply contracts, notwithstanding the recovered availability of Libyan gas.
Sales in Europe decreased by 1.04 bcm, down 3.8%, in particular in Benelux (down 1.38, bcm), affected by strong competitive pressure, and UK/Northern Europe (down 1.07 bcm, including sales to hub). These negative trends were partly offset by growth in Germany/Austria (up 0.61 bcm), Turkey (up 0.48 bcm) and France (up 0.42 bcm).
Sales on markets outside Europe were on a positive trend (up 0.44 bcm) due to greater LNG sales in particular in Japan and Argentina.

Gas sales by market
First half
2011	(bcm)	2011	2012	Change	% Ch.

34.68	ITALY	19.09	18.67	(0.42)	(2.2)
5.16	Wholesalers	3.08	2.47	(0.61)	(19.8)
5.24	Italian gas exchange and spot markets	2.79	3.95	1.16	41.6
7.21	Industries	3.74	3.51	(0.23)	(6.1)
0.88	Medium-sized enterprises and services	0.55	0.51	(0.04)	(7.3)
4.31	Power generation	2.34	1.26	(1.08)	(46.2)
5.67	Residential	3.41	3.63	0.22	6.5
6.21	Own consumption	3.18	3.34	0.16	5.0
62.08	INTERNATIONAL SALES	34.24	32.09	(2.15)	(6.3)
52.98	Rest of Europe	29.87	27.44	(2.43)	(8.1)
3.24	Importers in Italy	2.41	1.02	(1.39)	(57.7)
49.74	European markets	27.46	26.42	(1.04)	(3.8)
7.48	Iberian Peninsula	3.75	3.68	(0.07)	(1.9)
6.47	Germany/Austria	3.74	4.35	0.61	16.3
11.95	Benelux	7.42	6.04	(1.38)	(18.6)
2.24	Hungary	1.34	1.24	(0.10)	(7.5)
6.10	UK/Northern Europe	2.93	1.86	(1.07)	(36.5)
6.86	Turkey	3.27	3.75	0.48	14.7
7.01	France	4.13	4.55	0.42	10.2
1.63	Other	0.88	0.95	0.07	8.0
6.24	Extra European markets	2.91	3.35	0.44	15.1
2.86	E&P in Europe and in the Gulf of Mexico	1.46	1.30	(0.16)	(11.0)
96.76	WORLDWIDE GAS SALES	53.33	50.76	(2.57)	(4.8)

Power

Availability of electricity
Eni’s power generation activity is conducted in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and in Bolgiano plants, as well as in certain photovoltaic sites in Italy.
In the first half of 2012, power generation was 13.27 TWh, up 0.54 TWh, or 4.2% from the first half of 2011, mainly due to higher production in particular at the Ferrara and Mantova plants.
As of June 30, 2012, installed operational capacity was 5.3 GW (5.3 GW at December 31, 2011).

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Eni Interim Consolidated Report / Operating review

Power sales
In the first half of 2012 electricity sales of 21.91 TWh were directed to the free market (72%), the Italian power exchange (16%), industrial sites (8%) and others (4%).
Compared with the first half of 2011, electricity sales were up by 2.57 TWh, or 13.3%, due to the increase of client base mainly due to marketing initiatives introduced to face demand weakness and competitive pressures. Volumes traded on the Italian power exchange were down by 0.64 TWh from the first half of 2011.

First half
2011	2011	2012	Change	% Ch.

5,008	Purchases of natural gas	(mmcm)	2,534	2,640	106	4.2
528	Purchases of other fuels	(ktoe)	264	253	(11)	(4.2)

25.23	Power generation	(TWh)	12.73	13.27	0.54	4.2
14,401	Steam	(ktonnes)	7,092	7,517	425	6.0

Availability of electricity
First half
2011	(TWh)	2011	2012	Change	% Ch.

25.23	Power generation	12.73	13.27	0.54	4.2
15.05	Trading of electricity (a)	6.61	8.64	2.03	30.7
40.28		19.34	21.91	2.57	13.3

26.87	Free market	13.02	15.95	2.93	22.5
8.67	Italian Exchange for electricity	4.11	3.47	(0.64)	(15.6)
3.23	Industrial plants	1.58	1.65	0.07	4.4
1.51	Other (a)	0.63	0.84	0.21	33.3
40.28	Power sales	19.34	21.91	2.57	13.3

i	i	i
(a)	i	Includes positive and negative imbalances.

Capital expenditure

In the first half of 2012, capital expenditure totaled euro 85 million and mainly related to completion of upgrading and other initiatives to improve flexibility of the combined cycle power plants (euro 47 million) and the upgrading plan of natural gas import infrastructure (euro 7 million).

Capital expenditure
First half
2011	(euro million)	2011	2012	Change	% Ch.

184	Marketing	63	78	15	23.8
8	International transport	5	7	2	40.0
192		68	85	17	25.0

Contents

i	i	i	First half
2011	2011	2012

2.02	Employee injury frequency rate	(No. of accidents per million hours worked)	1.84	0.96
3.21	Contractors injury frequency rate		3.15	2.86

51,219	Net sales from operations (a)	(euro million)	24,821	29,501
(273)	Operating profit		376	(678)
(539)	Adjusted operating profit		(273)	(370)
(264)	Adjusted net profit		(164)	(253)
866	Capital expenditure		316	290

31.96	Refinery throughputs on own account	(mmtonnes)	15.77	14.27
61	Conversion index	(%)	60	61
767	Balanced capacity of refineries	(kbbl/d)	767	767

11.37	Retail sales of petroleum products in Europe	(mmtonnes)	5.54	5.27
6,287	Service stations in Europe at period end	(units)	6,256	6,372
2,206	Average throughput per service station in Europe	(kliters)	1,079	1,003
1.50	Retail efficiency index	(%)	1.65	1.64

7,591	Employees at period end	(units)	7,665	7,333
7.23	Direct GHG emissions	(mmtonnes CO2 eq)	3.63	3.09
23.07	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	12.08	10.28

i	i	i
(a)	i	Before elimination of intragroup sales.

Refining

Availability of refined products
First half
2011	(mmtonnes)	2011	2012	Change	% Ch.

	ITALY
22.75	At wholly-owned refineries	11.22	9.84	(1.38)	(12.3)
(0.49)	Less input on account of third parties	(0.25)	(0.22)	0.03	12.0
4.74	At affiliated refineries	2.36	2.19	(0.17)	(7.2)
27.00	Refinery throughputs on own account	13.33	11.81	(1.52)	(11.4)
(1.55)	Consumption and losses	(0.78)	(0.66)	0.12	15.4
25.45	Products available for sale	12.55	11.15	(1.40)	(11.2)
3.22	Purchases of refined products and change in inventories	1.78	2.20	0.42	23.6
(1.77)	Products transferred to operations outside Italy	(1.45)	(1.21)	0.24	16.6
(0.89)	Consumption for power generation	(0.44)	(0.39)	0.05	11.4
26.01	Sales of products	12.44	11.75	(0.69)	(5.5)
	OUTSIDE ITALY
4.96	Refinery throughputs on own account	2.44	2.46	0.02	0.8
(0.23)	Consumption and losses	(0.12)	(0.11)	0.01	8.3
4.73	Products available for sale	2.32	2.35	0.03	1.3
12.51	Purchases of refined products and change in inventories	5.16	7.46	2.30	44.6
1.77	Products transferred from Italian operations	1.45	1.21	(0.24)	(16.6)
19.01	Sales of products	8.93	11.02	2.09	23.4
31.96	Refinery throughputs on own account	15.77	14.27	(1.50)	(9.5)
6.54	of which: refinery throughputs of equity crude on own account	3.35	3.14	(0.21)	(6.3)
45.02	Total sales of refined products	21.37	22.77	1.40	6.6
32.10	Crude oil sales	16.47	17.03	0.56	3.4
77.12	TOTAL SALES	37.84	39.80	1.96	5.2

In the first half of 2012, refining throughputs on own account in Italy and outside Italy were 14.27 mmtonnes, down 1.50 mmtonnes from the first half of 2011, or 9.5%. Volumes processed in Italy (down

Contents

Eni Interim Consolidated Report / Operating review

11.4%) registered a decline from the same period of 2011 due to the upset at the Sannazzaro plant, scheduled standstills in order to mitigate the negative impact of trading environment at the Taranto refinery, Venice plant (temporarily shut down from November 2011 to April 2012) and Gela plant (two production line were shut down in June 2012).
Outside Italy, Eni’s refining throughputs were 2.46 mmtonnes, basically in line with the corresponding period of 2011 (up 0.8%), mainly due to increased volumes in Germany, offset by a decline in the Czech Republic due to planned standstills.
Total throughputs at wholly-owned refineries (9.84 mmtonnes) declined by 1.38 mmtonnes, down 12.3%, from the first half of 2011, resulting in a 69% utilization rate as a consequence of negative market trends.
Approximately 29.3% of volumes of processed crude were supplied by Eni’s Exploration & Production segment (23% in the first half of 2011) corresponding to a lower volume of approximately 220 ktonnes.

Marketing of refined products

In the first half of 2012, sales volumes of refined products (22.77 mmtonnes) were up 1.40 mmtonnes from the first half of 2011, or 6.6%, mainly due to higher sales outside Italy to oil companies and traders.

Product sales in Italy and outside Italy by market
First half
2011	(mmtonnes)	2011	2012	Change	% Ch.

8.36	Retail	4.08	3.79	(0.29)	(7.1)
9.36	Wholesale	4.41	4.24	(0.17)	(3.9)
1.71	Chemicals	0.85	0.68	(0.17)	(20.0)
6.58	Other sales	3.10	3.04	(0.06)	(1.9)
26.01	Sales in Italy	12.44	11.75	(0.69)	(5.5)
3.01	Retail rest of Europe	1.46	1.48	0.02	1.4
3.84	Wholesale rest of Europe	1.78	1.92	0.14	7.9
0.43	Wholesale outside Italy	0.21	0.21
11.73	Other sales	5.48	7.41	1.93	35.2
19.01	Sales outside Italy	8.93	11.02	2.09	23.4
45.02	TOTAL SALES OF REFINED PRODUCTS	21.37	22.77	1.40	6.6

Retail sales in Italy
In the first half of 2012, retail sales in Italy of 3.79 mmtonnes decreased by approximately 290 ktonnes, down 7.1%, driven by lower consumption of gasoil and gasoline, in particular in highway service stations which particularly suffered the decline in freight transportation and the exclusion from recent marketing initiatives. Eni’s retail market share for the first half of 2012 was 30.6%, up 0.3 basis point from the corresponding period of 2011 thanks to the impact of new promotional campaigns ("Iperself h24" and "riparti con eni") as well as the contribution of acquired service stations.

At June 30, 2012, Eni’s retail network in Italy consisted of 4,750 service stations, 49 more than at December 31, 2011 (4,701 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (56 units), the opening of new service stations (5 units), partly offset by the closing of service stations with low throughput (12 units).

With reference to the promotional initiative "you&eni", the loyalty program for customers launched in February 2010 for a five year period, the cards that made at least one transaction in the period were approximately 6.8 million at June 30, 2012. The average number of cards active monthly was approximately 2.2 million. Volumes sold to customers cumulating points on their card were approximately 35.5% of total throughputs.

In the first half of 2012, Eni executed two new marketing initiatives as full-day discount at fully-automated outlets and a special discount on prices at the pump during the twelve summer week-ends at approximately 3,000 service stations.

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Eni Interim Consolidated Report / Operating review

Average throughput (959 kliters) decreased by approximately 109 kliters from the first half of 2011 (1,068 kliters), in line with the decline of domestic fuel consumption (down 8.6%).

Retail sales in the Rest of Europe
Retail sales in the rest of Europe of approximately 1.48 mmtonnes were slightly up 1.4% (approximately 20 ktonnes). Volume additions in Austria (mainly due to the purchase of service stations and new lease contracts), in Germany and Switzerland (also due to boundary sales shifted from Italy) were partially offset by decreases in the Czech Republic and France due to declining demand.
At June 30, 2012 Eni’s retail network in the rest of Europe consisted of 1,622 units, an increase of 36 units from December 31, 2011 (1,586 service stations) manly due to the rationalization of service station network in Austria. In particular this increase reflects: (i) the positive balance of acquisitions/releases of lease concessions (35 units); (ii) the purchase of 25 service stations; (iii) the opening of 2 new outlets; and (iv) the closing of service stations with low throughput (26 units).
Average throughput (1,133 kliters) increased by approximately 22 kliters from the first half of 2011 (1,111 kliters).

Wholesale and other sales
Wholesale sales in Italy (4.24 mmtonnes) declined by approximately 170 ktonnes, down 3.9%, mainly due to a decline in demand from transports and industrial customers due to a generalized slowdown and strong competitive pressure which affected in particular bunkering and lubricant, Jet fuel and fuel oil sales. Average market share in the first half of 2012 was 29% (27.7% in the corresponding period of 2011).
Supplies of feedstock to the petrochemical industry (0.68 mmtonnes) declined by approximately 170 ktonnes related to lower feedstock supplies due to lower demand from industrial customers.
Wholesale sales in the rest of Europe of 1.92 mmtonnes increased by 7.9% from the first half of 2011 mainly in Switzerland, Czech Republic, Slovenia, Germany and France. These increases were partly offset by declines registered in Hungary due to demand weakness.
Other sales (10.45 mmtonnes) increased by 1.87 mmtonnes, or 21.8%, mainly due to higher sales volumes to oil companies.

Capital expenditure

In the first half of 2012, capital expenditure in the Refining & Marketing Division amounted to euro 290 million and regarded mainly: (i) refining, supply and logistics in Italy and outside Italy (euro 228 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular the Sannazzaro refinery, as well as expenditures on health, safety and environmental upgrades; and (ii) upgrade and rebranding of the refined product retail network in Italy (euro 29 million) and in the rest of Europe (euro 18 million).
Expenditures on health, safety and the environment amounted to euro 38 million.

Capital expenditure
First half
2011	(euro million)	2011	2012	Change	% Ch.

629	Refinery, supply and logistics	249	228	(21)	(8.4)
228	Marketing	61	47	(14)	(23.0)
9	Other	6	15	9	..
866		316	290	(26)	(8.2)

Contents

i	i	i	First half
2011	2011	2012

1.47	Employee injury frequency rate	(No. of accidents per million hours worked)	2.08	0.43
4.60	Contractors injury frequency rate		3.95	1.85

6,491	Net sales from operations (a)	(euro million)	3,544	3,241
2,987	Basic petrochemicals		1,670	1,510
3,299	Polymers		1,779	1,629
205	Other sales		95	102
(424)	Operating profit		(5)	(230)
(273)	Adjusted operating profit		(42)	(195)
(206)	Adjusted net profit		(28)	(143)
216	Capital expenditure		115	66

6,245	Production	(ktonnes)	3,347	3,114
4,040	Sales of petrochemical products		2,170	1,988
65.3	Average plant utilization rate	(%)	66.0	68.0

5,804	Employees at period end	(units)	5,888	5,711
4.12	Direct GHG emissions	(mmtonnes CO2 eq)	2.23	1.87
3.18	SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	1.70	1.20

i	i	i
(a)	i	Before elimination of intragroup sales.

Sales - production - prices

In the first half of 2012 sales of petrochemical products (1,988 ktonnes) decreased by 182 ktonnes (down 8.4%) from the first half of 2011, mainly due to a substantial decrease in demand reflecting the current economic downturn affecting the relevant markets.

Average unit sales prices were broadly unchanged (down 0.7%) from the first half of 2011, with different trends for the various businesses: elastomers and phenol/derivatives registered an increase (up 11.5% and 2.5%, respectively), olefins prices were stable and polyethylene quotations registered a steep decline (down 9%) due to the relevant weakness of the market registered in the first half of 2012.

Petrochemical production (3,114 ktonnes) decreased by 233 ktonnes from the first half of 2011, or 7%. Main decreases were registered in styrene and elastomers (down 11% and 10%, respectively).
The main decrease in production was registered at the Porto Torres plant (down 93%), in connection with the start in the second half of 2011 of the bio-based project related to the conversion of the site that interrupted all the production with the exception of nitrilic rubbers. In addition, productions of Sarroch plant decreased by 29% due to planned shutdown. These reductions were partly offset by higher production at Porto Marghera and Mantova plant (up 19% and 15%, respectively) due to the planned facility downtimes registered in the first half of 2011.
Outside Italy, production at the Dunkerque site increased by 12% for the circumstance that in the first half of 2011 the new EVA/LDPE production line was slowly restarted.

Nominal production capacity decreased from the first half of 2011 due to divestment of the Feluy plant and the shutdown of Porto Torres plant, with an average plant utilization rate, calculated on nominal capacity, increasing to 68% (66% in the first half of 2011).

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Eni Interim Consolidated Report / Operating review

Product availability
First half
2011	(ktonnes)	2011	2012	Change	% Ch.

4,101	Basic chemicals	2,207	2,080	(127)	(5.8)
2,144	Polymers	1,140	1,034	(106)	(9.3)
6,245	Production	3,347	3,114	(233)	(7.0)
(2,631)	Consumption and losses	(1,339)	(1,325)	14	(1.0)
426	Purchases and change in inventories	162	199	37	22.8
4,040		2,170	1,988	(182)	(8.4)

Business trends

Intermediates
Intermediates revenues (euro 1,510 million) were down by euro 160 million from the first half of 2011 (or 9.6%) due to decreasing sales volumes (down 6.8%) reflecting lower availability of olefins and aromatics (down 14.5% and 9.3%, respectively), caused by the shutdown of the polyethylene plant in the Sicilian hub for the negative impact of the trading scenario.
These negatives were partly offset by the positive performance registered by the derivatives products, with higher volumes sold (up 25%) due to higher product availability and increasing demand. Average prices of olefins were stable while phenol/derivatives prices increased (up 2.5%) due to the dynamicity of the relevant market.

Intermediates production (2,080 ktonnes) decreased by 127 ktonnes from the first half of 2011 (down 5.8%), due to lower production of olefins and aromatics. In particular, aromatics production declined as the Sarroch plant was shutdown and the cracker plant of Priolo frequently operated with only one line in order to limit the consistent polyethylene stock, reflecting a weaker demand.

Polymers
Polymers revenues (euro 1,629 million) decreased by euro 150 million from the first half of 2011 (down 8.4%) due to average unit prices decreasing by 1.2 and lower sales volumes (down 10%) due to the relevant decrease of demand on the European and extra-European countries and expectations of decreasing prices.

Polyethylene prices registered a steep decline (down 9%) due to the relevant decline in all main business segments; average prices of styrene declined on average by 1.7% due to lower prices of compact polyester. Higher dynamicity of elastomers market resulted in higher prices of the products (up by 11.5% on average), notwithstanding the steep decline in demand and feedstock in the second quarter of 2012.

Polymers production (1,034 ktonnes) decreased by 106 ktonnes from the first half of 2011 (down 9.3%) mainly due to lower production volumes of elastomers at the Ravenna plant and polyethylene at the Sicilian hub due to higher level of stock registered. Lower production volumes of styrene (down 11%) was related to the divestment of plant for the production of expandable and compact polyester in Feluy (Belgium) occurred at the end of 2011.

Capital expenditure

In the first half of 2012 capital expenditure amounted to euro 66 million (euro 115 million in the first half of 2011) and regarded mainly: (i) plant upgrades (euro 20 million); (ii) energy recovery (euro 19 million); (iii) environmental protection, safety and environmental regulations (euro 14 million); and (iv) upkeeping (euro 8 million).

Contents

i	i	i	First half
2011	2011	2012

0.44	Employee injury frequency rate	(No. of accidents per million hours worked)	0.33	0.63
0.21	Contractors injury frequency rate		0.26	0.20
1.82	Fatality index	(No. of fatalities per 100 million hours worked)	1.22	1.24

11,834	Net sales from operations (a)	(euro million)	5,705	6,013
1,422	Operating profit		720	740
1,443	Adjusted operating profit		720	762
1,098	Adjusted net profit		536	552
1,090	Capital expenditure		551	546

12,505	Orders acquired	(euro million)	6,006	6,303
20,417	Order backlog		20,490	20,323

38,561	Employees at period end	(units)	38,770	39,801
86.5	Employees outside Italy	(%)	87.4	86.1
1.32	Direct GHG emissions	(mmtonnes CO2 eq)	0.63	0.67

i	i	i
(a)	i	Before elimination of intragroup sales.

Activity of the period

In the first half of 2012, the main orders acquired related mainly:
- An EPCI contract on behalf of INPEX for the installation subsea pipeline of 889 kilometers connecting the offshore central processing facility to the onshore processing facility in Darwin in Australia. The Ichthys Project is expected to produce 8.4 mmtonnes of LNG and 1.6 mmtonnes of LPG per year, along with approximately 100,000 barrels of condensate per day at peak.
- An EPCI contract on behalf of LUKOIL for two export pipelines connecting the riser block in the Vladimir Filanovsky offshore field, in the Northern Caspian Sea, to the onshore shut-off valves, located approximately 10 to 20 kilometers from the coast, in the Russian Kalmyk Republic. Offshore activities will mainly be performed by the pipelay barge Castoro 12 and by the trenching vessel Castoro 16.
- An EPC contract on behalf of Saudi Aramco and Sumitomo Chemical for the Naphtha and Aromatics Package (RP2) of the Rabigh II Project related to the expansion of the integrated refinery and petrochemicals complex in the city of Rabigh, on the Western coast of Saudi Arabia. The Petro Rabigh complex, whose original production was more than 20 mmtonnes of petroleum and petrochemicals products per year, will process an additional 30 mmscf of ethane per day and 3 mmtonnes of naphtha per year after the expansion.
- An EPCI contract on behalf of Petrobras for the gas export trunkline Rota Cabiúnas, situated in the Santos Basin Pre-Salt Region, 380 kilometers off the coast of the State of São Paulo. The Rota Cabiúnas gas export trunkline is the first high volume gas evacuation system for the new Pre-Salt Fields.
- An EPC contract on behalf of Emarat of the Makkah Province for the implementation of a new Stormwater Drainage System within the framework of the Jeddah Stormwater Drainage Program - Package 8, to be developed in Jeddah, on the Western coast of Saudi Arabia and will provide a long-term drainage solution into the Red Sea.
- An T&I contract on behalf of DPS for the transportation and installation of a gas export pipeline, 20 inches in diameter and 350-kilometer long, in a water depth ranging from 100 to 2,100 meters in the US Gulf of Mexico, through Castorone vessel.

Contents

Eni Interim Consolidated Report / Operating review

Orders acquired in the first half of 2012 amounted to euro 6,303 million, of these projects to be carried out outside Italy represented 94%, while orders from Eni companies amounted to 7% of the total. Order backlog was euro 20,323 million at June 30, 2012 (euro 20,417 million at December 31, 2011). Projects to be carried out outside Italy represented 91% of the total order backlog, while orders from Eni companies amounted to 14% of the total.

Orders acquired
First half
2011	(euro million)	2011	2012	Change	% Ch.

12,505		6,006	6,303	297	4.9
6,131	Offshore Engineering & Construction	3,262	4,229	967	29.6
5,006	Onshore Engineering & Construction	2,077	1,416	(661)	(31.8)
780	Offshore drilling	349	405	56	16.0
588	Onshore drilling	318	253	(65)	(20.4)
	of which:
822	- Eni	395	427	32	8.1
11,683	- Third parties	5,611	5,876	265	4.7
	of which:
1,116	- Italy	889	352	(537)	(60.4)
11,389	- Outside Italy	5,117	5,951	834	16.3

Order backlog

Dec. 31, 2011	(euro million)	June 30, 2011	June 30, 2012	Change	% Ch.

20,417		20,490	20,323	(167)	(0.8)
6,600	Offshore Engineering & Construction	6,432	8,311	1,879	29.2
9,604	Onshore Engineering & Construction	9,735	8,005	(1,730)	(17.8)
3,301	Offshore drilling	3,285	3,197	(88)	(2.7)
912	Onshore drilling	1,038	810	(228)	(22.0)
	of which:
2,883	- Eni	3,149	2,758	(391)	(12.4)
17,534	- Third parties	17,341	17,565	224	1.3
	of which:
1,816	- Italy	1,950	1,890	(60)	(3.1)
18,601	- Outside Italy	18,540	18,433	(107)	(0.6)

Capital expenditure

In the first half of 2012, capital expenditure amounted to euro 546 million and mainly regarded: (i) construction of a new pipelayer, the construction of a new fabrication yard in Indonesia as well as maintenance activities; (ii) activities for the upgrading of the Scarabeo 6 allowing the vessel to perform activities until water depth of 1,100 meters and the completion of Scarabeo 8; (iii) realization/development of operating structures in the onshore drilling business unit.

Capital expenditure
First half
2011	(euro million)	2011	2012	Change	% Ch.

400	Offshore Engineering & Construction	219	258	39	17.8
45	Onshore Engineering & Construction	7	14	7	100.0
507	Offshore Drilling	297	199	(98)	(33.0)
121	Onshore Drilling	28	63	35	..
17	Other		12	12
1,090		551	546	(5)	(0.9)

Contents

Divestment of Eni’s interest in Snam

On May 30, 2012, Eni and Cassa Depositi e Prestiti SpA ("CDP"), an entity controlled by the Italian Ministry of Economy and Finance, agreed the principal terms and conditions of the divestment of 30% less 1 share of the voting shares of Snam at a price of euro 3.47 a share for a total consideration of euro 3,517 million. The sale and purchase contract was signed on June 15, 2012. The closing of the transaction could occur on or after October 15, 2012, and is subject to certain conditions precedent, including, in particular, antitrust approval. By the time the transaction closes, Eni will lose control over Snam.

The total consideration is expected to be paid by CDP in three tranches: the first is to be paid at the closing of the transaction for a total amount of euro 1,759 million; the second is to be paid by 31 December 2012 for a total amount of euro 879 million, and the third, for a total amount of euro 879 million, is to be paid no later than May 31, 2013.

The transaction implements the provisions of Article 15 of Law Decree No. 1 of January 24, 2012 (enacted into Law No. 27 of March 24, 2012), pursuant to which Eni shall divest its shareholding in Snam in accordance with the model of ownership unbundling set out in Legislative Decree No. 93 of June 1, 2011, and in accordance with the criteria, terms and conditions defined in the Decree of the President of the Council of Ministers issued on May 25, 2012 (the "DPCM") and designed to ensure the complete independence of Snam from the largest gas production and sale company in Italy.

Furthermore, the DPCM provides the divestment of the residual shareholding of Eni in Snam through transparent and non-discriminatory sales procedures targeted to both retail and institutional investors. On July 18, 2012, Eni finalized the sale of a further 5% interest in Snam (178,559,406 ordinary shares). The total consideration amounted to euro 612.5 million, corresponding to euro 3.43 per share. The deal was carried out through an accelerated book-building procedure aimed at Italian and foreign institutional investors. The deal was carried out through an accelerated book-building procedure aimed at Italian and foreign institutional investors.

The divestment of the Italian regulated businesses will strengthen Eni’s financial position, targeting a debt to equity ratio in line with that of other major integrated international oil companies. Eni will achieve greater financial flexibility in context of the Company’s new upstream-focused business model, maximum financial resources required to fund production growth and development of new discoveries, as well as tight credit markets.

At the date of the transaction, the counterparty CDP holds a stake in Eni that allows for a significant influence on the latter and is subject, with Eni, to the MEF’s common control. Consequently, according to the Consob Regulation and the Procedure adopted by the Company, the Transaction is a transaction with related parties of greater importance, as it is above the relevant thresholds applied to sale transactions pursuant to the Procedure adopted by Eni (for further information see the paragraph "Transactions with related parties" in the "Other information" section).

Complete information about the transaction is disclosed in the Information Statement, published on June 6, 2012 (and available at the Eni website www.eni.com) in application of the Consob Regulation No. 11971 of May 14, 1999 and later additions and modifications.

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Eni Interim Consolidated Report / Operating review

Divestment of Eni’s interest in Galp

On March 29, 2012, Eni and the other relevant shareholders of the Portuguese company Galp Energia, Amorim Energia and Caixa Geral de Depósitos SA, signed a number of agreements that amended the shareholders agreements currently in place between the three companies allowing Eni to commence the process of divesting its 33.34% interest in the Company.

The agreement provides for:
(i) the sale of Eni's 5% interest in Galp to Amorim Energia within 150 days from the signing of the agreements at a price of euro 14.25 a share;
(ii) the right for Eni to sell up to 18% of Galp shares on the market (which could potentially increase by 2% if convertible bonds are issued);
(iii) the sale of 5% of Eni’s interest in Galp (on the market or to Amorim) will trigger the termination of the shareholders' agreements currently in place;
(iv) a pre-emption right granted to Amorim on the residual 10.34% shares of Galp owned by Eni through a combination of a call option on a 5% interest and a right of first refusal on the remaining 5.34%, or on the whole 10.34% in case Amorim does not exercise the call option.

On July 20, 2012, Eni concluded the sale of 41,462,532 shares to Amorim Energia BV ("Amorim Energia"), at the price of euro 14.25 per share, equal to 5% of the share capital of Galp Energia, with a total amount of euro 590 million. As per the agreements signed by Eni, Amorim Energia and Caixa Geral de Depositos and announced to the market on March 29, 2012, following the sale Eni ceased to be part of the existing shareholders’ agreement between the companies.

Consequently, Eni’s interest in Galp Energia decreases to 28.34% and will be stated as a financial asset.

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The Decree of the President of the Council of Ministers issued on May 25, 2012 (the "DPCM") defined the criteria, terms and conditions to implement the provisions of Article 15 of Law Decree No. 1 of January 24, 2012 (enacted into Law No. 27 of March 24, 2012), pursuant to which Eni shall divest its shareholding in Snam in accordance with the model of ownership unbundling set out in Article 19 of Legislative Decree No. 93 of June 1, 2011. The Italian regulated businesses managed by Snam represent a major line of business and therefore they have been reported as discontinued operations within results for first half of 2012 in accordance with the guidelines of IFRS 5. Prior year data have been reclassified.

Profit and loss account1

First half
2011	(euro million)	2011	2012	Change	% Ch.

107,690	Net sales from operations	52,526	63,203	10,677	20.3
926	Other income and revenues	591	751	160	27.1
(83,199)	Operating expenses	(39,890)	(48,524)	(8,634)	(21.6)
(69)	of which non-recurring items	(69)
171	Other operating income (expense)	(12)	(372)	(360)	..
(8,785)	Depreciation, depletion, amortization and impairments	(4,028)	(5,741)	(1,713)	(42.5)
16,803	Operating profit	9,187	9,317	130	1.4
(1,146)	Finance income (expense)	(389)	(620)	(231)	(59.4)
2,123	Net income from investments	694	1,394	700	..
17,780	Profit before income taxes	9,492	10,091	599	6.3
(9,903)	Income taxes	(5,016)	(6,053)	(1,037)	(20.7)
55.7	Tax rate (%)	52.8	60.0	7.2
7,877	Net profit - continuing operations	4,476	4,038	(438)	(9.8)
(74)	Net profit - discontinued operations	(17)	259	276	..
7,803	Net profit	4,459	4,297	(162)	(3.6)
	Attributable to:
6,860	Eni's shareholders:	3,801	3,844	43	1.1
6,902	- continuing operations	3,811	3,700	(111)	(2.9)
(42)	- discontinued operations	(10)	144	154	..
943	Non-controlling interest:	658	453	(205)	(31.2)
975	- continuing operations	665	338	(327)	(49.2)
(32)	- discontinued operations	(7)	115	122	..

Net profit
In the first half of 2012, net profit attributable to Eni’s shareholders from continuing operation was euro 3,700 million, a decrease of euro 111 million, down by 2.9% from the first half of 2011. Operating profit increased by 1.4% from the first half of 2011 due to the excellent performance reported by the Exploration & Production Division (up euro 1,744 million, or 22.4%) boosted by production growth and the depreciation of the euro vs. the US dollar. This positive was partly offset by lowered results reported by the downstream gas, refining and chemical business driven by the current economic downturn and continuing margin pressures. The results of those businesses were also impacted by the recognition of impairment losses amounting to approximately euro 1.1 billion relating to goodwill allocated to the European gas market cash generating unit and refinery assets based on a reduced profitability outlook.

(1)	In the circumstances of discontinued operations, the International Financial Reporting Standards requires that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case the Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or Snam operations, as if they were standalone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation as reported at the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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The group net profit was negatively impacted by: (i) higher net finance and exchange rate charges (down euro 231 million) due to an increased average net finance debt, fair value losses recorded on certain derivatives on interest rates which did not meet the formal criteria for hedging accounting provided by IAS 39 and the negative impact of estimate revision of certain discounted provisions due to a changed interest rate environment; (ii) higher income taxes (down euro 1,037 million) reflecting increased Group reported tax rate (up approximately 7 percentage points) due to higher taxable profit reported by subsidiaries of the Exploration & Production Division which incurred higher-than Group average tax rate, as well as a significant amount of non-deductible charges (mainly the G&P goodwill impairment) partly offset by the extraordinary gain at the Galp investment which was a non-taxable item.
The increased net income from investments was driven by an extraordinary gain amounting to euro 835 million recorded on Eni’s interest in Galp. This was recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired.
Net profit attributable to Eni’s shareholders which includes results reported from the discontinued operations was euro 3,844 million, increasing by euro 44 million (or 1.1%) from the first half of 2011.

Adjusted net profit

First half
2011	(euro million)	2011	2012	Change	% Ch.

6,902	Net profit attributable to Eni's shareholders - continuing operations	3,811	3,700	(111)	(2.9)
(724)	Exclusion of inventory holding (gains) losses	(644)	(70)
760	Exclusion of special items	473	157
	of which:
69	- non-recurring items	69
691	- other special items	404	157
6,938	Adjusted net profit attributable to Eni's shareholders - continuing operations (a)	3,640	3,787	147	4.0

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".

Adjusted net profit attributable to Eni’s shareholders from continuing operations of euro 3,787 million, increased by euro 147 million, or 4%, from the same period of the previous year. Adjusted net profit was calculated by excluding an inventory holding gain amounting to euro 70 million and special losses of euro 157 million, resulting in a net adjustment of plus euro 87 million.

Special charges of the operating profit from continuing operations mainly related to:
(i)	impairment losses of goodwill and tangible assets in the gas marketing and refining businesses amounting to euro 1,164 million. These were based on management’s outlook pointing to declining commodity demand due to the economic downturn and rising competitive pressure which are expected to negatively impact unit margins. Minor impairment losses were recorded at certain oil&gas properties mainly in the United States reflecting a changed pricing environment and downward reserve revisions;
(ii)	exchange rate differences and exchange rates derivative instruments reclassified as operating items (a gain of euro 183 million);
(iii)	provisions for redundancy incentives (euro 55 million), including a liability which was taken in connection with the 2010-2011 personnel mobility program in Italy to reflect changed pension requirements deriving from the inter-ministerial decree of June 1, 2012 as per Law Decree No. 201 of December 2011;
(iv)	provisions for environmental issues (euro 39 million).

These losses were partly offset by a gain related to the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas as part of the settlement agreement (euro 339 million).

Special charges in net profit mainly comprised the aforementioned extraordinary gain (euro 835 million) recorded at Eni’s interest in Galp and a write-up (euro 52 million) of an investment in a joint venture that

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was impaired in previous reporting periods and within the limit of impaired amounts, as a binding sale and purchase agreement has been signed with a buyer.
The breakdown of adjusted net profit from continuing operations by Division is shown in the table below:

First half
2011	(euro million)	2011	2012	Change	% Ch.

6,865	Exploration & Production	3,522	3,708	186	5.3
252	Gas & Power	188	587	399	212.2
(264)	Refining & Marketing	(164)	(253)	(89)	(54.3)
(206)	Chemicals	(30)	(143)	(113)	..
1,098	Engineering & Construction	536	552	16	3.0
(225)	Other activities	(101)	(123)	(22)	(21.8)
(753)	Corporate and financial companies	(284)	(654)	(370)	..
1,146	Impact of unrealized intragroup profit elimination (a)	638	451	(187)
7,913	Adjusted net profit - continuing operations	4,305	4,125	(180)	(4.2)
	of which attributable to:
975	- Non-controlling interest	665	338	(327)	(49.2)
6,938	- Eni's shareholders	3,640	3,787	147	4.0

(a)	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

In the first half of 2012, the adjusted net profit from continuing operations was determined by increased adjusted net profit recorded by Eni’s Divisions:
- Exploration & Production (up euro 186 million, or 5.3%) driven by a better operating performance (up euro 1,372 million, or 17.3%) due to higher dollar realizations for hydrocarbons (oil up 4.6%; natural gas up 16.2%), a positive impact of the depreciation of the euro over the dollar (euro 530 million) and increased production sales volumes, offset in part by higher exploration costs related to higher activity levels. The adjusted tax rate increased by 3.4 percentage points due to a larger share of taxable profit reported in countries with higher taxation.
- Gas & Power (up euro 399 million) reflecting the economic benefits associated with the renegotiations of certain gas supply contracts, some of which were effective from the beginning of 2011. These positives were partly offset by weak demand in Italy and in Europe and mounting competitive pressures which squeezed selling margins. International transport results decreased by 20%.
- Engineering & Construction (up euro 16 million, or 3%) due to a better operating performance (up euro 42 million, or 5.8%). This trend reflected higher revenues and better margins on the works executed in both the reporting periods, mainly in the Engineering & Construction business unit.
These increases were offset in part by the decline in adjusted net profit recorded by the following segments:
- Refining & Marketing reported wider adjusted net losses (from minus euro 164 million in the first half of 2011 to minus euro 253 million in the first half of 2012) reflecting shrinking price differentials between light and heavy crudes and weak fuel demand. This negative trading environment was partly counteracted by efficiency enhancement measures.
- Chemicals reported higher adjusted net losses (from minus euro 30 million of the first half of 2011 to minus euro 143 million in the first half of 2012) as commodity margins in the first quarter of 2012 plunged due to the escalating cost of oil-based feedstock leading to a negative benchmark margin of cracking, higher feedstock prices due to movements in the euro vs. US dollar exchange rate, and lower commodity demand due to the economic downturn.
In the first half of 2012, Group’s results were achieved in a trading environment characterized by increasing hydrocarbon realizations (up 5.8% on average) with a 2% increase of the marker Brent price from the first half of 2011. Refining margins showed a remarkable recovery from the depressed levels registered in the same period a year ago (the benchmark margin on Brent crude averaged $4.41 per barrel, a fourfold increase from the first half of 2011 in the Mediterranean area). However, the absolute size of margins remained in unprofitable territory due to weak fuel demand which was impacted

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by the economic downturn. Furthermore, results of the Eni refining activities continued to be adversely impacted by shrinking price differentials between light and heavy crudes which reduced the conversion premium and higher cost of oil-linked energy utilities. Spot gas price in Europe were broadly unchanged from the first half of 2011 (down 0.2%). Pricing competition is still intense taking into account minimum off-take obligations in gas purchase take-or-pay contracts and reduced sales opportunities which led to continued margin pressure. Results were helped by the appreciation of the US dollar over the euro (up 7.6%).

First half
2011	2011	2012	% Ch.

111.27	Average price of Brent dated crude oil (a)	111.16	113.34	2.0
1.392	Average EUR/USD exchange rate (b)	1.403	1.296	(7.6)
79.94	Average price in euro of Brent dated crude oil	79.23	87.45	10.4
2.06	Average European refining margin (c)	1.41	4.41	..
2.90	Average European refining margin Brent/Ural (c)	2.77	4.79	72.9
1.48	Average European refining margin in euro	1.00	3.40	..
9.03	Price of NBP gas (d)	9.23	9.21	(0.2)
1.4	Euribor - three-month euro rate (%)	1.3	0.9	(30.4)
0.3	Libor - three-month dollar rate (%)	0.3	0.5	69.0

i	i	i
(a)	i	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	i	Source: ECB.
(c)	i	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d)	i	In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Analysis of profit and loss account items - continuing operations

Net sales from operations

First half
2011	(euro million)	2011	2012	Change	% Ch.

29,121	Exploration & Production	14,252	17,896	3,644	25.6
33,093	Gas & Power	16,137	19,993	3,856	23.9
51,219	Refining & Marketing	24,821	29,501	4,680	18.9
6,491	Chemicals	3,544	3,241	(303)	(8.5)
11,834	Engineering & Construction	5,705	6,013	308	5.4
85	Other activities	45	61	16	35.6
1,365	Corporate and financial companies	644	664	20	3.1
(54)	Impact of unrealized intragroup profit elimination	(158)	(171)	(13)
(25,464)	Consolidation adjustment	(12,464)	(13,995)	(1,531)
107,690		52,526	63,203	10,677	20.3

In the first half of 2012, Eni’s net sales from operations from continuing operations (euro 63,203 million) increased by euro 10,677 million from the first half of 2011 (or up 20.3%) primarily reflecting higher realizations on commodities in dollar terms and the positive impact of the appreciation of the US dollar against the euro.
Revenues generated by the Exploration & Production Division (euro 17,896 million) were up by euro 3,644 million (up 25.6%) due to an ongoing production recovery in Libya, higher realizations in dollar terms (oil up 4.6%; natural gas up 16.2%) as well as currency translation effects.
Revenues generated by the Gas & Power Division (euro 19,993 million) increased by euro 3,856 million (or up 23.9%) mainly due to the appreciation of the US dollar and trends in energy parameters which are reflected in gas prices, partly offset by lower volumes sold in Italy (down 0.42 bcm, or 2.2%) and in the key European markets (down 1.04 bcm, or 3.8%).
Revenues generated by the Refining & Marketing Division (euro 29,501 million) increased by euro 4,680 million (or up 18.9%) mainly reflecting higher average selling prices of refined products and the positive impact of the appreciation of the dollar against the euro, and higher sales volumes (up by 1.40 mmtonnes, or 6.6%).
Revenues generated by the Chemical Division (euro 3,241 million) decreased by euro 303 million (down 8.5%) due to a decline in volumes sold (down 5%, in particular polyethylene) against the backdrop of weak commodity demand which was impacted by the downturn.

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Revenues generated by the Engineering & Construction business (euro 6,013 million) increased by euro 308 million, or 5.4%, as a result of increased activities in the onshore and offshore Engineering & Construction businesses.

Operating expenses

First half
2011	(euro million)	2011	2012	Change	% Ch.

78,795	Purchases, services and other	37,804	46,249	8,445	22.3
	of which:
69	- non-recurring items	69
265	- other special items	42	30
4,404	Payroll and related costs	2,086	2,275	189	9.1
	of which:
203	- provision for redundancy incentives	30	55
83,199		39,890	48,524	8,634	21.6

Operating expenses (euro 48,524 million) increased by euro 8,634 million from the first half of 2011, up 21.6%.
Purchases, services and other costs (euro 46,249 million) increased by euro 8,445 million (up 22.3%) due to higher supply costs of purchased oil, gas and petrochemical feedstock reflecting trends in the energy trading environment and the depreciation of the euro against the dollar, partly offset by the benefit retroactive to the beginning of 2011 following the renegotiations of certain gas supply contracts.
Purchases, services and other costs included special charges of euro 30 million mainly referring to environmental and other risk provisions. In the first half of 2011, special item amounting to euro 123 million related mainly to a provision of euro 69 million relating an antitrust proceeding in the area of elastomers.
Payroll and related costs (euro 2,275 million) increased by euro 189 million, or 9.1%, compared to the first half of 2011 due to an increased average number of employees outside Italy (following higher activity levels in the Engineering & Construction business) and higher unit labor cost in Italy and outside Italy. First half 2012 costs include the re-statement of provision for redundancy incentives following the Decree of June 1, 2012 implementing Law No. 214/2011 which was taken in connection with the 2010-2011 personnel mobility program in Italy. These increases were partly offset by the decrease of average number of employees in Italy.

Depreciation, depletion, amortization and impairments

First half
2011	(euro million)	2011	2012	Change	% Ch.

6,251	Exploration & Production	3,027	3,827	800	26.4
413	Gas & Power	208	205	(3)	(1.4)
351	Refining & Marketing	175	165	(10)	(5.7)
90	Chemicals	46	43	(3)	(6.5)
596	Engineering & Construction	283	316	33	11.7
2	Other activities
75	Corporate and financial companies	35	33	(2)	(5.7)
(23)	Impact of unrealized intragroup profit elimination	(11)	(12)	(1)
7,755	Total depreciation, depletion and amortization	3,763	4,577	814	21.6
1,030	Impairments	265	1,164	899	..
8,785		4,028	5,741	1,713	42.5

Depreciation, depletion and amortization (euro 4,577 million) increased by euro 814 million from the first half of 2011 (up 21.6%) mainly in the Exploration & Production division (up euro 800 million, or 26.4%) due to an ongoing recovery in Libyan activities, rising expenses incurred in connection with ongoing exploration activities (up euro 327 million) and the appreciation of the US dollar against the euro (up 7.6%). The increase recorded in the Engineering & Construction business (up euro 33 million, or 11.7%) was due to new vessels and rigs which were brought into operation.
Impairment charges of euro 1,164 million mainly regarded the goodwill allocated to the European Market cash generating unit in the Gas & Power Division, impairment losses of refining plants as well as oil&gas properties in the Exploration & Production.

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The breakdown of impairment charges by Division is shown in the table below:

First half
2011	(euro million)	2011	2012	Change	% Ch.

189	Exploration & Production	141	91	(50)	(35.5)
154	Gas & Power		849	849
488	Refining & Marketing	38	193	155	..
160	Chemicals	70	8	(62)	(88.6)
35	Engineering & Construction	14	21	7	50.0
4	Other activities	2	2
1,030		265	1,164	899	..

Operating profit
The breakdown of the reported operating profit by Division is provided below:

First half
2011	(euro million)	2011	2012	Change	% Ch.

15,887	Exploration & Production	7,799	9,543	1,744	22.4
(326)	Gas & Power	41	(642)	(683)	..
(273)	Refining & Marketing	376	(678)	(1,054)	..
(424)	Chemicals	(5)	(230)	(225)	..
1,422	Engineering & Construction	720	740	20	2.8
(427)	Other activities	(165)	(146)	19	11.5
(319)	Corporate and financial companies	(188)	(187)	1	0.5
1,263	Impact of unrealized intragroup profit elimination	609	917	308
16,803	Operating profit	9,187	9,317	130	1.4

Adjusted operating profit
The breakdown of the adjusted operating profit by Division is provided below:

First half
2011	(euro million)	2011	2012	Change	% Ch.

16,803	Operating profit - continuing operations	9,187	9,317	130	1.4
(1,113)	Exclusion of inventory holding (gains) losses	(909)	(86)
1,540	Exclusion of special items	449	1,140
	of which:
69	- non-recurring items	69
1,471	- other special items	380	1,140
17,230	Adjusted operating profit - continuing operations	8,727	10,371	1,644	18.8
	Breakdown by Division:
16,075	Exploration & Production	7,953	9,325	1,372	17.3
(247)	Gas & Power	21	553	532	..
(539)	Refining & Marketing	(273)	(370)	(97)	(35.5)
(273)	Chemicals	(45)	(195)	(150)	..
1,443	Engineering & Construction	720	762	42	5.8
(226)	Other activities	(105)	(103)	2	1.9
(266)	Corporate and financial companies	(153)	(181)	(28)	(18.3)
1,263	Impact of unrealized intragroup profit elimination and other consolidation adjustment	609	580	(29)
17,230		8,727	10,371	1,644	18.8

In the first half of 2012, Eni’s adjusted operating profit from continuing operations amounted to euro 10,371 million, an increase of euro 1,644 million from the same period of the previous year (up 18.8%). Adjusted operating profit is calculated by excluding an inventory holding gain of euro 86 million and special charges of euro 1,140 million.
The increase was mainly due to an improved operating performance recorded by the following Divisions:
- Exploration & Production (up euro 1,372 million, or 17.3%) due to an ongoing recovery in Libyan activities, higher dollar realizations in hydrocarbons (oil up 4.6%; natural gas up 16.2%) and a positive impact of the depreciation of the euro over the dollar (euro 530 million), offset in part by higher exploration costs related to higher activity levels.
- Gas & Power (up euro 532 million) due to the recognition of profit retroactive to the beginning of 2011 associated with the renegotiations of certain gas supply contracts, which occurred in the first quarter of 2012, partly offset by continued deteriorating fundamentals and rising competitive pressures due to

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reduced sales opportunities. The better performance reported by the Marketing activity was partly offset by lower results of the International transport business (down 20%).
- Engineering & Construction (up euro 42 million, or 5.8%) reflected higher revenues and better margins on the works executed in both the reporting periods, mainly in the Engineering & Construction business unit.
This positive trend was partly offset by lower operating profit reported in the following divisions:
- Chemicals (down euro 150 million) as commodity margins in the first quarter of 2012 plunged due to escalating cost of oil-based feedstock leading to a negative benchmark margin of cracking, the impact of the depreciation of the euro against the dollar on the costs to purchase oil feedstock which is priced in dollar terms, as well as weak commodity demand impacted by the downturn.
- Refining & Marketing reported a deeper operating loss (from minus euro 273 million in the first half of 2011 to minus euro 370 million in the first half of 2012). This trend reflected a depressed refinery trading environment which was weighed down by shrinking profitability at conversion cycles, higher oil-linked utility expenses and a reduced demand for refined products.

Finance income (expense)

First half
2011	(euro million)	2011	2012	Change

(881)	Finance income (expense) related to net borrowings	(409)	(505)	(96)
(922)	- Finance expense on short and long-term debt	(433)	(529)	(96)
22	- Net interest due to banks	10	12	2
19	- Net income from receivables and securities for non-financing operating activities	14	12	(2)
(112)	Income (expense) on derivative financial instruments	225	(200)	(425)
29	- Derivatives on exchange rate	192	(141)	(333)
(141)	- Derivatives on interest rate	33	(59)	(92)
(111)	Exchange differences, net	(196)	151	347
(154)	Other finance income (expense)	(65)	(136)	(71)
76	- Net income from receivables and securities for financing operating activities	35	35
(235)	- Finance expense due to the passage of time (accretion discount)	(111)	(172)	(61)
5	- Other	11	1	(10)
(1,258)		(445)	(690)	(245)
112	Finance expense capitalized	56	70	14
(1,146)		(389)	(620)	(231)

In the first half of 2012, net finance expense increased by euro 231 million to euro 620 million from the first half of 2011, mainly due to higher finance charges (down by euro 96 million) driven by the increased level of average net borrowings, higher losses recognized in connection with fair value evaluation through profit and loss of certain derivative instruments on exchange rates (down by euro 92 million) which did not meet all formal criteria to be designated as hedges under IFRS as well as the negative impact of estimate revision of certain discounted provisions due to a changed interest rate environment. Lower negative exchange differences net (up by euro 347 million) were offset by losses on exchange rate derivatives (down euro 333 million, from a gain of euro 192 million to a loss of euro 141 million) recognized through profit as lacking the formal criteria for hedge accounting.

Net income from investments
The table below sets forth the breakdown of net income from investments by Division:

First half of 2012 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other segments	Group

Share of gains (losses) from equity-accounted investments	112	180	26	22	2	342
Dividends	129	7	19		1	156
Gains on disposal		7		1		8
Other income (expense), net	1		52		835	888
	242	194	97	23	838	1,394

In the first half of 2012, net income from investments amounted to euro 1,394 million and related to: (i) an extraordinary gain amounting to euro 835 million recorded on Eni’s interest in Galp in the first quarter.

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This was recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired; (ii) Eni’s share of profit of entities accounted for under the equity-accounting method (euro 342 million), mainly in the Gas & Power and Exploration & Production Divisions; and (iii) dividends received by entities accounted for at cost (euro 156 million), mainly relating to the Nigeria LNG Ltd.
The table below sets forth a breakdown of net income/loss from investments for the first half of 2012:

First half
2011	(euro million)	2011	2012	Change

500	Share of gains (losses) from equity-accounted investments	255	342	87
659	Dividends	437	156	(281)
1,121	Gains on disposal	1	8	7
(157)	Other income (expense), net	1	888	887
2,123		694	1,394	700

The increase of euro 700 million from the first half of 2011 related to the extraordinary gain recorded on Eni’s interest in Galp.

Income taxes

First half
2011	(euro million)	2011	2012	Change

	Profit before income taxes
694	Italy	1,028	550	(478)
17,086	Outside Italy	8,464	9,541	1,077
17,780		9,492	10,091	599
	Income taxes
227	Italy	427	298	(129)
9,676	Outside Italy	4,589	5,755	1,166
9,903		5,016	6,053	1,037
	Tax rate (%)
32.7	Italy	41.5	54.2	12.7
56.6	Outside Italy	54.2	60.3	6.1
55.7		52.8	60.0	7.2

In the first half of 2012, income taxes were euro 6,053 million, up euro 1,037 million, or 20.7%, compared to the first half of 2011, mainly reflecting higher income taxes currently payable by subsidiaries in the Exploration & Production Division operating outside Italy due to higher taxable profit.
The reported tax rate increased by 7.2 percentage points due to a higher share of taxable profit reported by subsidiaries in the Exploration & Production Division operating outside Italy which incurred higher-than average tax rate, as well as the significant amount of non-deductible charges (mainly the goodwill impairment of the European market cash generating unit). The impact of these drivers was partly offset by the aforementioned extraordinary gain at the Galp investment which was a non-taxable item.
Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 58.9%, increasing from the first half of 2011 (52.7% in the first half of 2011), reflecting the higher percentage of taxable profit reported by the Exploration & Production Division.

Non-controlling interest
Non-controlling interest’s share of profit was euro 338 million and mainly related to Saipem SpA (euro 222 million).

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Divisional performance2

Exploration & Production

First half
2011	(euro million)	2011	2012	Change	% Ch.

15,887	Operating profit		7,799	9,543	1,744	22.4
188	Exclusion of special items:		154	(218)
190	- asset impairments		141	91
(63)	- gains on disposal of assets		(28)	(351)
44	- provision for redundancy incentives		4	8
1	- re-measurement gains/losses on commodity derivatives		30	1
(2)	- exchange rate differences and derivatives		7	(14)
18	- other			47
16,075	Adjusted operating profit		7,953	9,325	1,372	17.3
(231)	Net financial income (expense) (a)		(116)	(128)	(12)
624	Net income (expense) from investments (a)		412	242	(170)
(9,603)	Income taxes (a)		(4,727)	(5,731)	(1,004)
58.3	Tax rate (%)		57.3	60.7	3.4
6,865	Adjusted net profit		3,522	3,708	186	5.3
	Results also include:
6,440	- amortization and depreciation		3,168	3,918	750	23.7
	of which:
1,165	exploration expenditures		576	903	327	56.8
820	- amortization of exploratory drilling expenditures and other		397	691	294	74.1
345	- amortization of geological and geophysical exploration expenses		179	212	33	18.4
	Average hydrocarbons realizations
102.11	Liquids (b)	($/bbl)	101.89	106.53	4.64	4.6
6.48	Natural gas	($/mmcf)	6.15	7.15	1.00	16.2
72.26	Hydrocarbons	($/boe)	71.34	75.49	4.15	5.8

i	i	i
(a)	i	Excluding special items.
(b)	i	Includes condensates.

In the first half of 2012, the Exploration & Production segment recorded an adjusted operating profit of euro 9,325 million, increasing by euro 1,372 million from the first half of 2011 or 17.3% due to higher dollar realizations on hydrocarbons (oil up 4.6%; natural gas up 16.2%), a positive impact of the depreciation of the euro over the dollar (euro 530 million) and growth in production sales volumes, which were offset in part by higher exploration costs related to higher activity levels.

Special items excluded from adjusted operating profit amounted to a net gain of euro 218 million and mainly related to the euro 339 million gain on the divestment of a 10% interest in the Karachaganak field to the Kazakh partner KazMunaiGas as part of the settlement agreement. This was partly absorbed by impairment losses recorded at certain oil and gas properties mainly in the United States related to a changed gas pricing environment and downward reserves revision (euro 91 million).

In the first half of 2012 liquids and gas realizations in dollar increased on average by 5.8% due a favorable trading environment (marker Brent up 2%).

Adjusted net profit increased by euro 186 million to euro 3,708 million (up by 5.3%) from the first half of 2011 due to an improved operating performance partly offset by a higher tax rate (up 3.4 percentage points) due to a larger share of taxable profit reported in countries with higher taxation.

(2)	i	For a detailed explanation of adjusted operating profit and net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Gas & Power

First half
2011	(euro million)	2011	2012	Change	% Ch.

(326)	Operating profit	41	(642)	(683)	..
(166)	Exclusion of inventory holding (gains) losses	(53)	127
245	Exclusion of special items:	33	1,068
	- environmental provisions		(3)
154	- asset impairments		849
	- gains on disposals of assets		(1)
77	- risk provisions
34	- provisions for redundancy incentives	2	4
45	- re-measurement gains/losses on commodity derivatives	154
(82)	- exchange rate differences and derivatives	(130)	213
17	- other	7	6
(247)	Adjusted operating profit	21	553	532	..
(657)	Marketing	(209)	369	578	..
410	International transport	230	184	(46)	(20.0)
43	Net finance income (expense) (a)	26	9	(17)
363	Net income (expense) from investments (a)	192	187	(5)
93	Income taxes (a)	(51)	(162)	(111)
..	Tax rate (%)	21.3	21.6	0.3
252	Adjusted net profit	188	587	399	..

i	i	i
(a)	i	Excluding special items.

In the first half of 2012, the Gas & Power Division reported adjusted operating profit of euro 553 million, up euro 532 million from the first half of 2011. The Marketing business reported a euro 578 million increase driven by the economic benefits associated with the renegotiations of gas supply contracts, some of which retroactive to the beginning of 2011, offset in part by the negative effects of the declining demand and increasing competitive pressures. International transport results declined by 20%.

Adjusted net profit for the first half of 2012 was euro 587 million, an increase of euro 399 million from the first half of 2011 due to a better operating performance.

Marketing
In the first half of 2012, the Marketing business reported adjusted operating profit of euro 369 million, sharply higher than the first half of 2011 (up by euro 578 million from a loss of euro 209 million). This reflected the recognition of profit retroactive to the beginning of 2011 associated with the renegotiations of certain gas supply contracts as well as the Company’s improved cost position also due to the restart of Libyan supplies. The abovementioned drivers absorbed the negative effects of the deteriorating fundamentals and rising competitive pressures due to reduced sales opportunities leading to widening spreads between oil-linked supply costs and spot prices of gas. Results were also affected by volumes losses incurred in certain profitable market segments due to declining demand, competitive pressures and inter-fuel competition.
Management tracks an alternative performance measure to assess the underlying performance of the Marketing business, which is the EBITDA pro-forma adjusted (for further details see below) that includes Eni’s share of results of associates. This performance indicator confirmed the business trends due to the above mentioned drivers as explained in the review of the operating profit of the Marketing activities.
Special charges excluded from operating profit amounted to euro 1,068 million and mainly related to: (i) an impairment loss of euro 849 million relating to the goodwill allocated to the European market cash generating unit. This was based on management’s expectations pointing to a reduced profitability outlook in the light of continuing demand weakness and rising competitive pressure with an expected decline in selling margins; (ii) the effects through profit and loss of exchange rate differences and fair value evaluation of exchange rates derivative instruments which were reclassified as operating items (euro 213 million).

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International Transport
In the first half of 2011, this business reported an adjusted operating profit of euro 184 million representing an decrease of euro 46 million from the first half of 2011, mainly due to the divestment of the Company’s interests in the entities engaged in the international transport of gas from Northern Europe and Russia.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

First half
2011	(euro million)	2011	2012	Change

902	Pro-forma EBITDA adjusted	504	1,121	617
257	Marketing	111	856	745
44	of which: +/(-) adjustment on commodity derivatives	(111)		111
645	International transport	393	265	(128)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

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Refining & Marketing

First half
2011	(euro million)	2011	2012	Change	% Ch.

(273)	Operating profit	376	(678)	(1,054)	..
(907)	Exclusion of inventory holding (gains) losses	(737)	106
641	Exclusion of special items:	88	202
34	- environmental provisions	26	7
488	- asset impairments	38	193
10	- gains on disposal of assets	(9)	1
8	- risk provisions	5	(13)
81	- provisions for redundancy incentives	8	24
(3)	- re-measurement gains/losses on commodity derivatives	(6)
(4)	- exchange rate differences and derivatives	17	(15)
27	- other	9	5
(539)	Adjusted operating profit	(273)	(370)	(97)	(35.5)
	Net finance income (expense) (a)		(2)	(2)
99	Net income (expense) from investments (a)	38	17	(21)
176	Income taxes (a)	71	102	31
..	Tax rate (%)	..	..
(264)	Adjusted net profit	(164)	(253)	(89)	(54.3)

(a)	Excluding special items.

In the first half of 2012, the Refining & Marketing division reported an adjusted operating loss amounting to euro 370 million (down euro 97 million, or 35.5%, from the first half of 2011) reflecting weak refining margins due to reduced demand, shrinking price differentials between light and heavy crudes dragging down the profitability at Eni’s complex refineries as well as rising costs for energy utilities. A negative trading environment was partly counteracted by efficiency enhancement measures mainly designed to reduce energy costs, the optimization of plant set-up and lower throughputs at the weakest refineries in the current scenario.
Marketing results increased mainly in the wholesale marketing activity thanks to higher margins and contractual pricing schemes adopted in certain business segments. Retail activity reported lower results reflecting the decrease in unit margins which were impacted by the expenses incurred to execute certain marketing initiatives such as full-day discount at fully-automated outlets and a special discount on prices at the pump during the summer week-ends, as well as declining demand for fuels reflecting the economic downturn and mounting competitive pressures.

Special charges excluded from adjusted operating loss amounted to euro 202 million and mainly related to impairment charges (euro 193 million) which were incurred at certain refining plants due to the negative short and medium term prospects for refining margins, and employee redundancy incentives (euro 24 million).

Adjusted net loss was euro 253 million, declining by euro 89 million from the first half of 2011 mainly due to a lower operating performance and lower results of equity-accounted associates.

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Chemicals

First half
2011	(euro million)	2011	2012	Change	% Ch.

(424)	Operating profit	(5)	(230)	(225)	..
(40)	Exclusion of inventory holding (gains) losses	(119)	18
191	Exclusion of special items	79	17
	of which:
10	Non-recurring items	10
181	Other special items:	69	17
1	- environmental provisions		1
160	- asset impairments	70	8
17	- provisions for redundancy incentives	2	9
3	- exchange rate differences and derivatives	(3)	(1)
(273)	Adjusted operating profit	(45)	(195)	(150)	..
	Net finance income (expense) (a)		(1)	(1)
	Net income (expense) from investments (a)	1	1
67	Income taxes (a)	14	52	38
(206)	Adjusted net profit	(30)	(143)	(113)	..

(a)	Excluding special items.

In the first half of 2012, the Chemical division reported a deeper adjusted operating loss of euro 195 million, a threefold decrease from the first half of 2011 (in the first half of 2011 the adjusted operating loss amounted to euro 45 million) as commodity margins in the first quarter of 2012 plunged due to escalating costs of oil-based feedstock leading to a negative benchmark margin of cracking. Other negative drivers were the impact of exchange rate in dollar terms on feedstock prices and lower commodity demand due to the economic downturn.
Special charges excluded from adjusted operating loss of euro 17 million related mainly to impairment of marginal business lines due to lack of profitability perspectives, as well as to provisions for redundancy incentives.

Adjusted net loss grew by euro 113 million to a loss of euro 143 million in the first half of 2012.

Engineering & Construction

First half
2011	(euro million)	2011	2012	Change	% Ch.

1,422	Operating profit	720	740	20	2.8
21	Exclusion of special items:		22
35	- asset impairments	14	21
4	- gains on disposal of assets	3	1
10	- provision for redundancy incentives	1	1
(28)	- re-measurement gains/losses on commodity derivatives	(18)	(1)
1,443	Adjusted operating profit	720	762	42	5.8
95	Net income (expense) from investments (a)	9	22	13
(440)	Income taxes (a)	(193)	(232)	(39)
28.6	Tax rate (%)	26.5	29.6	3.1
1,098	Adjusted net profit	536	552	16	3.0

(a)	Excluding special items.

The Engineering & Construction business reported steady operating results on adjusted basis at euro 762 million (up 5.8%). This trend reflected higher revenues and better margins on the works executed in both the reporting periods, mainly in the Engineering & Construction business unit.

Adjusted net profit increased by 3% from the first half of 2011.

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Other activities3

First half
2011	(euro million)	2011	2012	Change	% Ch.

(427)	Operating profit	(165)	(146)	19	11.5
201	Exclusion of special items	60	43
	of which:
59	Non-recurring items	59
142	Other special items:	1	43
141	- environmental provisions	12	34
4	- asset impairments	2	2
(7)	- gains on disposals of assets		(11)
9	- risk provisions	(1)	4
8	- provisions for redundancy incentives	1	1
(13)	- other	(13)	13
(226)	Adjusted operating profit	(105)	(103)	2	1.9
5	Net financial income (expense) (a)	4	(20)	(24)
(3)	Net income (expense) from investments (a)
(1)	Income taxes (a) (b)
(225)	Adjusted net profit	(101)	(123)	(22)	(21.8)

i	i	i
(a)	i	Excluding special items.
(b)	i	Deferred tax assets relating to Syndal losses are recognized by the parent company Eni SpA based on intercompany agreements which regulate the Italian consolidated accounts for tax purposes.

Corporate and financial companies

First half
2011	(euro million)	2011	2012	Change	% Ch.

(319)	Operating profit	(188)	(187)	1	0.5
53	Exclusion of special items:	35	6
(1)	- gains on disposals of assets
(6)	- provisions for redundancy incentives	12	8
9	- risk provisions
51	- other	23	(2)
(266)	Adjusted operating profit	(153)	(181)	(28)	(18.3)
(876)	Net financial income (expense) (a)	(192)	(660)	(468)
1	Net income (expense) from investments (a)
388	Income taxes (a)	61	187	126
(753)	Adjusted net profit	(284)	(654)	(370)	..

i	i	i
(a)	i	Excluding special items.

(3)	Not including Snam results.

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NON-GAAP measures
Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.
The following is a description of items that are excluded from the calculation of adjusted results.
Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.
Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.
Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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First half 2012
	Other activities (a)	Discontinued operations

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	TOTAL	Continuing operations

Reported operating profit	9,543	(642)	(678)	(230)	740	(187)	1,074	(146)	421	9,895	(1,074)	496	(578)	9,317
Exclusion of inventory holding (gains) losses		127	106	18					(337)	(86)				(86)

Exclusion of special items:
- environmental charges		(3)	7	1			11	34		50	(11)		(11)	39
- asset impairments	91	849	193	8	21			2		1,164				1,164
- gains on disposal of assets	(351)	(1)	1		1		(3)	(11)		(364)	3		3	(361)
- risk provisions			(13)					4		(9)				(9)
- provision for redundancy incentives	8	4	24	9	1	8	1	1		56	(1)		(1)	55
- re-measurement gains/losses on commodity derivatives	1				(1)
- exchange rate differences and derivatives	(14)	213	(15)	(1)						183				183
- other	47	6	5			(2)		13		69				69

Special items of operating profit	(218)	1,068	202	17	22	6	9	43		1,149	(9)		(9)	1,140

Adjusted operating profit	9,325	553	(370)	(195)	762	(181)	1,083	(103)	84	10,958	(1,083)	496	(587)	10,371
Net finance (expense) income (b)	(128)	9	(2)	(1)		(660)	9	(20)		(793)	(9)		(9)	(802)
Net income (expense) from investments (b)	242	187	17	1	22		23			492	(23)		(23)	469

Income taxes (b)	(5,731)	(162)	102	52	(232)	187	(446)		(37)	(6,267)	446	(92)	354	(5,913)
Tax rate (%)	60.7	21.6	..		29.6		40.0			58.8				58.9

Adjusted net profit	3,708	587	(253)	(143)	552	(654)	669	(123)	47	4,390	(669)	404	(265)	4,125
of which attributable to:
- non-controlling interest										453			(115)	338
- Eni's shareholders										3,937			(150)	3,787

Reported net profit attributable to Eni's shareholders										3,844			(144)	3,700

Exclusion of inventory holding (gains) losses										(70)				(70)
Exclusion of special items										163			(6)	157
Adjusted net profit attributable to Eni's shareholders										3,937			(150)	3,787

(a)	Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

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First half 2011
	Other activities (a)	Discontinued operations

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	TOTAL	Continuing operations

Reported operating profit	7,799	41	376	(5)	720	(188)	1,053	(165)	(183)	9,448	(1,053)	792	(261)	9,187
Exclusion of inventory holding (gains) losses		(53)	(737)	(119)						(909)				(909)

Exclusion of special items
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	154	33	88	69		35	5	1		385	(5)		(5)	380
- environmental charges			26				4	12		42	(4)		(4)	38
- asset impairments	141		38	70	14		(8)	2		257	8		8	265
- gains on disposal of assets	(28)		(9)		3		5			(29)	(5)		(5)	(34)
- risk provisions			5					(1)		4				4
- provision for redundancy incentives	4	2	8	2	1	12	4	1		34	(4)		(4)	30
- re-measurement gains/losses on commodity derivatives	30	154	(6)		(18)					160				160
- exchange rate differences and derivatives	7	(130)	17	(3)						(109)				(109)
- other		7	9			23		(13)		26				26

Special items of operating profit	154	33	88	79		35	5	60		454	(5)		(5)	449

Adjusted operating profit	7,953	21	(273)	(45)	720	(153)	1,058	(105)	(183)	8,993	(1,058)	792	(266)	8,727
Net finance (expense) income (b)	(116)	26				(192)	12	4		(266)	(12)		(12)	(278)
Net income (expense) from investments (b)	412	192	38	1	9		27			679	(27)		(27)	652
Income taxes (b)	(4,727)	(51)	71	14	(193)	61	(357)		68	(5,114)	357	(39)	318	(4,796)

Tax rate (%)	57.3	21.3	..		26.5		32.5			54.4				52.7
Adjusted net profit	3,522	188	(164)	(30)	536	(284)	740	(101)	(115)	4,292	(740)	753	13	4,305

of which attributable to:
- non-controlling interest										658			7	665
- Eni's shareholders										3,634			6	3,640

Reported net profit attributable to Eni's shareholders										3,801			10	3,811

Exclusion of inventory holding (gains) losses										(644)				(644)
Exclusion of special items:										477			(4)	473
- non-recurring charges										69				69
- other special (income) charges										408			(4)	404
Adjusted net profit attributable to Eni's shareholders										3,634			6	3,640

(a)	Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

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Eni Interim Consolidated Report / Financial review and other information

2011
	Other activities (a)	Discontinued operations

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	Group	Snam	Consolidation adjustments	TOTAL	Continuing operations

Reported operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	(632)	16,803
Exclusion of inventory holding (gains) losses		(166)	(907)	(40)						(1,113)				(1,113)

Exclusion of special items
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	188	245	641	181	21	53	27	142		1,498	(27)		(27)	1,471
- environmental charges			34	1			10	141		186	(10)		(10)	176
- asset impairments	190	154	488	160	35		(9)	4		1,022	9		9	1,031
- gains on disposal of assets	(63)		10		4	(1)	(4)	(7)		(61)	4		4	(57)
- risk provisions		77	8			(6)		9		88				88
- provision for redundancy incentives	44	34	81	17	10	9	6	8		209	(6)		(6)	203
- re-measurement gains/losses on commodity derivatives	1	45	(3)		(28)					15				15
- exchange rate differences and derivatives	(2)	(82)	(4)	3						(85)				(85)
- other	18	17	27			51	24	(13)		124	(24)		(24)	100

Special items of operating profit	188	245	641	191	21	53	27	201		1,567	(27)		(27)	1,540

Adjusted operating profit	16,075	(247)	(539)	(273)	1,443	(266)	2,111	(226)	(189)	17,889	(2,111)	1,452	(659)	17,230
Net finance (expense) income (b)	(231)	43				(876)	19	5		(1,040)	(19)		(19)	(1,059)
Net income from investments (b)	624	363	99		95	1	44	(3)		1,223	(44)		(44)	1,179
Income taxes (b)	(9,603)	93	176	67	(440)	388	(918)	(1)	78	(10,160)	918	(195)	723	(9,437)

Tax rate (%)	58.3	..	..		28.6		42.2			56.2				54.4
Adjusted net profit	6,865	252	(264)	(206)	1,098	(753)	1,256	(225)	(111)	7,912	(1,256)	1,257	1	7,913

of which attributable to:
- non-controlling interest										943			32	975
- Eni's shareholders										6,969			(31)	6,938

Reported net profit attributable to Eni's shareholders										6,860			42	6,902

Exclusion of inventory holding (gains) losses										(724)				(724)
Exclusion of special items:										833			(73)	760
- Non-recurring charges										69				69
- other special (income) charges										764			(73)	691
Adjusted net profit attributable to Eni's shareholders										6,969			(31)	6,938

(a)	Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b)	Excluding special items.

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Eni Interim Consolidated Report / Financial review and other information

Breakdown of special items

First half
2011	(euro million)	2011	2012

69	Non-recurring charges (income)	69
69	of which: settlement/payments on antitrust and other Authorities proceedings	69
1,471	Other special items:	380	1,140
176	- environmental charges	38	39
1,031	- assets impairments	265	1,164
(57)	- gains on disposal of assets	(34)	(361)
88	- risk provisions	4	(9)
203	- provision for redundancy incentives	30	55
15	- re-measurement gains/losses on commodity derivatives	160
(85)	- exchange rate differences and derivatives	(109)	183
100	- other	26	69
1,540	Special items of operating profit	449	1,140
87	Net finance (income) expense	111	(182)
	of which:
85	- exchange rate differences and derivatives	109	(183)
(879)	Net income from investments	25	(897)
	of which:
(1,118)	- gains on disposal of assets/reversal:		(842)
(1,044)	- of which international transport assets
191	- impairments
12	Income taxes	(112)	96
	of which:
552	- deferred tax adjustment in a Production Sharing Agreement
(31)	- re-allocation of tax impact on Eni SpA dividends and other special items	71	16
(509)	- taxes on special items of operating profit	(183)	80
760	Total special items of net profit	473	157

Breakdown of impairments

First half
2011	(euro million)	2011	2012	Change

893	Asset impairment	265	315	50
152	Goodwill impairment		849	849
(15)	Revaluations
1,030	Sub total	265	1,164	899
1	Impairment of losses on receivables related to non-recurring activities
1,031	Impairments	265	1,164	899

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Eni Interim Consolidated Report / Financial review and other information

Summarized Group Balance Sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	Dec. 31, 2011	June 30, 2012	Change

Fixed assets
Property, plant and equipment	73,578	64,188	(9,390)
Inventories - Compulsory stock	2,433	2,431	(2)
Intangible assets	10,950	6,021	(4,929)
Equity-accounted investments and other investments	6,242	6,858	616
Receivables and securities held for operating purposes	1,740	1,519	(221)
Net payables related to capital expenditure	(1,576)	(681)	895
	93,367	80,336	(13,031)
Net working capital
Inventories	7,575	7,900	325
Trade receivables	17,709	16,378	(1,331)
Trade payables	(13,436)	(12,026)	1,410
Tax payables and provisions for net deferred tax liabilities	(3,503)	(5,034)	(1,531)
Provisions	(12,735)	(13,300)	(565)
Other current assets and liabilities	281	2,045	1,764
	(4,109)	(4,037)	72
Provisions for employee post-retirement benefits	(1,039)	(970)	69
Discontinued operations and assets held for sale including related liabilities	206	15,154	14,948
CAPITAL EMPLOYED, NET	88,425	90,483	2,058
Eni shareholders' equity	55,472	58,545	3,073
Non-controlling interest	4,921	5,029	108
Shareholders’ equity	60,393	63,574	3,181
Net borrowings	28,032	26,909	(1,123)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	88,425	90,483	2,058

(a)	For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".

The Group’s balance sheet as of June 30, 2012 was impacted by the depreciation of the euro against the US dollar, which was down by 2.7% from December 31, 2011 (from 1.294 to 1.259 dollars per euro as of June 30, 2012). This trend increased net capital employed, net equity and net borrowings by euro 1,270 million, euro 1,147 million and euro 123 million, respectively, as a result of exchange rate differences.
At June 30, 2012, net capital employed totaled euro 90,483 million, representing an increase of euro 2,058 million from December 31, 2011.

Fixed assets
Fixed assets amounted to euro 80,336 million, representing a decrease of euro 13,031 million from December 31, 2011, reflecting the reclassification of Snam and its subsidiaries’ assets to the line-item "Discontinued operations and assets held for sale including related liabilities". Other differences reported in the period were due to capital expenditure incurred (euro 5,647 million) and exchange differences, partly offset by depreciation, depletion, amortization and impairment charges (euro 5,741 million). The item "Equity-accounted investments" increased by euro 616 million due to the increased book value of Eni’s interest in Galp due to the extraordinary gain recorded in the period. Net payables related to investing activities decreased following recognition of a receivable relating to the divestment of a 10% interest in the

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Eni Interim Consolidated Report / Financial review and other information

Karachaganak project to the Kazakh partner KazMunaiGas as part of the settlement agreement (euro 258 million).

Net working capital
Net working capital amounted to a negative euro 4,037 million, representing an increase of euro 72 million mainly due to increased tax payables (euro 1,531 million) and the negative impact of estimate revision of certain discounted provisions due to a changed interest rate environment (euro 565 million). The item "Other current assets and liabilities" posted an increase relating to the reclassification of other current assets and liabilities of Snam as assets held for sale and the payments of receivables due to the Company’s gas suppliers on the take-or-pay position accrued in 2011.

Discontinued operations and assets held for sale including related liabilities
Discontinued operations and net assets held for sale including related liabilities (euro 15,154 million) represented the net assets attributable to Snam and its subsidiaries due to the ongoing divestment procedure of a controlling stake to Cassa Depositi e Prestiti and the residual shareholdings to institutional and retail investors, and non strategic assets in the Exploration & Production, Gas & Power and Refining & Marketing Divisions.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out a benchmarking analysis with industry standards.

(euro million)	Dec. 31, 2011	June 30, 2012	Change

Total debt:	29,597	31,954	2,357
- Short-term debt	6,495	6,971	476
- Long-term debt	23,102	24,983	1,881
Cash and cash equivalents	(1,500)	(4,640)	(3,140)
Securities held for non-operating purposes	(37)	(31)	6
Financing receivables for non-operating purposes	(28)	(374)	(346)
Net borrowings	28,032	26,909	(1,123)
Shareholders' equity including non-controlling interest	60,393	63,574	3,181
Leverage	0.46	0.42	(0.04)

Net borrowings as of June 30, 2012, amounted to euro 26,909 million and decreased by euro 1,123 million from December 31, 2011, due to cash flows from operations and the re-financing of an intercompany loan due by Snam to Eni amounting to euro 1,5 billion which was reflected in the synthetic consolidation of Snam as prescribed by IFRS 5. In July Snam continued in the refinancing activity of its debt versus Eni that further declined by euro 1 billion within July 30.
Total debt amounted to euro 31,954 million, of which euro 6,971 million were short-term (including the portion of long-term debt due within 12 months equal to euro 3,024 million) and euro 24,983 million were long-term.
The ratio of net borrowings to shareholders’ equity including minority interest – leverage – decreased to 0.42 at June 30, 2012 from 0.46 as of December 31, 2011 reflecting in addition to an increased total equity, the re-financing of an intercompany loan due by Snam (euro 1.5 billion) which was reflected in the synthetic consolidation of Snam as prescribed by IFRS 5.

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Eni Interim Consolidated Report / Financial review and other information

Comprehensive income

(euro million)	First half
2011	2012

Net profit	4,459	4,297
Other items of comprehensive income:
Foreign currency translation differences	(2,374)	1,147
Change in the fair value of cash flow hedging derivatives	120	(25)
Change in the fair value of available-for-sale securities	(6)	8
Share of "Other comprehensive income" on equity-accounted entities	5	8
Taxation	(48)	8
	(2,303)	1,146
Total comprehensive income	2,156	5,443
Attributable to:
- Eni's shareholders	1,549	4,962
- Non-controlling interest	607	481

Changes in shareholders’ equity

(euro million)

Shareholders’ equity at December 31, 2011		60,393
Total comprehensive income	5,443
Dividends distributed to Eni’s shareholders	(1,884)
Dividends distributed by consolidated subsidiaries	(391)
Sale of treasury shares of Saipem	22
Other changes	(9)
Total changes		3,181
Shareholders’ equity at June 30, 2012		63,574
Attributable to:
- Eni's shareholders		58,545
- Non-controlling interest		5,029

Shareholders’ equity including non controlling interest was euro 63,574 million, representing an increase of euro 3,181 million from December 31, 2011. This was due to comprehensive income for the period (euro 5,443 million) as a result of net profit (euro 4,297 million) and foreign currency translation differences, partly offset by dividend payments (euro 2,275 million, of which euro 1,884 million relating to the balance of the 2011 dividend to Eni’s shareholders).

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Eni Interim Consolidated Report / Financial review and other information

Summarized Group cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

First half
2011	(euro million)	2011	2012	Change

7,877	Net profit - continuing operations	4,476	4,038	(438)
	Adjustments to reconcile net profit to net cash provided by operating activities:
8,606	- depreciation, depletion and amortization and other non monetary items	3,719	4,517	798
(1,176)	- net gains on disposal of assets	(34)	(370)	(336)
9,918	- dividends, interest, taxes and other changes	4,890	6,269	1,379
(1,696)	Changes in working capital related to operations	(65)	(293)	(228)
(9,766)	Dividends received, taxes paid, interest (paid) received during the period	(4,596)	(5,821)	(1,225)
13,763	Net cash provided by operating activities - continuing operations	8,390	8,340	(50)
619	Net cash provided by operating activities - discontinued operations	206	82	(124)
14,382	Net cash provided by operating activities	8,596	8,422	(174)
(11,909)	Capital expenditure - continuing operations	(5,958)	(5,647)	311
(1,529)	Capital expenditure - discontinued operations	(657)	(493)	164
(13,438)	Capital expenditure	(6,615)	(6,140)	475
(360)	Investments and purchase of consolidated subsidiaries and businesses	(128)	(306)	(178)
1,912	Disposals	103	774	671
627	Other cash flow related to capital expenditure, investments and disposals	100	(574)	(674)
3,123	Free cash flow	2,056	2,176	120
41	Borrowings (repayment) of debt related to financing activities (b)	(20)	(336)	(316)
1,104	Changes in short and long-term financial debt	113	3,577	3,464
(4,327)	Dividends paid and changes in non-controlling interests and reserves	(2,176)	(2,280)	(104)
10	Effect of changes in consolidation and exchange differences	(48)	3	51
(49)	NET CASH FLOW FOR THE PERIOD	(75)	3,140	3,215

Changes in net borrowings

First half
2011	(euro million)	2011	2012	Change

3,123	Free cash flow	2,056	2,176	120
	Net borrowings of acquired companies		(2)	(2)
(192)	Net borrowings of divested companies		(3)	(3)
(517)	Exchange differences on net borrowings and other changes	261	1,232	971
(4,327)	Dividends paid and changes in non-controlling interest and reserves	(2,176)	(2,280)	(104)
(1,913)	CHANGE IN NET BORROWINGS	141	1,123	982

i	i	i
(a)	i	For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes".
(b)	i	This item includes investments in certain financial instruments not related to operations (securities, escrow accounts) to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial instruments are netted against finance debt in determining net borrowings. Cash flows of such investments/disposals were as follows:
First half
2011	(euro million)	2011	2012	Change

	Financing investments:
(21)	- securities	(24)		24
(26)	- financing receivables	(43)	(350)	(307)
(47)		(67)	(350)	(283)
	Disposal of financing investments:
71	- securities		7	7
17	- financing receivables	47	7	(40)
88		47	14	(33)
41	Cash flows of financial investments not related to operation	(20)	(336)	(316)

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Eni Interim Consolidated Report / Financial review and other information

Net cash provided by operating activities of continuing operations (euro 8,340 million) and cash from disposals of euro 744 million funded cash outflows relating to capital expenditure totaling euro 5,647 million and investments (euro 306 million) relating to the acquisition of Nuon in Belgium and joint venture projects, as well as dividend payments amounting to euro 2,298 million (of which euro 1,884 million related to dividends to Eni’s shareholders and the remaining part related to other dividend payments to non-controlling interests). These flows and the re-financing of an intercompany loan due by Snam which was reported, as prescribed by IFRS 5, as discontinued operations, reduced the Group net debt by euro 1,123 million from December 31, 2011. Cash from disposals mainly regarded the divestment of a 10% interest in the Karachaganak field (euro 258 million) and other non strategic assets in the Exploration & Production Division.

Capital expenditure

First half
2011	(euro million)	2011	2012	Change	% Ch.

9,435	Exploration & Production	4,719	4,455	(264)	(5.6)
754	- acquisition of proved and unproved properties	754	27
1,210	- exploration	489	826
7,357	- development	3,432	3,568
114	- other expenditure	44	34
192	Gas & Power	68	85	17	25.0
184	- marketing	63	78
8	- international transport	5	7
866	Refining & Marketing	316	290	(26)	(8.2)
626	- refining, supply and logistics	249	228
231	- marketing	61	47
9	- other activities	6	15
216	Chemicals	115	66	(49)	(42.6)
1,090	Engineering & Construction	551	546	(5)	(0.9)
10	Other activities	3	8	5	..
128	Corporate and financial companies	62	54	(8)	(12.9)
(28)	Impact of unrealized intragroup profit elimination	124	143	19
11,909	Capital expenditure - continuing operations	5,958	5,647	(311)	(5.2)
1,529	Capital expenditure - discontinued operations	657	493	(164)	(25.0)
13,438	Capital expenditure	6,615	6,140	(475)	(7.2)

In the first half of 2012, capital expenditure of continuing operations amounting to euro 5,647 million related mainly to:
- development activities (euro 3,568 million) deployed mainly in Norway, the United States, Congo, Kazakhstan, Angola and Egypt, and exploratory activities (euro 826 million) of which 97% was spent outside Italy, primarily in Mozambique, Ghana, Nigeria, Egypt, Indonesia and the United States;
- upgrading of the fleet used in the Engineering & Construction Division (euro 546 million);
- refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 228 million), as well as realization and upgrading of the refined product retail network in Italy and the rest of Europe (euro 47 million);
- initiatives to improve flexibility of the combined cycle power plants (euro 47 million).

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Eni Interim Consolidated Report / Financial review and other information

Discontinued operations

Main financial data of discontinued operations are provided below.

First half
2011	Snam - results of operations and liquidity from third-party transactions	(euro million)	2011	2012	Change

1,906	Revenues	848	1,311	463
(1,274)	Operating expenses	(587)	(733)	(146)
632	Operating profit	261	578	317
17	Finance income (expense)	12	9	(3)
697	Profit before income taxes	300	610	310
(771)	Income taxes	(317)	(351)	(34)
(74)	Net profit	(17)	259	276
	of which:
(42)	- Eni's shareholders	(10)	144	154
(32)	- Non-controlling interest	(7)	115	122
-	Net profit per share	-	0.04	..
-	Net borrowings	(59)	1,512	1,571
619	Net cash provided by operating activities	206	82	(124)
(1,516)	Net cash provided by investing activities	(749)	(661)	88
(356)	Net cash provided by financing activities	(204)	1,290	1,494
1,529	Capital expenditure	657	493	(164)

First half
2011	Snam - results of operations and liquidity from third-party and intercompany transactions	(euro million)	2011	2012	Change

3,662	Revenues	1,794	1,863	69
(1,578)	Operating expenses	(741)	(789)	(48)
2,084	Operating profit	1,053	1,074	21
(497)	Finance income (expense)	(130)	(234)	(104)
1,635	Profit before income taxes	950	863	(87)
(771)	Income taxes	(317)	(351)	(34)
864	Net profit	633	512	(121)
	of which:
479	- Eni's shareholders	351	284	(67)
385	- Non-controlling interest	282	228	(54)
0.13	Net profit per share	0.10	0.08	(0.02)
11,197	Net borrowings	10,671	11,734	1,063
1,572	Net cash provided by operating activities	902	637	(265)
(1,655)	Net cash provided by investing activities	(824)	(676)	148
18	Net cash provided by financing activities	(104)	52	156
1,529	Capital expenditure	657	493	(164)

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Eni Interim Consolidated Report / Financial review and other information

Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes

Summarized Group Balance Sheet

(euro million)	Dec. 31, 2011	June 30, 2012

Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the condensed consolidated interim financial statements	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Fixed assets
Property, plant and equipment			73,578		64,188
Inventories - Compulsory stock			2,433		2,431
Intangible assets			10,950		6,021
Equity-accounted investments and other investments			6,242		6,858
Receivables and securities held for operating activities	(see note 5 and note 11)		1,740		1,519
Net payables related to capital expenditure, made up of:			(1,576)		(681)
- receivables related to capital expenditure/disposals	(see note 5)	169		227
- receivables related to capital expenditure/disposals	(see note 13)	535		832
- payables related to capital expenditure	(see note 15)	(2,280)		(1,740)
Total fixed assets			93,367		80,336
Net working capital
Inventories			7,575		7,900
Trade receivables	(see note 5)		17,709		16,378
Trade payables	(see note 15)		(13,436)		(12,026)
Tax payables and provisions for net deferred tax liabilities, made up of:			(3,503)		(5,034)
- income tax payables		(2,092)		(1,839)
- other tax payables		(1,896)		(2,805)
- deferred tax liabilities		(7,120)		(6,954)
- other tax liabilities	(see note 21)			(22)
- current tax assets		549		307
- other current tax assets		1,388		1,057
- deferred tax assets		5,514		5,067
- other tax assets	(see note 13)	154		155
Provisions			(12,735)		(13,300)
Other current assets and liabilities:			281		2,045
- securities held for operating purposes	(see note 4)	225		210
- receivables for operating purposes	(see note 5)	468		432
- other receivables	(see note 5)	6,059		6,990
- other (current) assets		2,326		1,944
- other receivables and other assets	(see note 13)	3,536		2,955
- advances, other payables	(see note 15)	(7,196)		(6,107)
- other (current) liabilities		(2,237)		(2,027)
- other payables and other liabilities	(see note 21)	(2,900)		(2,352)
Total net working capital			(4,109)		(4,037)
Provisions for employee post-retirement benefits			(1,039)		(970)
Discontinued operations and assets held for sale including related liabilities			206		15,154
made up of:
- discontinued operations and assets held for sale		230		19,999
- liabilities related to assets held for sale and discontinued operations		(24)		(4,845)
CAPITAL EMPLOYED, NET			88,425		90,483
Shareholders' equity including non-controlling interest			60,393		63,574
Net borrowings
Total debt, made up of:			29,597		31,954
- long-term debt		23,102		24,983
- current portion of long-term debt		2,036		3,024
- short-term financial liabilities		4,459		3,947
less:
Cash and cash equivalents			(1,500)		(4,640)
Securities held for non-operating purposes	(see note 4)		(37)		(31)
Financing receivables for non-operating purposes	(see note 5)		(28)		(374)
Total net borrowings (a)			28,032		26,909
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			88,425		90,483

i	i	i
(a)	i	For details on net borrowings see also note No. 18 to the condensed consolidated interim financial statements.

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Eni Interim Consolidated Report / Financial review and other information

Summarized Group Cash Flow Statement

(euro million)	First half 2011	First half 2012

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Net profit		4,476		4,038
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		3,719		4,517
- depreciation, depletion and amortization	3,763		4,577
- impairment of tangible and intangible assets, net	265		1,164
- share of profit (loss) of equity-accounted investments	(255)		(342)
- other net changes	(42)		(898)
- net changes in the provisions for employee benefits	(12)		16
Net gains on disposal of assets		(34)		(370)
Dividends, interest, income taxes and other changes		4,890		6,269
- dividend income	(437)		(156)
- interest income	(49)		(48)
- interest expense	360		420
- income taxes	5,016		6,053
Changes in working capital related to operations		(65)		(293)
- inventory	(840)		(621)
- trade receivables	1,980		605
- trade payables	(1,503)		(1,098)
- provisions for contingencies	(20)		331
- other assets and liabilities	318		490
Dividends received, taxes paid, interest (paid) received during the period		(4,596)		(5,821)
- dividend received	416		474
- interest received	4		25
- interest paid	(555)		(542)
- income taxes paid, net of tax receivables received	(4,461)		(5,778)
Net cash provided by operating activities - continuing operations		8,390		8,340
Net cash provided by operating activities - discontinued operations		206		82
Net cash provided by operating activities		8,596		8,422
Capital expenditure		(6,615)		(6,140)
- tangible assets	(5,871)		(5,086)
- intangible assets	(744)		(1,054)
Investments and purchase of consolidated subsidiaries and businesses		(128)		(306)
- investments	(106)		(128)
- consolidated subsidiaries and businesses	(22)		(178)
Disposals		103		774
- tangible assets	85		727
- intangible assets	8		30
- changes in consolidated subsidiaries and businesses	1		(2)
- investments	9		19
Other cash flow related to capital expenditure, investments and disposals		100		(574)
- securities	(40)
- financing receivables	(620)		(608)
- change in payables and receivables relating to investments and capitalized depreciation	60		(305)
reclassification: purchase of securities and financing receivables for non-operating purposes	67		350
- disposal of securities	52		32
- disposal of financing receivables	518		332
- change in payables and receivables	110		(361)
reclassification: disposal of securities and financing receivables held for non-operating purposes	(47)		(14)
Free cash flow		2,056		2,176

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Eni Interim Consolidated Report / Financial review and other information

Continued Summarized Group Cash Flow Statement

(euro million)	First half 2011	First half 2012

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme

Free cash flow		2,056		2,176
Borrowings (repayment) of debt related to financing activities		(20)		(336)
reclassification: purchase of securities and financing receivables held for non-operating purposes	(67)		(350)
reclassification: disposal of securities and financing receivables held for non-operating purposes	47		14
Changes in short and long-term finance debt		113		3,577
- proceeds from long-term finance debt	3,050		4,812
- payments of long-term finance debt	(1,057)		(681)
- increase (decreases) in short-term finance debt	(1,880)		(554)
Dividends paid and changes in non-controlling interest and reserves		(2,176)		(2,280)
- net capital contributions/payments by/to non-controlling interest	27
- dividends paid by Eni to shareholders	(1,811)		(1,884)
- dividends paid to non-controlling interest	(397)		(414)
- acquisition of additional interest in consolidated subsidiaries	(8)		(4)
- treasury shares sold by consolidated subsidiaries	13		22
Effect of exchange differences on cash and cash equivalents		(41)		9
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries)		(7)		(6)
NET CASH FLOW FOR THE PERIOD		(75)		3,140

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Eni Interim Consolidated Report / Financial review and other information

Pro-forma data: effects of Snam deconsolidation

Consolidated pro-forma financial statements
The pro-forma consolidated balance sheet of Eni as of June 30, 2012 and the pro-forma consolidated profit and loss account for the six-month period ended June 30, 2012 (the "Pro-Forma Consolidated Accounts") have been prepared in accordance to the IFRSs endorsed by the European Commission. The pro-forma consolidated accounts have been prepared on the basis of the Issuer’s consolidated accounts as of June 30, 2012 and for the six-month period ended June 30, 2012 included in this Interim Consolidated Report, by applying the pro-forma adjustments reflecting the impacts of the Transaction involving the sale by Eni to Cassa Depositi e Prestiti of 30% less 1 share of the voting shares of Snam and the financial transactions related or consequent to it. On the basis of the International Financial Reporting Standards ("IFRSs"), the Transaction involves: (i) loss of control by Eni over Snam and its deconsolidation; and (ii) the recognition of its residual equity interest at its market value (at the date of the loss of control) and its classification as an available-for-sale asset by virtue of its being a "financial investment"[4].
The pro-forma adjustments have been made by adopting the general rule whereby any transactions reflected in the balance sheet amounts are assumed to have been occurred at the end of the reference period (June 30, 2012), while those reflected in the profit and loss account are assumed to have occurred at the beginning of the reference period (January 1, 2012). Consequently, considering the different purposes of the pro-forma accounts compared to the purposes of the historic financial statements and the different methods used to calculate the effects of the Transaction and the related impacts with regard to the balance sheet and the profit and loss account, investors are urged to separately review the pro-forma statements without seeking accounting relationships between the pro-forma profit and loss account and the pro-forma balance sheet.
It is worth mentioning that the pro-forma profit and loss only reflects the continuing economic effects of the transaction, and excludes both the capital gain on the sale of Eni’s shareholding in Snam and revaluation of the residual shareholding, insofar as they are one-off components of the Transaction that will be recognized in the profit and loss account for the period when the Transaction is actually executed.
Pro-forma financial statements are furnished to assist investors and market participants in assessing the continuing effects of the Transaction on the operating performance and financial position of the Issuer. Inter alia, these effects improve the leverage (ratio of net debt and shareholders’ equity of the Group and non-controlling interests), since the loss of control by Eni over Snam triggers: (i) the early repayment of Eni financing receivables due from Snam, thus reducing Eni’s consolidated net borrowings, and (ii) the increase in shareholders’ equity of Eni due to the gains recorded on divesting a shareholding in Snam and revaluing the residual shareholding.
Lastly, investors may want to consider that the pro-forma consolidated financial statements do not intend to represent a forecast of the future results of the Eni Group; as they were prepared in such a way as to only represent the identifiable and reliably measurable effects of the Transaction and the related economic and capital impacts, without taking into account the potential effects which can be associated with revised management’s plans and policies and operational decisions following the Transaction.
The pro-forma consolidated statements of Eni indicated hereunder show:
•	the consolidated balance sheet at June 30, 2012 and the consolidated profit and loss account for the six-month period ended June 30, 2012 ("Eni Consolidated Accounts as of June 30, 2012") which assume full consolidation of Snam for the purpose of the pro-forma financial statements;
•	deconsolidation of the Snam group and, for the balance sheet, recognition of the net equity of the Snam Group attributable to Eni in the line item "Other investments" in the second column ("Snam Deconsolidation");
•	balances and revenues and expenses deriving from transactions between the Eni Group and the Snam group, which are eliminated in the Eni Consolidated Accounts as of June 30, 2012 as intercompany transactions, in the third column ("Intercompany transactions");

(4)	In particular, pursuant to the provisions of Article 2 of the DPCM, after Eni loses control over Snam, the equity stakes held by Eni in Snam are subject to the limitations on their shareholder rights as set out in the ownership unbundling model pursuant to Legislative Decree No. 93/2011. In this regard, the retained shareholding is qualified as a financial investment.

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•	the capital and economic impacts of the sale in the fourth column ("Effects of the Transaction");
•	pro-forma consolidated balance sheet of Eni as of June 30, 2012 and the pro-forma consolidated profit and loss account for the six-month period ended June 30, 2012 resulting from the sum of the adjustments reported in the previous columns in the fifth column ("Eni Pro-Forma Consolidated Accounts as of June 30, 2012").

Pro-forma Consolidated Balance Sheet

Eni consolidated accounts as of June 30, 2012	Pro-forma adjustments	Eni pro-forma consolidated accounts as of June 30, 2012

(euro million)	Snam deconsolidation	Intercompany transactions	Effects of the transaction

ASSETS
Current assets
Cash and cash equivalents	4,640	(15)	15	3,517	8,157
Other financial assets held for trading or available for sale	241				241
Trade and other receivables	26,289	(2,024)	3,993		28,258
Inventories	8,120	(220)			7,900
Current tax assets	311	(118)	318		511
Other current tax assets	1,062	(7)	2		1,057
Other current assets	1,990	(46)	398		2,342
	42,653	(2,430)	4,726	3,517	48,466
Non-current assets
Property, plant and equipment	76,437	(12,249)			64,188
Inventory - compulsory stock	2,580	(149)			2,431
Intangible assets	10,165	(4,144)			6,021
Equity-accounted investments	6,924	(375)			6,549
Other investments	309	2,490		546	3,345
Other financial assets	1,316	(1)	6,821		8,136
Deferred tax assets	5,646	(579)			5,067
Other non-current receivables	4,014	(111)	66		3,969
	107,391	(15,118)	6,887	546	99,706
Assets held for sale	471				471
TOTAL ASSETS	150,515	(17,548)	11,613	4,063	148,643
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,958	(3,044)	3,049		3,963
Current portion of long-term debt	3,025	(406)	405		3,024
Trade and other payables	20,989	(1,391)	627		20,225
Income taxes payable	1,940	(276)	294	133	2,091
Other taxes payable	2,818	(14)	1		2,805
Other current liabilities	2,121	(103)	12		2,030
	34,851	(5,234)	4,388	133	34,138
Non-current liabilities
Long-term debt	26,483	(8,300)	6,800		24,983
Provisions for contingencies	13,913	(613)			13,300
Provisions for employee benefits	1,078	(108)			970
Deferred tax liabilities	7,392	(438)		23	6,977
Other non-current liabilities	3,054	(1,105)	425		2,374
	51,920	(10,564)	7,225	23	48,604
Liabilities directly associated with assets held for sale	170				170
TOTAL LIABILITIES	86,941	(15,798)	11,613	156	82,912
SHAREHOLDERS’ EQUITY
Non-controlling interest	5,029	(1,750)			3,279
Eni shareholders’ equity:
Share capital	4,005				4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	33				33
Other reserves and net profit	61,259			3,907	65,166
Treasury shares	(6,752)				(6,752)
Interim dividend
Total Eni shareholders’ equity	58,545			3,907	62,452
TOTAL SHAREHOLDERS’ EQUITY	63,574	(1,750)		3,907	65,731
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	150,515	(17,548)	11,613	4,063	148,643

Snam Deconsolidation
The column "Snam Deconsolidation" represents the exclusion of the Snam group, consolidated on a line-by-line basis in the consolidated accounts as of June 30, 2012, from consolidation of the Eni Group, and consequent recognition of the net equity of the Snam Group attributable to Eni within the line item "Other investments" for euro 2,490 million. The reported amounts represent the Snam group as a stand alone

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entity, and thus include transactions with both third parties and the Eni Group companies, as well as the other adjustments made upon consolidation of Snam in Eni5.

Intercompany transactions
The third column, labeled "Intercompany transactions," includes balances for intercompany transactions between the Eni Group and the Snam group, which were eliminated upon preparation of the consolidated accounts as of June 30, 2012 being intercompany transactions. Due to the Snam deconsolidation, such transactions have been considered third-party transactions.
The most significant pro-forma adjustment is represented by the increase in "Trade and other receivables" for euro 3,993 million and other financial assets for euro 6,821 million, consisting mainly of financing receivables granted by Eni to Snam amounting to euro 10,239 million (eliminated as intercompany balance from the consolidated balance sheet of Eni as of June 30, 2012). These financial receivables and related financial instruments amounting to euro 398 million have been classified as current because the current financing agreements between Eni and Snam call for early repayment in case Eni cease to control Snam. Moreover, the line items "Short-term debt" for euro 3,049 million, "Current portion of long-term debt" for euro 405 million, "Long-term debt" for euro 6,800 million represent the restoration of Snam Group financing payables due to Eni at June 30, 2012, eliminated upon consolidation.

Effects of the Transaction
The column "Effects of the Transaction" includes the effects on equity of the sale to CDP of 30% less 1 share of the voting shares capital of Snam:
•	the change in the line item "Other reserves and net profit" regard the gain net of taxes, in the amount of euro 2,089 million calculated as the difference between the consideration for the Transaction, amounting to euro 3,517 million reported in the line item "Cash and cash equivalents", and the book value of the corresponding portion of the net equity of the Snam group attributable to Eni that is being sold, amounting to euro 1,345 million. The tax effect associated with the gain is reported in the line item "Income taxes payable," in the amount of euro 83 million, calculated as the difference between the consideration for the Transaction and the tax base of the sold shareholding in Snam;
•	the increase in the book value of the residual shareholding in Snam for euro 1,891 million, reported in the line item "Other reserves and net profit" for euro 1,818 million net of the related tax effect reported in the line items "Income taxes payable" for euro 50 million and "Deferred tax liabilities" for euro 23 million. This increase in the book value of the residual shareholding in Snam was recorded pursuant to the applicable international reporting standards, which require that in case of loss of control over an investee with retention of a non-controlling interest the book value of that residual interest be stated at its fair value. This fair value represents the new carrying amount of the residual interest retained and the basis for subsequent application of the applicable measurement criteria. The increase in the value of the residual shareholding retained in Snam was calculated by considering the market price of Snam shares at June 30, 2012, i.e. euro 3.52 per share.

Consequently, the change in the line item "Other investments", totaling euro 546 million, is the difference between the revaluation of the residual shareholding in Snam (euro 1,891 million) and the book value of the portion of net equity of the Snam group attributable to Eni that is being sold (euro 1,345 million).

The tax effect associated with the gain on disposal and revaluation of the residual shareholding reflects the "Participation Exemption" treatment of Snam, whereby these gains are taxed at the IRES (corporate income tax) rate of 38% within the limit of 5% of their amount.

(5)	In order to present the Snam group as a stand alone entity, the net equity recorded within the line item "Other investments" (euro 2,490 million) must not be considered. This amount represents Eni’s net interest in the Snam group before the Effects of the Transaction.

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Eni Interim Consolidated Report / Financial review and other information

Pro-forma Consolidated Profit and loss account

Eni consolidated accounts first half 2012	Pro-forma adjustments	Eni pro-forma consolidated accounts first half 2012

(euro million)	Snam deconsolidation	Intercompany transactions	Effects of the transaction

REVENUES
Net sales from operations	64,056	(1,791)	1,495		63,760
Other income and revenues	1,209	(72)	(385)		752
Total revenues	65,265	(1,863)	1,110		64,512
OPERATING EXPENSES
Purchases, services and other	46,518	(325)	1,110		47,303
Payroll and related costs	2,455	(180)			2,275
OTHER OPERATING (CHARGE) INCOME	(372)				(372)
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	6,025	(284)			5,741
OPERATING PROFIT	9,895	(1,074)			8,821
FINANCE INCOME (EXPENSE)
Finance income	6,212	(2)	133		6,343
Finance expense	(6,623)	126	(133)	58	(6,572)
Derivative financial instruments	(200)	110			(90)
	(611)	234		58	(319)
INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	365	(23)			342
Other gain (loss) from investments	1,052				1,052
	1,417	(23)			1,394
PROFIT BEFORE INCOME TAXES	10,701	(863)		58	9,896
Income taxes	(6,404)	351		(22)	(6,075)
NET PROFIT	4,297	(512)		36	3,821
Attributable to:
- Eni's shareholders	3,844	(284)		36	3,596
- Non-controlling interest	453	(228)			225
	4,297	(512)		36	3,821
Earnings per share attributable to Eni's shareholders
(euro per share)
- Basic	1.06	(0.08)		0.01	0.99
- Diluted	1.06	(0.08)		0.01	0.99

Intercompany transactions
When preparing the pro-forma consolidated profit and loss account for the six-month period ended June 30, 2012, the pro-forma adjustments pertaining to the economic effects of intercompany transactions between the Eni Group and the Snam Group have been restored and reported in the column "Intercompany transactions", although only for those activities that are expected to continue after the Transaction. The economic effects of these transactions had been eliminated upon consolidation of Eni Group results, while they are restored in the pro-forma consolidated financial statements, because they are considered third-party transactions.
The pro-forma adjustments are illustrated as follows:
•	the change in "Net sales from operations", totaling euro 1,495 million for the first half of 2012, includes:
-	euro 938 million for restoring such revenues of the Snam Group eliminated upon consolidation, arising from the supply of natural gas transport, re-gasification, storage and distribution services to the Eni Group companies. Those revenues are regulated by the tariffs set by an independent Italian body, the AEEG. Those transactions between the Eni Group and the Snam Group are expected to continue pursuant to the terms of applicable laws and regulations and as reflected in the existing contractual agreements;
-	euro 557 million for restoring such revenues of the Eni Group mainly arising from the supply of natural gas to the Snam Group;
•	the line item "Purchases, services and other", totaling euro 1,110 million, mainly consists of the costs incurred by the Eni Group for purchasing natural gas transport, storage, re-gasification and distribution services from the Snam Group;
•	the line item "Financial income", totaling euro 133 million, includes the interest income accrued by the Eni Group from the Snam Group in 2012, arising from the current financing arrangements. The item "Financial expense", totaling euro 133 million, represents restoration of the Snam Group interest expense due to the Eni Group that were eliminated upon consolidation.

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Effects of the Transaction
The column "Effects of the Transaction" includes the on-going economic effects of sale of the shareholding in Snam and, in particular, the euro 58 million decrease in financial expense, arising from interest income earned on investing the cash consideration collected by Eni for the Transaction, as at January 1, 2012. The interest income reported in the pro-forma adjustments was calculated at the weighted average cost of Euro-denominated loans to the Eni Group, amounting to 3.3% for 2012. The tax effect of euro 43 million associated with the above-mentioned interest income was calculated by applying the Italian statutory tax rate of 38%.
The pro-forma profit and loss account for the first half of 2012 reports a euro 248 million reduction in net profit attributable to Eni, resulting from the elimination of the contribution made by the Snam Group (euro 284 million) to Eni net profit, which is partly offset by the euro 36 million (net of the related tax effect) positive effect due to lower financial expense.

The pro-forma reclassified consolidated balance sheet is shown below to present a summary of:
•	the financing receivables of Eni towards Snam for outstanding intercompany loans totaling euro 10,239 million. Note that, given their classification as current assets, those financing receivables have been reported as a reduction in Eni consolidated net borrowings consistently with the guideline for disclosing the net financial position established by CONSOB in Notice No. DEM/6064293 of July 28, 2006, which implements the recommendations of the "Committee of European Securities Regulators" (CESR) of February 2005;
•	the reduction of Eni Group net borrowings resulting from receipt of the consideration for the Transaction, totaling euro 3,517 million;
•	the change in leverage from the consolidated interim accounts figure of 0.45 (which include Snam as being fully-consolidated) to the pro-forma amount of 0.20.

Eni consolidated accounts as of June 30, 2012	Pro-forma adjustments	Eni pro-forma consolidated accounts as of June 30, 2012

(euro million)	Snam deconsolidation	Intercompany transactions	Effects of the transaction

Fixed assets
Property, plant and equipment	76,437	(12,249)			64,188
Inventories - Compulsory stock	2,580	(149)			2,431
Intangible assets	10,165	(4,144)			6,021
Equity-accounted investments and other investments	7,233	2,115		546	9,894
Receivables and securities held for operating purposes	1,520	(1)			1,519
Net payables related to capital expenditure	(854)	258	(63)		(659)
	97,081	(14,170)	(63)	546	83,394
Net working capital
Inventories	8,120	(220)			7,900
Trade receivables	17,847	(1,799)	525		16,573
Trade payables	(12,650)	778	(486)		(12,358)
Tax payables and provisions for net deferred tax liabilities	(4,997)	24	25	(156)	(5,104)
Provisions	(13,913)	613			(13,300)
Other current assets and liabilities	1,283	1,182	(1)		2,464
	(4,310)	578	63	(156)	(3,825)
Provisions for employee post-retirement benefits	(1,078)	108			(970)
Net assets held for sale including related net borrowings	301				301
CAPITAL EMPLOYED, NET	91,994	(13,484)		390	78,900
Eni shareholders’ equity	58,545			3,907	62,452
Non-controlling interest	5,029	(1,750)			3,279
Total shareholders' equity	63,574	(1,750)		3,907	65,731
Total debt	33,466	(11,750)	10,254		31,970
Cash and cash equivalents	(4,640)	15	(15)	(3,517)	(8,157)
Securities held for non-operating purposes	(31)				(31)
Financing receivables for non-operating purposes	(375)	1	(10,239)		(10,613)
Net borrowings	28,420	(11,734)		(3,517)	13,169
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	91,994	(13,484)		390	78,900
Leverage	0.45	6.71		(0.90)	0.20

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Risk factors and uncertainties

Foreword

The main risks that the Company is facing and actively monitoring and managing are: (i) the market risk deriving from exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices; (ii) the credit risk deriving from the possible default of a counterparty; (iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (iv) the Country risk in the upstream business; (v) the operational risk; (vi) risks associated with the competitive context in the gas market; and (vii) the specific risks deriving from exploration and production activities. Financial risks are managed in respect of guidelines defined by the parent company, targeting to align and coordinate Group companies’ policies on financial risks ("Eni Guidelines on Management and Control of Financial Risks"). The basis of this policy is the pooled and integrated management of commodity risks and the development of asset backed trading activities for optimizing Eni’s exposure to such risks.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular Eni SpA and Eni Finance International manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative financial contracts are managed by the parent company as well as the activity of negotiating emission trading certificates. The commodity risk of each business unit (Eni’s Divisions or subsidiaries) is managed by Eni Trading business unit, with Eni Trading & Shipping executing the negotiation of the respective hedging derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to changes in transactional exchange rates and interest rates as well as to optimize exposure to commodity prices fluctuations and its relative exchange rate risk. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis. Commodity derivatives are entered into with the aim of:
a) hedging certain underlying commodity prices set in contractual arrangements with third parties. Hedging derivatives can be entered also to hedge highly probable future transactions;
b) effectively managing the economic margin (positioning). It consists in entering purchase/sale commodity contracts in both commodity and financial markets aiming at altering the risk profile associated to a portfolio of physical assets of each business unit in order to improve margins associated to those assets in case of favorable trends in the commodity pricing environment;
c) arbitrage. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting the possibility to earn a profit (or reducing the logistical costs associated to owned assets) leveraging on price differences in the marketplace;

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d) proprietary trading. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting to earn an uncertain profit, should certain expectations fulfill about a favorable trend in the commodity pricing environment;
e) Asset Backed Trading (ABT). It consists in entering proprietary trading activities in commodity and financial markets, in order to maximize the economic value of the flexibilities associated with Eni’s assets and contracts. Price risks related to asset backed trading activities are mitigated by the natural hedge granted by the assets’ availability. Such risk management activity can be implemented through strategies of dynamic forward trading where the underlying items are represented by the Company’s assets.
Furthermore, the Company may enter derivative contracts on commodities as part of origination activities. Under this scheme, the Company acting as the originator may combine a number of derivative contracts in order to manage a given risk exposure of a third party or a business unit, normally in the wholesale market of commodities. Such trading activities may be naturally hedged by the existing assets of the originator, or, in case of absence of a suitable asset, they are managed by either trading the associated price or volume risk exposure or hedging each price or volume component of the base contract.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value-at-risk techniques. Those techniques make a statistical assessment of the market risk on the Group’s activity, i.e., potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance departments define maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value-at-risk, pooling Group companies risk positions. Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with established banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
With regard to the commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value-at-risk and stop loss in connection with exposure deriving from commercial activities and from Asset Backed Trading activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to the Trading Business Unit.
The strategic risk is the economic risk which is intrinsic to each business unit. Exposure to that kind of risk does not undergo any systematic hedging or managing activities due to a strategic decision made by the Company, except for extraordinary business or market conditions. Therefore, internal risk policies and guideline do not foresee any mandate to manage, or any maximum tolerable level of risk exposure. To date, exposure to the strategic risk is associated with plans approved by Eni’s Board of Directors reflecting strategic decisions, plans for commercial development of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by in-place or highly probable sale contracts, refining margins and minimum compulsory stock. Relating to refining margins, the Board of Directors defines the maximum level of product volumes associated to these margins to be entered to the Asset Backed Trading. Any hedging activity of the strategic risk is the sole responsibility of Eni’s top management, due to the extraordinary conditions that may lead to such a decision. This kind of transaction is not subject to specific risk limits due to nature; however it is subject to monitoring and assessment activities.

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The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis.
Effective management of exchange rate risk is performed within Eni’s central finance departments which pools Group companies positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The Var techniques are based on variance/ covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk

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deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows amounts in terms of value at risk, recorded in the first half of 2012 (compared with the first half of 2011) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. Var values are stated in US dollars, the currency most widely used in oil products markets.

(Exchange and Value at Risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2011	First half 2012

(euro million)	High	Low	Avg.	At period end	High	Low	Avg.	At period end

Interest rate (1)	5.34	1.07	2.65	2.92	4.47	1.41	2.87	2.80
Exchange rate (1)	0.85	0.15	0.44	0.34	1.25	0.14	0.48	0.45

(1)	Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury, Eni Finance International, Banque Eni and Eni Finance USA (since February 2010).

(Value at Risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2011 (US $ million)	First half 2012 (2) (euro million)

High	Low	Avg.	At period end	High	Low	Avg.	At period end

Area oil, products (3)	56.92	11.64	32.90	11.64	35.70	7.59	22.94	7.59
Area Gas & Power (4)	100.04	31.58	57.54	66.08	67.41	32.79	48.39	60.41

(2)	From January 2012, the value at risk is expressed in euro terms, following a review of "Eni Guidelines on the management and control of financial risks" approved by the Board of Directors. Before the value at risk was in dollar term.
(3)	Area oil, products refers to the Refining & Marketing Division, Eni Trading & Shipping and Versalis.
(4)	The Gas & Power area refers to the Gas & Power Division and Tigàz.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance departments, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover. Counterparties have also been selected on more stringent criteria particularly in transactions on derivatives instruments and with maturity longer than a three-month period.

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Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long term debt to total debt as well as fixed rate medium and long term debt to total medium and long term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks. The actions implemented as part of Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. In particular in the first half of 2012, Eni issued two bonds addressed to institutional investors for a total amount of euro 1.82 billion, both at fixed rate with maturity of approximately 8 years.
The above mentioned actions were intended to ensure availability of suitable sources of funding to fulfill short-term commitments and due obligations and preserve the necessary financial flexibility to support the Group’s development plans. In doing so, the Group has pursued an efficient balance of finance debt in terms of maturity and composition leveraging on the structure of its lines of credit particularly the committed ones. At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
At June 30, 2012, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 10,756 million, of which euro 2,141 million were committed, and long-term committed borrowing facilities of euro 5,695 million which were completely drawn at the balance sheet sate. These facilities bore interest rates that reflected prevailing market conditions. Fees charged for unused facilities were immaterial. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.25 billion were drawn as of June 30, 2012. The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 assigned by Moody’s; the outlook is negative in both ratings.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at period end.

Current and non-current finance debt
Maturity year

(euro million)	2012	2013	2014	2015	2016	2017 and thereafter	Total

Total debt	6,497	4,172	6,257	2,069	1,349	11,428	31,772
Fair value of derivative instruments	1,590	224	115	218	2	144	2,293
	8,087	4,396	6,372	2,287	1,351	11,572	34,065
Interest on finance debt	331	820	728	625	560	1,961	5,025
Guarantees to banks	261						261

Trade and other payables
Maturity year

(euro million)	2012	2013 and thereafter	Total

Trade payables	12,026		12,026
Advances, other payables	7,847	68	7,915
	19,873	68	19,941

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The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

Expected payments by period under contractual obligations and commercial commitments
Maturity year

(euro million)	2012	2013	2014	2015	2016	2017 and thereafter	Total

Operating lease obligations (1)	499	612	476	274	177	397	2,435
Decommissioning liabilities (2)	46	250	313	88	169	13,620	14,486
Environmental liabilities (3)	198	283	224	153	60	911	1,829
Purchase obligations (4)	12,727	21,220	19,628	18,965	17,041	182,903	272,484
- Gas
Natural gas to be purchased in connection with take-or-pay contracts	11,511	19,800	18,381	17,775	15,903	173,978	257,348
Natural gas to be transported in connection with ship-or-pay contracts	558	1,034	936	893	848	5,817	10,086
- Other take-or-pay and ship-or-pay obligations	90	170	181	177	166	1,111	1,895
- Other purchase obligations (5)	568	216	130	120	124	1,997	3,155
Other obligations	3	4	4	4	3	123	141
Memorandum of intent relating to Val d’Agri	3	4	4	4	3	123	141
	13,473	22,369	20,645	19,484	17,450	197,954	291,375

i	i	i
(1)	i	Operating leases primarily regarded assets for drilling activities, time charter and long term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2)	i	Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3)	i	Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment cannot reasonably be estimated.
(4)	i	Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(5)	i	Includes arrangements to purchase capacity entitlements at certain re-gasification facilities in the US of euro 2,520 million.

In the next four years Eni plans to make capital expenditures are considered to be committed when the project has received of euro 59.6 billion. The table below summarizes Eni’s capital the appropriate level of internal management approval. Capital expenditures already been awarded or are being awarded to third parties. The amounts shown in the table below include euro 600 million of committed expenditures to execute environmental investments, following Eni proposal to the Italian Ministry for the Environment for a global transaction on certain environmental issues.

Capital expenditure commitments
Maturity year

(euro million)	2012	2013	2014	2015	2016 and thereafter	Total

Committed on major projects	6,103	6,275	5,013	3,309	12,286	32,986
Other committed projects	7,411	5,446	3,498	2,709	3,073	22,137
	13,514	11,721	8,511	6,018	15,359	55,123

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Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in Countries outside the EU and North America, certain of which may be politically or economically less stable than EU or North America.
At December 31, 2011, approximately 80% of Eni’s proved hydrocarbons reserves were located in such Countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from Countries outside the EU and North America. In 2011, approximately 60% of Eni’s domestic supply of natural gas came from such Countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such Countries, and to have access to oil and gas reserves, as proved by recent events in North Africa. Further risks associated with activities in those Countries are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing the value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; and (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, it is possible that they can have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 Countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each Country’s risk profile. In recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU Countries and in North America.
In the course of 2011, several North Africa and Middle Eastern oil producing Countries experienced an extreme level of political instability that has resulted in changes in governments, unrest and violence and consequential economic disruptions. These tensions are expected to continue in 2012 albeit on a lower tone, along with the geopolitical risks related to the relationships between the West and some Middle Eastern countries currently subject to economic sanctions from the USA and the EU.
As of the balance sheet date at December 31, 2011, approximately 30% of the Company’s proved oil&gas reserves were located in North Africa, while Eni’s presence in Iran has become marginal.
During the first half of 2012 Eni has progressively recovered its production levels in Libya, where in 2011 due to political unrest and internal conflict it had been forced to shutdown almost all its producing facilities including gas exports for a period of 8 months. In the first half of 2012 production at Eni’s Libyan sites flowed at approximately 240 kboe/d; management is targeting to achieve the pre-crisis production level by the second half of 2012.

Operational risk

Eni’s business activities are subject to a broad range of laws and regulations in force in the Countries in which it operates. Such laws provide the prevention and safeguard of the environment and health and safety of its employees, and the people and communities involved by the Company’s activities. Specific rules regulate oil and gas activities as well as acquisition of a license before exploratory drilling may commence. The Company has incurred and will continue incurring substantial amounts of expenses to comply with applicable regulations in the matter of HSE in the future. In addition, the Company may incur environmental liabilities as a result of past or future contaminations and the associated needs to clean-up and restore polluted areas. Breach of Environmental, Health and Safety laws exposes employees to criminal and civil liabilities and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001. Furthermore Legislative Decree No. 121/2011 extended the liability of the Company to crimes against the environment committed by its employees.

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Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water. Rules on the prevention of pollution and for cleaning up polluted sites have been tightened everywhere.
The implementation of IED (Industrial Emissions Directive - 2010/75/UE), expected in January 2013 and the application of the limitations provided for by BAT (Best Available Techniques) conclusions, associated to individual Brief documents (reference documents for BAT) by sector of activity is expect to affect all Eni’s plants included in the IPPC (Integrated Pollution Prevention and Control) framework, in particular the older plants.
The respect of biodiversity and the protection of biosystem services are crucial requirements when exploring for, drilling and producing oil and gas also in light of the increasing attention paid by governments and the publication of specific tools such as Legislative Decree 5/2012 related to "urgent measures in terms of simplification and development" that provides for a wider application of AIA to all offshore plants, with the intent of regulating the implementation of requirements imposed in the operation of such plants.
In addition, local authorities are more and more frequently requesting evaluations of health impact, concerning mainly environmental aspects. This assessment will probably be integrated with other evaluations, such as the strategic environmental assessments and the environmental impact evaluations. These procedures together (VIS, VAS and VIA) form an integrated assessment tool intending to consider all the possible effects on health of plants/infrastructure and/or policies for the management of the territory.
European laws on the classification, production, sale, import and use of chemicals has evolved in the past few years and has become integrated following the approval of two directives, CE No. 1907/2006 called REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) and CE No. 1272/2008 called CLP (Classification, Labelling and Packaging). These two rulings, assuming full force in 2018, introduced new obligations with a relevant organizational impact on Eni’s activities, in particular in relations with customers, suppliers and contractors.
On July 24, 2012, the EU Council approved the 2012/18/EU Directive of July 4, 2012 concerning the risk of serious accidents connected with the handling of noxious substances and intended to substitute the 96/82/CE Directive. Under the new terms member states will have to adopt new laws for the control of serious accidents related to certain dangerous substances from June 1, 2015. The directive provides for a new classification of substances in the light of the most recent European regulations, the opportunity to modulate the application of the directive according to the actual danger of the substances, the increase in information to be supplied to relevant authorities and the general public.
In addition non compliance entails administrative and criminal sanctions up to the suspension of the license to sell.
As concerns the protection of health and safety in the workplace, Italian laws stress the importance of organizational and management models that exempt companies from administrative responsibility in case of breach of laws concerning health and safety on the workplace. Eni made the adoption of such systems mandatory in all its companies that have high HSE risk levels.
Eni’s strategies and actions for health, safety and the environment are implemented according to the company’s policies (issued on April 2011) and are included in a new HSE Management System Guideline (MSG). The process described in the MSG is based on the principle of precaution in order to reach the maximum efficacy in preventing, managing and controlling risks in HSE. The MSG is a single tool shared by the whole Eni group and spelling roles and responsibilities of the various organizational levels, organizing all the activities required in HSE processes and their interaction with other processes while disseminating shared methods and criteria across Eni. The procedure is based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle.

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The integrated management system of health, safety and environmental matters is supported by the adoption of a continuous process of identification, evaluation and mitigation of risks in all the Divisions and companies of the Eni Group that adopt management systems that keep account of specific operations and aim at the constant improvement of processes and plants. Eni is targeting to achieve total certification of its plants under OHSAS 18001 and ISO 14001. The plan for the completion of the site with significant HSE risk certification is expected to be concluded within 2013. The system for monitoring HSE risks is based on the monitoring of HSE indicators at quarterly, semi-annual and annual intervals and on an audit plan performed on all the industrial sites consisting of:
- technical audits aimed at verifying the existence of adequate management systems, their proper application, adequacy, consistency and compliance with Eni’s HSE management model, Ethical Code and Model 231;
- audits for the confirmation/renewal of certification performed annually by external certifying entities;
- control of compliance with existing HSE regulations;
- specific audits on relevant issues (e.g. following events/accidents/reported failures).
Eni believes that its effort of codifying all operational stages of industrial processes may reduce the risk of human fault in handling plants operations. Accidents which occurred in the past few years in the industry drive Eni to pay greater attention to process safety and asset integrity, also by means of activities aimed at increasing the awareness of middle management and a widespread dissemination of assessment tools and process audit plans. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at each industrial site. These units manage the HSE risk in a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that might possibly minimize any damage to people or the environment in the event of an incident. In the case of extraordinary events, Divisions/entities are assisted by the Eni Unit of Crisis to deal with the emergency through a team which has the necessary training and skills to coordinate in a timely and efficient manner resources and facilities.
In addition to the Company’s system for monitoring, managing and responding to HSE risks and issues which has been adopted by all Group subsidiaries, Eni has entered into insurance arrangements through its shareholding in the Oil Insurance Ltd and with other insurance partners in order to limit possible economic impacts associated with damages to both third parties and the environment occurring in case of both onshore and offshore incidents. Covered liabilities vary depending on nature and type of circumstances; however underlying amounts represent significant shares of the plafond granted by insuring companies.
In particular, in the case of oil spills and other environmental damage, current insurance policies cover costs of cleaning-up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.1 billion for offshore events and $1.5 billion for onshore plants (refineries). These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1 billion for the fleet owned by the subsidiary LNG Shipping in the Gas & Power segment and FPSOs used by the Exploration & Production segment for developing offshore fields; $500 million for time charters.
Following the incident at the Macondo well in the Gulf of Mexico the US Government and other governments have adopted more stringent regulations, particularly relating to exploration and production of hydrocarbons. In order to achieve the highest security standards of our operations in the Gulf of Mexico, we entered a consortium led by Helix that worked at the containment of the oil spill at the Macondo well. The Helix Fast Response System (HFRS) performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline.
In a consortium with other major oil companies, Eni activated an agreement with Wild Well Control for the use of global subsea well containment equipment that can be carried by plane to any region where Eni deep water operations are underway.

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Italian authorities passed legislation with Legislative Decree No. 128 on June 29, 2010, that introduced certain restrictions to activities for exploring and producing hydrocarbons; without affecting titles for conducting oil and gas operation at that date. Article 6, line 16 of this decree has been partly amended by Article 35 of Legislative Decree No. 83 of June 22, 2012. The new law excludes from the prohibition of exploration and production the sea areas the concession beyond 12 miles from the coastline for which request had already been filed at the date of introduction of Legislative Decree 128/2010.
Following the incident at the Macondo well, European authorities started discussing a new version of a regulation for offshore exploration and production of oil and gas aimed at unifying the European attitude to these activities and substituting existing national laws.
On March 25, 2012 a gas leak following a well operation occurred at a wellhead platform of the Elgin/Franklin gas field which is located in the UK North Sea. The field is operated by an international oil company. The leak has been completely stopped by killing the damaged well. We have a 21.87% interest in the field. We are closely monitoring the situation to assess any possible liability to Eni which may arise from the incident.

Risks and uncertainties associated with the competitive environment in the European natural gas market

Management expects the outlook in the European gas sector to remain unfavorable over the short to the medium-term due to continuing deterioration in fundamentals. In the first half of 2012 gas demand in Italy and Europe fell by 5% and 7%, respectively, as it was hit by the economic downturn and a sharp fall in thermoelectric use. The latter was due to both a slowdown in industrial activity and inter-fuel competition as gas was displaced in firing power generation by continuing growth in renewables and a shift to coal due to cost advantages as coal prices have plunged to historical lows and costs to acquire emission allowances have been decreasing. Lastly, the EU decision-making process on the adoption of the gas as fuel-of-choice has stalled.
Management believes that these negative trends will weigh on the recovery perspectives of gas demand in the second half of the year. Against this backdrop, management has revised downwardly its estimates of demand growth for the full-year: for Italy management now sees a decrease of 4% y-o-y compared to a planned increase of 2%; for the EU-27 the expected growth rate has been trimmed by 50%.
Notwithstanding part of worldwide LNG surplus has been absorbed by continuing growth in Asia energy needs, the reduced sales opportunities at the European market driven by weak demand have forced gas operators to compete more aggressively on pricing also considering take-or-pay obligations provided in gas supply contracts and the high level of liquidity at continental hubs. Furthermore, competitive pressures have been fuelled by the growing integration of European markets supported by network interconnectivity as well as the effects of an ongoing liberalization process to open regional or country markets. Final clients, especially large and well-established ones, have benefited of the ongoing market trends and large availability of spot gas to achieve more favorable pricing and flexibility conditions. Also in Italy gas selling prices have been converging towards the spot prices at the continental hubs both in the large clients segments and the residential market in the light of the recently-enacted liberalization measures of the Italian Government (see Regulatory risks below).
Those fundamentals changes in the competitive landscape of the European gas sector have been leading to reduced economics for the whole industry which have been exacerbated by the ongoing demand downturn. Particularly, the profitability at gas operators has been impaired by the continued margin erosion due to decoupling trends between on one hand the rising cost of gas supplies that are indexed to the price of oil and its derivatives as provided by pricing formulas in long-term supply contracts, and on the other hand weak selling prices at continental hubs pressured by lower demand and abundant supplies, which have become the prevailing benchmark in selling contracts. Management believes that in the second half of 2012 and over the next two to three years the performance of the Company’s gas marketing activity will be at risk based on weakening demand due to macroeconomic headwinds, large supplies on the marketplace and ongoing competitive pressures leading to continuing margin decline.

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Those trends are expected to negatively affect results from operations and cash flow also considering the take-or-pay obligations provided by the company’s long-term supply contracts (see below).
Looking forward, management forecasts a gradual recovery in the spreads between the oil-linked cost of gas supplies and selling prices at spot markets, albeit at a slower pace than anticipated. Management expects that gas demand will recover in the long-term driven by a gradual return to growth in the Euro-zone economy and the better environmental performance of gas compared with other fossil fuels in power production. Also oversupplies on the European marketplace will be progressively absorbed by growing LNG needs from Asian economies and the emerging ones in South America, an expected depletion of European gas reserves, partly offset by continuing capacity additions at the continental transportations backbones designed to expand import flows from Russia and other producing countries bordering the Euro-zone (particularly the big Nord Stream project, a large backbone connecting Russia to Germany through the Baltic Sea which is expected to become fully operation by end of 2012 with a transportation capacity of 55 bcm/y).
Based on the expected evolution of the trading environment on both the short and the long term and the reduced profitability outlook of the gas sector which have been reflected in the updated future cash flows and terminal value of the Company’s gas marketing business, management recognized an impairment loss of euro 849 million at the goodwill allocated to the European market cash generating unit when preparing the consolidated accounts as of June 30, 2012. The main driver of this impairment loss was an expected decline in the projected margins on the relevant sales volumes of the CGU, which have been halved with respect to the margin projections adopted in the industrial plan 2012-2015 and the impairment review of the annual report 2011. In order to restore the profitability of its gas marketing business in the face of the downturn, management has been seeking to renegotiate the economic terms and other conditions including annual flexibility of the Company’s take-or-pay supply contracts. The economic benefits expected on ongoing or future renegotiations have been factored into the cash flow projections of the gas marketing business to assess the recoverability of its book value in this interim report as of June 30, 2012.

Current negative trends in the gas scenario may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing Countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm/y of gas availability from 2010 (including the Distrigas portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 16 years and a pricing mechanism that indexed the cost of gas to the price of crude oil and its derivatives (gasoil, fuel oil, etc.). These contracts provide take-or-pay clauses whereby the Company is required to collect minimum predetermined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, applied to uncollected volumes up to the minimum contractual quantity. The take-or-pay clause entitles the Company to collect pre-paid volumes of gas in later years during the period of contract execution. Amounts of cash pre-payments and time schedules for collecting pre-paid gas vary from contract to contract. Generally speaking, cash pre-payments are calculated on the basis of the energy prices current in the year of non-fulfillment with the balance due in the year when the gas is actually collected. Amounts of pre-payments range from 10 to 100 percent of the full price. The right to collect pre-paid gas expires within a ten-year term in some contracts or remains in place until contract expiration in other arrangements. In addition, rights to collect pre-paid gas in future years can be exercised provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity that can be collected in each contractual year. In this case, Eni will pay the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations. In case Eni fails to off-take the contractual minimum amounts, it will be exposed to a price risk, because the purchase price Eni will ultimately be required to

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pay is based on prices prevailing after the date on which the off-take obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes.
Management believes that the weak industry outlook weighed down by falling demand and large gas availability on the marketplace, strong competitive pressures and the possible evolution of sector-specific regulation represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts. From the beginning of the downturn in the gas European market late in 2009 up to date, Eni has incurred the take-or-pay clause as the Company collected lower volumes than its minimum take obligations in each of those years accumulating deferred costs for an amount of euro 1.65 billion (net of limited amounts of volume make-up) and has paid the associated cash advances to its gas suppliers. Considering ongoing market trends and the Company’s outlook for its sales volumes which are anticipated to remain stable in 2012 and grow at a modest pace in the four-year period 2013-2016, as well as the likely benefit of contract renegotiations which may temporarily reduce the annual minimum take, management believes that it is likely that in the current and the following two years Eni will fail to fulfill its minimum take obligations associated with its supply contracts thus triggering the take-or-pay clause. However, based on our long-term expectations about a rebalancing between gas demand and offer in Europe, our projections of sales volumes and unit margins in the next four years and beyond, we believe that in the long run the Company will be able to recover the volumes of gas which have been pre-paid up to the balance sheet date of this interim report and the volumes for which we expect to incur the take-or-pay clause in the current and future years due to weak market conditions, thus recovering the cash advanced to its gas suppliers.

Risks associated with sector-specific regulations in Italy
The Italian gas market is regulated by means of laws and a governmental agency, the Italian Authority for Electricity and Gas ("AEEG"). The current mechanism of market shares has been enacted in 2011 as per Legislative Decree No. 130 of August 13, 2010, titled "New measures to improve competitiveness in the natural gas market and to ensure the transfer of economic benefits to final customers". This legislation replaced the previous system of antitrust threshold defined by Legislative Decree No. 164 of May 23, 2000. The new decree has introduced a 40% ceiling to the wholesale market share of each Italian gas operator which input gas into the Italian backbone network. This ceiling can be raised to 55% in case each operator commits itself to building new storage capacity in Italy for a total of 4 bcm within five years from the enactment of the decree. In case of violation of the mandatory thresholds, each operator is obliged to execute gas release measures at regulated prices up to 4 bcm over the a two year-period following the ascertainment of the ceiling breach. Eni, through its subsidiary Stogit, has committed to build new storage capacity and requested industrial clients, consortia of final clients and electricity producers to enter the industrial projects designed to build new storage sites or upgrade existing ones. This participation of third parties to Eni’s storage projects is envisaged by the decree. Furthermore, the decree establishes the investors in the storage projects are entitled with the economic benefits of the new capacity under construction immediately. From April 2012, those investors may obtain access to certain virtual sites of gas storage where they can deliver volumes of gas during the summer and then off-take the same volumes during the winter at the Italian spot exchange (the so-called Virtual Exchange Point). The Italian Gestore Servizi Energetici has elected certain virtual storage operators at the continental hubs and the Italian Virtual Exchange Point to be the providers of those services. Industrial investors will then benefit from the price differentials due to the seasonal swings of gas demand. Eni has committed to contribute up to 50% of those economic benefits according to terms and conditions set by the Italian Minister for Economic Development and the AEEG. Eni believes that this new gas regulation will increase the competitiveness of the wholesale natural gas market in Italy.
The AEEG is entrusted with certain powers in the matters of monitoring natural gas prices and setting pricing mechanisms for supplies to users which are entitled to be safeguarded in accordance with applicable regulations. In fact, those clients which mainly include households and residential customers have right to obtain gas from their suppliers at a regulated tariff set by the Authority.
The AEEG decisions in this field could limit the capacity of the operators to transfer increases in the cost of the raw material to the final price. The Authority has established a mechanism for updating tariffs by

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indexing them to a preset basket of hydrocarbons. Also a floor has been established in the form of a fixed amount that applies only at certain low level of international prices of hydrocarbons. Clients who are eligible to the tariff mechanism set by the Authority are those residential clients who did not opt for choosing a supplier at the opening of the market (including those who consume less than 200,000 cm per year and residential buildings). The above-mentioned Legislative Decree No. 93/2011 enlarged this category by including all customers consuming less than 50,000 cm per year and certain public services (for example hospitals and other assistance facilities).
Law Decree No. 1 enacted by the Italian Government on January 24, 2012, the so called Liberalization Decree converted to Law No. 20 on March 24, 2012, has charged the AEEG with the task of gradually introducing reference to the price of certain benchmarks quoted at continental hubs in the indexation mechanism of the cost of gas in the pricing of sales to the above mentioned customers from the second quarter of 2012. The AEEG has updated the indexation mechanism by introducing a growing weigh of spot prices in the determination of the supply cost of gas whereby spot prices will represent a share of 3%, 4% and 5% of the cost of gas in the second, third and fourth quarter 2012, respectively, with the remaining part indexed to the supply cost provided by a panel of oil-linked long-term contracts. Furthermore, the AEEG is planning to implement new measures designed to cap the selling price of gas retailers, particularly those who are not part of vertically-integrated gas companies, in order to align the price to the renegotiated supply costs and avoid unjustifiable extra-profits, possibly transferring to residential customers the benefits of expected favorable trends in spot prices.
The same decree on liberalizations provides a measure intended to reduce the supply cost of gas to businesses by enabling them to directly access certain new storage capacity. This new capacity would be available as a result of new mechanisms for determining the volumes of strategic storage and storage capacity that operators engaged in natural gas marketing are obliged to set aside to cover demand peaks at households and residential clients during wintertime. This additional flexibility would make available an integrated set of services from transport to storage to businesses in compliance with the public criteria of supply security.
The ability of the Company to set its commercial margins and its pricing policies are also constrained by Law Decree No. 112 of June 2008 which enacted a windfall tax on profits of energy companies with a supplemental tax rate of 6.5 percentage points that has been recently increased by further four percentage points for the three-year period 2011-2013. This supplemental tax rate adds to the ordinary statutory tax rate of 27.5% charged on the income earned by corporations. The decree also prohibits energy companies from transferring to prices to final customers the higher income taxes incurred in connection with the windfall tax. The AEEG is entrusted with the responsibility of monitoring compliance with the rule.
The current regulation of access to the Italian gas transport network was set by Decision No. 137/2002 of the Authority for Electricity and Gas. This resolution establishes priority criteria for transport capacity entitlements at points where the Italian transport network connects with international import pipelines (the so-called entry points to the Italian transport system). Specifically, operators that are party to take-or-pay purchase contracts, as in the case of Eni, are entitled to a priority in allocating available transport capacity within the limit of average daily contractual volumes. Gas volumes exceeding average daily contractual volumes are not entitled to any priority and, in case of congestion at any entry points, they are entitled available capacity on a proportionate basis together with all pending requests for capacity entitlements. The ability of Eni to collect gas volumes exceeding average daily volumes as provided by its take-or-pay purchase contracts represents an important operational flexibility that the Company uses to satisfy demand peaks. In planning its commercial flows, the Company normally assumes to fully utilize its contractual flexibility and to obtain the necessary capacity entitlements at the entry points to the national transport network. Eni believes that Decision No. 137/2002 is in contrast with the rationale of the European regulatory framework on the gas market as provided in European Directive 2003/55/EC. Based on that belief, the Company has opened an administrative procedure to repeal Decision No. 137/2002 before an administrative court which has recently confirmed in part Eni’s position. An upper grade court also confirmed the Company’s position. Specifically, the Court stated that the purchase of contractual flexibility is an obligation on part of the importer, which responds to a collective interest. According to the Court, there is no reasonable motivation whereby volumes corresponding to such contractual flexibility

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should not be granted priority in the access to the network, also in case congestion occurs. At the moment, however, no case of congestion occurred at entry points to the Italian transport infrastructure so as to impair Eni’s marketing plans.
As of recently, the Italian administrative Authorities released a number of resolutions intended to increase competition in the natural gas market in Italy:
- in 2010, a national trading platform was started where gas importers would have to trade volumes of gas corresponding to a legal obligation on part of Italian importers and producers. Under those provisions, importers from extra-EU Countries are required to supply a set percentage of imported volumes in a given thermal year and to trade them at the national trading platform on a spot basis. Permission to import gas from extra-EU Countries is granted to gas operators upon fulfillment of that obligation. Also royalties in-kind owed to the Italian State on gas production are to be traded on that trading platform;
- the AEEG resolved to commence a spot market to balance daily flows of supplies and off-takes by all the gas operators in the Italian gas sector. From the start-up date on December 1, 2011 to the end of March 2012, Snam Rete Gas has performed the task of settling daily imbalances at the price corresponding to the daily price recorded on the balancing market where those imbalances are daily disposed of or purchased. From April 1, 2012, each of the gas companies have been held responsible for settling their respective daily imbalances, whereby individual bid or ask offers are combined together to grant the daily balancing of the system.
Measures aimed at increasing competitiveness in the Italian gas market represent risk factors and uncertainties to Eni’s gas business. Management believes that any developments in that matter may negatively affect the Company’s expected results of operations and cash flow in its gas business.

Specific risks associated with the exploration and production of oil and natural gas

Exploration and production of oil and natural gas requires high levels of capital expenditure and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil or natural gas fields. Exploratory activity involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons. Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commerciality, sanctioning a development project and building and commissioning relating facilities. As a consequence, rates of return of such long lead-time projects are exposed to the volatility of oil and gas prices and the risk of an increase in developing and lifting costs, resulting in lower rates of return. This set of circumstances is particularly important to those projects intended to develop reserves located in deep waters and harsh environments, where the majority of Eni’s planned and ongoing projects is located. Exploration and production carries certain inherent risks, especially deep water drilling. Accidents at a single well can lead to loss of life, environmental damage and consequently potential economic losses that could have a material and adverse effect on the business, results of operation and prospects of the Group.

Risks associated with the cyclicality of the oil and gas sector

Eni’s results of operations and cash flow, mainly in the Exploration & Production Division, are greatly influenced by trends in oil and gas prices. Generally speaking, an increase in oil prices positively impact Eni’s consolidated operating result; vice versa in case of a decline in oil prices. The same applies to gas prices. In the first half of 2012, the price of the Brent marker averaged $113.34 a barrel, representing an increase of 2% from a year earlier in a scenario of extreme volatility. The first quarter of 2012 was marked by very high prices peaking at $130 per barrel driven by steady demand from China and other emerging countries in addition to the impact of geopolitical factors. In the second quarter the trend reversed as Brent prices fell to $90 per barrel driven by a global economic slowdown and expectations of

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further price declines. In the same period, gas prices continued on a declining trend dragged down by excess gas availability and weak European and US demand.
Volatile oil prices impact the performance of the Company’s business units in different ways. Also, trends in oil prices are a key variable in preparing the Company’s investment plans. The Company’s main capital projects to develop reserves normally require lengthy and complex activities for assessing all the technical and commercial aspects and developing and marketing the reserves. As a consequence, return rates of such projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was made, resulting in lower rates of return. The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This approach supports the achievement of the expected returns on capital projects through the swings of the oil&gas cycle.
Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserves entitlements, the lower the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. In the first half of 2012, the Company estimated that production entitlements in its PSAs decreased on average by approximately 1,000 bbl/d for a $1 increase in oil prices. The impact of price effects on the Company’s production was immaterial in the first half of 2012. However, this sensitivity analysis only applies to small deviations from the 85 $/bbl scenario that have been used in the Company’s 2012-2015 four year plan and the impact on Eni’s production may increase more than proportionally as the deviation increases. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.
In the Gas & Power Division, rising oil prices represent a risk to the profitability of gas sales as supplies are mainly indexed to the cost of oil and certain refined products, while selling prices particularly outside Italy are increasingly linked to certain market benchmarks quoted at continental hubs. In the current trading environment, spot prices at those hubs are particularly depressed due to oversupply conditions and weak demand. In addition, the Italian Authority for Electricity and Gas may limit the ability of the Company to pass cost increases onto selling prices in supplies to residential customers and small businesses as the Authority regulates the indexation mechanism of the raw material cost in selling formulae to those customers. (For further details see Gas & Power Division specific-sector risks discussed above).
he Refining & Marketing and the Petrochemical Divisions are also exposed to movements in oil prices and the speed at which the prices of refined products and petrochemical products adjust to reflect changes in the cost of oil-based feedstock. Normally, a time lag occurs between movements in oil prices and those of refined and petrochemical products. As a consequence, in a period of rapidly escalating feedstock costs, margins on refined and petrochemical products are negatively affected in the short-term. In the first half of 2012, the Refining & Marketing segment continued to incur operating losses due to unprofitable refining margins as high costs of oil-based feedstock were only partially transferred to product prices pressured by weak demand due to macroeconomic headwinds, high inventories and excess capacity. In addition, increased oil prices triggered higher costs of energy utilities which are typically indexed to it, while compressing price differentials between sour and sweet crude impaired the profitability at Eni’s complex refineries. Looking forward, management expects a depressed trading environment in the foreseeable future due to weak industry fundamentals and reduced demand in the face of the economic downturn. However, the recent drop in crude prices may provide a support to refining margins in case of a lasting trend.
Marketing activities of refined products on the network and wholesale were also hit by reduced demand which was impacted by the economic downturn particularly in Italy, excess product availability and strong price competition. Management expects those trends to continue in the second half of the year. Based on his view of a reduced profit outlook for the refining and marketing business, management recognized

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impairment losses of euro 193 million to align the book values of the Company’s refineries and other assets to their lower values-in-use. Management has been implementing actions intended to improve yields, optimize refinery set-up and flexibility, as well as to boost efficiency by cutting fixed and logistics costs and energy savings in order to reduce the business exposure to the market volatility and achieve immediate benefit on the profit and loss.
In addition to volatile costs of oil-based feedstock, Eni’s petrochemical operations are exposed to the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry plagued by low-entry barriers, excess capacity and intense competitive pressure. In the first half of 2012, Eni’s petrochemical business tripled operating losses to euro 195 million from the first half of 2011 due to sharply lower margins on basic petrochemicals products, mainly the margin on cracker, reflecting rising oil costs particularly in the first quarter of 2012. These dynamics were less strong in the second quarter. Short to medium-term perspectives remains uncertain due to a weak macroeconomic outlook which will weigh on a rebound in demand for petrochemical products and ongoing trends in crude oil prices. To cope with the structural challenges of the Company’s petrochemical business, management decided to implement a strategic shift targeting to restore the economic equilibrium of Polimeri Europa over the medium-term. This new strategy features a gradual reduction of the exposure to the unprofitable, commoditized businesses in favor of growing the Company’s presence in niche productions, particularly elastomers and styrene, which showed a good resilience during the downturn, as well as starting innovative productions in the field of biochemistry. An example in point is the launch of the "green chemistry" project at the Porto Torres plant which envisages restructuring an old plant into a modern facility to produce bio-plastics for which attractive grow rates are seen. In this way, we are targeting aiming.
The Engineering & Construction segment is exposed to the volatility of the oil cycle considering that oil companies tend to reduce capital expenditures and reschedule exploration and development projects during a downturn. This business unit has managed through the years to progressively reduce its exposure to the more volatile segments of the industry leveraging on higher portfolio diversification and a strong competitive position in the segment of large upstream projects in frontier areas and complex environment with an important technological content that are traditionally less exposed to the cyclical nature of this market. The availability of new distinctive drilling and construction equipment, among the most advanced in the world in terms of technology and performance coupled with the size and quality of the backlog and the strong operating performance in terms of project executions, underpin expectations for further significant strengthening of Saipem’s competitive position in the medium-term, ensuring a good level of result stability.

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Outlook

Eni expects the outlook for 2012 to be a challenging one as the global economic recovery loses steam, and is weighted down by weakening growth prospects in the euro-zone. The energy commodities markets are expected to remain volatile. In relation to short-term financial projections, Eni assumes a full-year oil price of $117 a barrel for the Brent crude benchmark as steady demand from China and other emerging economies, and ongoing geopolitical risks and uncertainties support the oil market, which are partly offset by a recovery in the Libyan output. Management expects unfavorable trading conditions to continue in the European gas sector. Gas demand is projected to fall sharply as a consequence of the economic slowdown as well as a big drop in thermoelectric consumption. In the meantime the marketplace is seen as well supplied, including very liquid continental hubs for spot transactions. Against this backdrop, management expects stiff price competition among operators, taking into account minimum off-take obligations in gas purchase take-or-pay contracts and reduced sales opportunities which lead to continued margin pressure. Refining margins are anticipated to remain at unprofitable levels due to high costs of oil supplies and oil-linked energy utilities, falling demand and excess capacity.

Against this backdrop, key volumes trends for the year are expected to be the following:
- Production of liquids and natural gas: production is expected to grow compared to 2011 (in 2011 hydrocarbons production was reported at 1.58 million boe/d) driven by an ongoing recovery in the Company’s Libyan output to achieve the pre-crisis level. This driver will help the Company absorb the impact of project rescheduling at important fields, the shutdown of the Elgin-Franklin platform off the British section of the North Sea, and crude oil losses in Nigeria due to rapidly escalating acts of sabotage and theft;
- Worldwide gas sales: management expects natural gas sales to be roughly in line with 2011 (in 2011, worldwide gas sales were reported at 96.76 bcm and included sales of both consolidated subsidiaries and equity-accounted entities, as well as upstream direct sales in the US and the North Sea). Against the backdrop of widespread weakness in demand, management is targeting to boost sales volumes and market share and to retain and develop its retail customer base. Outside Italy, the main engines of growth will be sales expansion in the key markets of France, Germany/Austria and Benelux and opportunities in the global LNG market. Management intends to leverage on an improved cost position due to the benefits of contract renegotiations, integration of recently-acquired assets in core European markets, development of the commercial offer through a multi-Country platform, and service excellence. Management is also planning to enhance trading activities to draw value from existing assets;
- Refining throughputs on Eni’s account: management expects to reduce processed volumes at the Company’s refineries (in 2011 refining throughputs on Eni’s account were reported at 31.96 million tonnes) in response to falling demand and a negative trading environment. Management will seek to reduce the business exposure to the market volatility and improve profit and loss by means of better yields, plant re-configuration and flexibility, as well as efficiency gains by cutting fixed and logistics costs and energy savings;
- Retail sales of refined products in Italy and the Rest of Europe: management foresees retail sales volumes to decline from 2011 (in 2011, retail sales volumes in Italy and Rest of Europe were reported at 11.37 million tonnes) dragged down by an expected sharp contraction in domestic consumption of fuels. In Italy where competition has been increasing remarkably, management intends to preserve the Company’s market share by leveraging marketing initiatives tailored to customers’ needs, the strength of the Eni brand targeting to complete the rebranding of the network, the development of non-oil activities and an excellent service. Outside Italy, the Company will target stable volumes on the whole;
- Engineering & Construction: the profitability outlook of this business remains bright due to an established competitive position and a robust order backlog.

For the full year of 2012, management expects a capital budget in its continuing operations almost in line with 2011 (in 2011 capital expenditure of the continuing operations amounted to euro 11.91 billion, while expenditures incurred in joint venture initiatives and other investments amounted to euro 0.36 billion). Management plans to continue spending on exploration to appraise the mineral potential of recent discoveries (Mozambique, Norway, Ghana and Indonesia) and invest large amounts on developing growing areas and maintaining field plateaus in mature basins. Other investment initiatives will target the completion of the EST project in the refining business, strengthening selected petrochemicals plants and the continued upgrading of the Saipem vessels and rigs. The ratio of net borrowings to total equity – leverage – is expected to improve from the level achieved at the end of 2011, assuming a Brent price of $117 a barrel and the positive impacts of the ongoing divestments.

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Update on Eni proposal to the Italian Ministry for the Environment for a global transaction on certain environmental issues

On January 26, 2011, the Company filed a proposal with the Italian Ministry for the Environment to enter into a global transaction on certain environmental issues as per Article 2 of Law Decree 208/2008.
Pursuant to the above mentioned legislation, the High Institute for the environmental protection and safety (ISPRA) and the Evaluator Commission for investment supporting planning and management of environmental activities (COVIS), Italian administrative bodies, are reviewing the proposal. The parent company Eni SpA also on behalf of other Group companies (including in particular Syndial) filed a proposal with the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest (Priolo, Napoli Orientale, Brindisi, Pieve Vergonte, Cengio, Crotone, Mantova, Porto Torres and Gela) where the Group companies have started, as guiltless owners of a number of industrial areas, environmental restoration and clean-up activities. The proposal includes a definition of a number of pending proceedings relating to clean-up issues and environmental damage.
Briefly, Eni and its subsidiaries through the proposal:
• commit to execute environmental investments amounting to euro 600 million as provided by the 2011-2014 industrial plan in order to achieve higher levels of efficiency and energy sustainability of their plants;
• reaffirm their commitment to carry out a number of projects to clean up and restore proprietary or concession areas in the above mentioned sites with overall expenditures amounting to euro 1,250 million;
• pledge to pay the Ministry for the Environment a contribution in cash amounting to euro 450 million in view of executing clean-up and remediation works in public areas next to Eni and its subsidiaries proprietary areas;
• give certain proprietary areas to interested public administrations for free in order to pursue certain local development projects. Areas are yet to be identified.
As a result of the filing of the proposal of global transaction following thorough and extended contacts with the public bodies, Eni took a charge amounting to euro 1,109 million to the environmental provision in its 2010 consolidated accounts. In case of finalization of the global transaction, the payment of the accrued provision will be made progressively according to the achievement of executive agreements for each site.

Transactions with related parties

In the first half of 2012, Eni finalized a single transaction of major importance with related parties, as defined by Eni’s internal procedure and in application of the Consob Regulation No. 17221 of March 12, 2010, later modified by Decision No. 17389 of June 23, 2010. Such transaction referred to the agreement for the sale of 30% less one share of the outstanding shares of Snam SpA to Cassa Depositi e Prestiti SpA. Complete information about the transaction is disclosed in the Information Statement, published on June 6, 2012 (and available at the Eni website www.eni.com) in application of the Consob Regulation No. 11971 of May 14, 1999 and later additions and modifications. On June 15, 2012, Eni finalized the sale contract with Cassa Depositi e Prestiti SpA in accordance with the agreements indicated in the Information Statement.
In the ordinary course of its business Eni and its controlled entities enter into transactions with related parties regarding essentially the exchange of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries as well as the exchange of goods and provision of services with entities directly and indirectly owned or controlled by the Italian Government.

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Transactions with related parties were conducted in the interest of Eni companies and on an arm’s length basis. Under current applicable laws and regulations, Eni adopted internal procedures guaranteeing transparency and substantial and formal fairness of all transactions with related parties, performed by Eni or its subsidiaries.
Twice a year each member of the Board of Directors and Board of Statutory Auditors shall declare any transaction he or she entered with Eni SpA or its subsidiaries, and in any case he or she shall timely inform the CEO (or the Chairman, in the case of interests on the part of the CEO) of each transaction that the company plans to carry out and in which those member may have an interest; the CEO (or Chairman) shall inform other Directors and the Board of Statutory Auditors.
Note 33 to the Condensed Consolidated Financial Statements illustrates amounts related to commercial, financial and other transactions entered into with related parties and describes relevant operations as well as the economic and financial impacts on the balance sheet, the profit and loss and the statement of cash flows.
Companies subject to Eni’s management and coordination as per Article No. 2497 of the Italian Civil Code indicate the effect, motives and reasons and interests to be discussed when relevant management decisions are made that are influenced by their controlling entity in the paragraph: "Relations with controlling entity and with companies subject to its management and coordination".
In case of atypical or unusual transactions1 the Company shall disclose a description of said transaction, the effects it produces on its economic and financial position and, in case of transactions within the Group and with related parties also the interest of the company at the time of the finalization of said transaction.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the Consolidated Financial Statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:
-	as of June 30, 2012, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc and Eni Trading & Shipping Inc;
-	the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Subsequent events

Subsequent business developments are described in the operating review of each of Eni’s business segments and in the section "Disposals".
On July 16, 2012, the Extraordinary and Ordinary Shareholders' Meeting resolved to cancel 371,173,546 treasury shares and to authorize the Board of Directors to purchase – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni shares on the Mercato Telematico Azionario and up to a total amount of euro 6,000,000,000.00. For further details see Note No. 23 of the Notes to the consolidated financial statements.

(1)	i	According to Consob communication No. DEM/6064293 of July 28, 2006, "atypical or unusual transactions are those transactions that can give rise to doubts about the completeness and adequacy of financial information, conflicts of interest, protection of equity and non-controlling interest due to the importance/relevance of involved counterparties, object of the transaction, mode of determination of transfer prices and timing of events (nearing the closing of accounting periods)".

Contents

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).

Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

ROAE Return On Average Equity Is the return of Eni shareholders’ equity, calculated as the ratio between net income and equity, excluding non-controlling interest’s equity.

Coverage Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio Measures the capability of the company to repay short term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage Rating companies use the Debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.

Profit per boe Measures the return per oil and natural gas barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

Opex per boe Measures efficiency in the oil & gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.

Cash flow per boe Represents cash flow per each boe of hydrocarbon produced, less non-monetary items. Calculated as the ratio between Results of operations from E&P activities, net of depreciation, depletion, amortization and impairment and exploration expenses (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and volumes of oil and gas produced.

Finding & Development cost per boe Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves as well as additions of proved

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Eni Interim Consolidated Report / Glossary

reserves deriving from improve recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities - Oil & Gas Topic 932).

Oil and natural gas activities

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using the conversion rate of gas to 5,550 cubic feet of gas equals 1 barrel of oil.

Carbon Capture and Storage (CCS) technique of CO2 capture and storage through an integrated process that involves: (i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor.

Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.

Contents

Eni Interim Consolidated Report / Glossary

EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.

Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.

Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

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Eni Interim Consolidated Report / Glossary

Over/Underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.

Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.

Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.

Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.

Ship or pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

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Eni Interim Consolidated Report / Glossary

Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.

Take or pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Volatile organic compound (VOC) Fluid or vapor chemical compounds capable to evaporating easily at room temperature. Over 300 compounds fall in this category. Of these, most relevant are: aliphatic hydrocarbons, terpenes, aromatic hydrocarbons, halogenated hydrocarbons, alcohols, esters, ketones and aldehydes.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Sustainability

Carbon Disclosure Project (CDP) The Carbon Disclosure Project is an independent not-for-profit organization holding the largest database of primary corporate climate change information in the world. About three thousand organizations from 60 Countries in the world measure and disclose their greenhouse gas emissions and climate change strategies through this database.

Extractive Industries Transparency Initiative (EITI) Initiative started in 2003 by the British Government aimed at enhancing transparency of oil companies and governments by means of the regular publication of all material oil, gas and mining payments by companies to governments and all material revenues received by governments from oil, gas and mining companies.

Environmental, Social and Health Impact Assessment (ESHIA) Methodology used for assessing the potential environmental, socio-economic and health impact of design activities on population interested by such activities. It allows to identify strategies for the mitigation of any such impact.

Health Impact Assessment (HIA) Tool for assessing the impact on the health of populations of policies, plans and projects in various areas by means on quantitative, qualitative and participation techniques.

Human Rights Compliance Assessment (HRCA) Tool for the assessment of compliance with human rights international standards, prepared by the Danish Institute for Human Rights to help companies understand their responsibility in the question of respecting human rights in all their business activities. Experts of the institute prepared a self-assessment questionnaire for identifying behaviors and decisions that can impact human rights.

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Eni Interim Consolidated Report / Glossary

International Petroleum Industry Environmental Conservation Association (IPIECA) Global oil and gas industry association for environmental and social issues that represents the main communication channel with the United Nations. It supports the oil industry in improving its social and environmental performance.

Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Integrated system for the registration, evaluation and authorization of chemical substances and their potential impacts on both human health and the environment. The EU regulation introducing it was issued in 2007 for rationalizing and improving previous legislation on chemical substances in the European Union. Its main objective is to improve knowledge of dangers and risks deriving by existing (introduced before 1981) and new (after 1981) chemical substances and at the same time maintain and improve the competitivity and innovative capacity of the European chemical industry.

Social Impact Assessment (SIA) Methodology for examining the social impact of infrastructure projects and other development initiatives. It includes analysis, monitoring and management of the desired and undesired, positive and negative, social consequences of planned action (policies, plans, programs, projects) and any social change invoked by such actions.

World Business Council for Sustainable Development (WBCSD) Association located in Geneva, Switzerland, formed for supporting the private sector in pursuing economic growth through sustainable development. It is currently composed by some 200 international companies.

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Condensed consolidated interim financial statements

Contents
Eni Condensed consolidated interim financial statements / Financial statements

Balance sheet

Dec. 31, 2011	June 30, 2012

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents		1,500		4,640
Other financial assets available for sale	(4)	262		241
Trade and other receivables	(5)	24,595	1,496	24,605	1,346
Inventories	(6)	7,575		7,900
Current tax assets		549		307
Other current tax assets		1,388		1,057
Other current assets	(7)	2,326	2	1,944
		38,195		40,694
Non-current assets
Property, plant and equipment	(8)	73,578		64,188
Inventory - compulsory stock		2,433		2,431
Intangible assets	(9)	10,950		6,021
Equity-accounted investments	(10)	5,843		6,549
Other investments	(10)	399		309
Other financial assets	(11)	1,578	704	1,315	731
Deferred tax assets	(12)	5,514		5,067
Other non-current receivables	(13)	4,225	3	3,942	16
		104,520		89,822
Discontinued operations and assets held for sale	(22)	230		19,999	132
TOTAL ASSETS		142,945		150,515
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	(14)	4,459	503	3,947	532
Current portion of long-term debt	(18)	2,036		3,024
Trade and other payables	(15)	22,912	1,446	19,873	1,051
Income taxes payable	(16)	2,092		1,839
Other taxes payable		1,896		2,805
Other current liabilities	(17)	2,237		2,027
		35,632		33,515
Non-current liabilities
Long-term debt	(18)	23,102		24,983
Provisions for contingencies	(19)	12,735		13,300
Provisions for employee benefits		1,039		970
Deferred tax liabilities	(20)	7,120		6,954
Other non-current liabilities	(21)	2,900		2,374
		46,896		48,581
Liabilities directly associated with discontinued operations and assets held for sale	(22)	24		4,845	29
TOTAL LIABILITIES		82,552		86,941
SHAREHOLDERS' EQUITY	(23)
Non-controlling interest		4,921		5,029
Eni shareholders' equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		49		33
Other reserves		53,195		57,415
Treasury shares		(6,753)		(6,752)
Interim dividend		(1,884)
Net profit		6,860		3,844
Total Eni shareholders' equity		55,472		58,545
TOTAL SHAREHOLDERS' EQUITY		60,393		63,574
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		142,945		150,515

Contents
Eni Condensed consolidated interim financial statements / Financial statements

Profit and loss account

First half 2011	First half 2012

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES
Net sales from operations	(26)	52,526	1,384	63,203	1,835
Other income and revenues		591	17	751	26
		53,117		63,954
OPERATING EXPENSES	(27)
Purchases, services and other		37,804	2,806	46,249	2,996
- of which non-recurring charge (income)		69
Payroll and related costs		2,086	16	2,275	11
OTHER OPERATING (EXPENSE) INCOME		(12)	12	(372)	8
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS		4,028		5,741
OPERATING PROFIT		9,187		9,317
FINANCE INCOME (EXPENSE)	(28)
Finance income		2,857	26	6,210	22
Finance expense		(3,471)	(1)	(6,630)	(2)
Derivative financial instruments		225		(200)
		(389)		(620)
INCOME (EXPENSE) FROM INVESTMENTS	(29)
Share of profit (loss) of equity-accounted investments		255		342
Other gain (loss) from investments		439		1,052
		694		1,394
PROFIT BEFORE INCOME TAXES		9,492		10,091
Income taxes	(30)	(5,016)		(6,053)
Net profit for the period - Continuing operations		4,476		4,038
Net profit (loss) for the period - Discontinued operations		(17)	208	259	127
Net profit for the period		4,459		4,297
Attributable to Eni
Continuing operations		3,811		3,700
Discontinued operations		(10)		144
		3,801		3,844
Attributable to non-controlling interest
Continuing operations		665		338
Discontinued operations		(7)		115
		658		453
Earnings per share attributable to Eni (euro per share)	(31)
Basic		1.05		1.06
Diluted		1.05		1.06
Earnings per share - Continuing operations (euro per share)	(31)
Basic		1.05		1.02
Diluted		1.05		1.02

Contents
Eni Condensed consolidated interim financial statements / Financial statements

Statement of comprehensive income

(euro million)	Note	First half 2011	First half 2012

Net profit for the period		4,459	4,297
Other items of comprehensive income
Foreign currency translation differences		(2,374)	1,147
Change in the fair value of cash flow hedging derivatives	(23)	120	(25)
Change in the fair value of available-for-sale financial instruments	(23)	(6)	8
Share of "Other comprehensive income" on equity-accounted entities		5	8
Taxation	(23)	(48)	8
Total other items of comprehensive income		(2,303)	1,146
		2,156	5,443
Attributable to
Eni		1,549	4,962
Non-controlling interest		607	481
		2,156	5,443

Contents
Eni Condensed consolidated interim financial statements / Financial statements
Statements of changes in shareholders’ equity
Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2010	4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728
Net profit for the first half of 2011											3,801	3,801	658	4,459
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of the tax effect				71								71		71
Change in the fair value of available-for-sale securities net of the tax effect					(5)							(5)		(5)
Share of "Other comprehensive income" on equity-accounted entities						2						2	3	5
Foreign currency translation differences							(2,200)		(120)			(2,320)	(54)	(2,374)
				71	(5)	2	(2,200)		(120)			(2,252)	(51)	(2,303)
Comprehensive income for the period				71	(5)	2	(2,200)		(120)		3,801	1,549	607	2,156
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2010 interim dividend of euro 0.50 per share)										1,811	(3,622)	(1,811)		(1,811)
Dividend distribution of other companies													(397)	(397)
Payments by minority shareholders													27	27
Allocation of 2010 net profit									2,696		(2,696)
Acquisition of non-controlling interest relating to Altergaz SA and Tigaz Zrt						25			(28)			(3)	(5)	(8)
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam SpA						(3)						(3)	3
Treasury shares sold following the exercise of stock options exercised by Eni managers			(2)					2	2			2		2
Treasury shares sold following the exercise of stock options by Saipem and Snam managers									4			4	9	13
			(2)			22		2	2,674	1,811	(6,318)	(1,811)	(363)	(2,174)
Other changes in shareholders’ equity
Cost related to stock option									2			2		2
Stock option expired									(6)			(6)		(6)
Other changes									2			2	(4)	(2)
									(2)			(2)	(4)	(6)
Balance at June 30, 2011	4,005	959	6,754	(103)	(8)	1,542	(1,661)	(6,754)	42,407		3,801	50,942	4,762	55,704
Net profit for the second half of 2011											3,059	3,059	285	3,344
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of the tax effect				152								152		152
Share of "Other comprehensive income" on equity-accounted entities						(14)						(14)	(4)	(18)
Foreign currency translation differences							3,200		151			3,351	54	3,405
				152		(14)	3,200		151			3,489	50	3,539
Comprehensive income for the period				152		(14)	3,200		151		3,059	6,548	335	6,883
Transactions with shareholders
Interim dividend distribution of Eni SpA (euro 0.52 per share)										(1,884)		(1,884)		(1,884)
Dividend distribution of other companies													(174)	(174)
Payments to minority shareholders													(1)	(1)
Acquisition of non-controlling interest relating to Altergaz SA and Tigaz Zrt						(119)			3			(116)	(2)	(118)
Effect related to the purchase of Italgas SpA and Stoccaggi Gas Italia SpA by Snam SpA						(2)						(2)	2
Treasury shares sold following the exercise of stock options exercised by Eni managers			(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem and Snam managers						14			(14)				4	4
Non-controlling interest excluded following the sale of Acqua Campania SpA and the divestment of the control stake in the share capital of Petromar Lda													(10)	(10)
			(1)			(107)		1	(10)	(1,884)		(2,001)	(181)	(2,182)
Other changes in shareholders’ equity
Stock option expired									(1)			(1)		(1)
Other changes									(16)			(16)	5	(11)
									(17)			(17)	5	(12)
Balance at December 31, 2011	(23)	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393

Contents
Eni Condensed consolidated interim financial statements / Financial statements continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the period	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2011	(23)	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393
Net profit for the first half of 2012												3,844	3,844	453	4,297
Other items of comprehensive income
Change in the fair value of cash flow hedge derivatives net of the tax effect	(23)				(16)								(16)		(16)
Change in the fair value of available-for-sale securities net of the tax effect	(23)					7							7		7
Share of "Other comprehensive income" on equity-accounted entities							7						7	1	8
Foreign currency translation differences								1,120					1,120	27	1,147
					(16)	7	7	1,120					1,118	28	1,146
Comprehensive income for the period					(16)	7	7	1,120				3,844	4,962	481	5,443
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.52 per share in settlement of 2011 interim dividend of euro 0.52 per share)											1,884	(3,768)	(1,884)		(1,884)
Dividend distribution of other companies														(391)	(391)
Allocation of 2011 net profit										3,092		(3,092)
Effect related to the purchase of Italgas SpA and Stoccaggi Gas SpA by Snam SpA							(2)						(2)	2
Acquisition of non-controlling interest relating to Altergaz SA							(4)						(4)	2	(2)
Treasury shares sold following the exercise of stock options exercised by Eni managers				(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem managers							6						6	16	22
				(1)					1	3,093	1,884	(6,860)	(1,883)	(371)	(2,254)
Other changes in shareholders’ equity
Other changes										(6)			(6)	(2)	(8)
										(6)			(6)	(2)	(8)
Balance at June 30, 2012	(23)	4,005	959	6,752	33	(1)	1,428	2,659	(6,752)	45,618		3,844	58,545	5,029	63,574

Contents
Eni Condensed consolidated interim financial statements / Financial statements

Statement of cash flows

(euro million)	Note	First half 2011	First half 2012

Net profit of the period - Continuing operations		4,476	4,038
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	(27)	3,763	4,577
Impairments of tangible and intangible assets, net	(27)	265	1,164
Share of (profit) loss of equity-accounted investments	(29)	(255)	(342)
Gain on disposal of assets, net		(34)	(370)
Dividend income	(29)	(437)	(156)
Interest income		(49)	(48)
Interest expense		360	420
Income taxes	(30)	5,016	6,053
Other changes		(42)	(898)
Changes in working capital:
- inventories	(840)	(621)
- trade receivables	1,980	605
- trade payables	(1,503)	(1,098)
- provisions for contingencies	(20)	331
- other assets and liabilities	318	490
Cash flow from changes in working capital		(65)	(293)
Change in the provisions for employee benefits		(12)	16
Dividends received		416	474
Interest received		4	25
Interest paid		(555)	(542)
Income taxes paid, net of tax receivables received		(4,461)	(5,778)
Net cash provided by operating activities - Continuing operations		8,390	8,340
Net cash provided by operating activities - Discontinued operations		206	82
Net cash provided by operating activities		8,596	8,422
- of which with related parties	(33)	(963)	(515)
Investing activities:
- tangible assets	(8)	(5,871)	(5,086)
- intangible assets	(9)	(744)	(1,054)
- consolidated subsidiaries and businesses		(22)	(178)
- investments	(10)	(106)	(128)
- securities		(40)
- financing receivables		(620)	(608)
- change in payables and receivables in relation to investing activities and capitalized depreciation		60	(305)
Cash flow from investing activities		(7,343)	(7,359)
Disposals:
- tangible assets		85	727
- intangible assets		8	30
- consolidated subsidiaries and businesses		1	(2)
- investments		9	19
- securities		52	32
- financing receivables		518	332
- change in payables and receivables in relation to disposals		110	(361)
Cash flow from disposals		783	777
Net cash used in investing activities		(6,560)	(6,582)
- of which with related parties	(33)	(571)	(666)

Contents
Eni Condensed consolidated interim financial statements / Financial statements continued Statement of cash flows

(euro million)	Note	First half 2011	First half 2012

Proceeds from long-term debt		3,050	4,812
Repayments of long-term debt		(1,057)	(681)
Increase (decrease) in short-term debt		(1,880)	(554)
		113	3,577
Net capital contributions by non-controlling interest		27
Net acquisition of treasury shares different from Eni SpA		13	22
Acquisition of additional interests in consolidated subsidiaries		(8)	(4)
Dividends paid to Eni's shareholders		(1,811)	(1,884)
Dividends paid to non-controlling interest		(397)	(414)
Net cash used in financing activities		(2,063)	1,297
- of which with related parties	(33)	179	17
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(7)	(6)
Effect of exchange rate changes on cash and cash equivalents and other changes		(41)	9
Net cash flow for the period		(75)	3,140
Cash and cash equivalents - beginning of period		1,549	1,500
Cash and cash equivalents - end of period		1,474	4,640

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Notes to the condensed consolidated
interim financial statements

1 Basis of presentation

The Condensed Consolidated Interim Financial Statements of Eni Group have been prepared in accordance with IAS 34 "Interim Financial Reporting". The statements are the same adopted in the Annual Report 2011, except for the presentation of Snam Group as discontinued operations due to the agreement for the sale of 30% less one share of the outstanding shares of Snam SpA to Cassa Depositi e Prestiti SpA. After the disposal, Eni will exit the regulated businesses in Italy. For additional detail of items presented as discontinued operations, reference should be made to the note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the same principles of consolidation and measurement criteria described in the Annual Report 2011. The measurement criteria related to equity method have been updated in order to clarify that the changes in the equity of investees accounted for using the equity method, not arising from the profit or loss or from the other comprehensive income, are recognized in the investor’s profit or loss account, as they represent, basically, a gain or loss from a disposal of an interest of the investee’s equity. The report includes selected explanatory notes.
Current income taxes have been calculated based on the estimated taxable profit of the interim period. Current tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the tax authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.
The Condensed Consolidated Interim Financial Statements at June 30, 2012, were approved by Eni’s Board of Directors on July 31, 2012. A limited review has been carried out by the independent auditor Reconta Ernst & Young SpA; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.
Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Use of accounting estimates

For a description of the accounting estimates used see the Annual Report 2011.

3 Recent accounting principles

As regards the recent accounting principles, in addition to those indicated in the Annual Report 2011, the main pronouncements issued by IASB and not yet been endorsed by European Union are indicated hereinafter.
On June 28, 2012 the IASB issued the document "Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)", which provides some clarifications and relieves on the transition requirements of IFRS 10, IFRS 11 and IFRS 12. The provisions shall be applied for annual periods beginning on or after January 1, 2013.
On May 17, 2012 the IASB issued the document "Annual Improvements to IFRSs 2009-2011 Cycle", which includes, basically, technical and editorial changes to existing standards. The provisions shall be applied for annual periods beginning on or after January 1, 2013.
Eni is currently reviewing these principles to determine the likely impact on the Group’s results.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Current assets

4 Other financial assets available for sale

(euro million)	Dec. 31, 2011	June 30, 2012

Securities held for operating purposes
Listed bonds issued by sovereign states	173	168
Listed securities issued by financial institutions	47	37
Non-quoted securities	5	5
	225	210
Securities held for non-operating purposes
Listed bonds issued by sovereign states	16	17
Listed securities issued by financial institutions	21	14
	37	31
	262	241

Securities of euro 241 million (euro 262 million at December 31, 2011) were available-for-sale securities.
At June 30, 2012, bonds issued by sovereign states amounted to euro 185 million (euro 189 million at December 31, 2011). A break-down by country is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date

Fixed rate bonds
Belgium	27	29	0.41-4.25	2012-2020
Portugal	24	19	3.35-5.45	2013-2019
Italy	22	22	2.08-4.25	2012-2015
United States of America	16	16	2.00-3.13	2012-2019
Austria	14	15	3.40-3.50	2014-2015
Spain	14	13	3.30-4.10	2014-2018
Netherlands	12	13	4.00-4.25	2013-2016
Germany	10	11	3.25-4.25	2014-2015
France	10	10	4.00	2013-2014
Slovakia	9	10	0.50-4.90	2014-2017
Finland	6	6	1.25-4.25	2012-2015
Sweden	2	2	5.38	2012
Floating rate bonds
Italy	17	17		2012-2034
Belgium	2	2		2012
	185	185

Securities held for operating purposes of euro 210 million (euro 225 million at December 31, 2011) were designed to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd for euro 205 million (euro 220 million at December 31, 2011).
The effects of the valuation at fair value of securities are given in note 23 – Shareholders’ equity.
The fair value of securities was essentially estimated basing on quoted market prices.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

5 Trade and other receivables

(euro million)	Dec. 31, 2011	June 30, 2012

Trade receivables	17,709	16,378
Financing receivables:
- for operating purposes - short-term	468	432
- for operating purposes - current portion of long-term receivables	162	204
- for non-operating purposes	28	374
	658	1,010
Other receivables:
- from disposals	169	227
- other	6,059	6,990
	6,228	7,217
	24,595	24,605

The decrease in trade receivables of euro 1,331 million primarily related to the Gas & Power segment (euro 383 million), to the Engineering & Construction segment (euro 276 million). Such decrease was partially offset by the increase in the Exploration & Production segment (euro 266 million). The decrease comprised the reclassification to discontinued operations of euro 976 million. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
Receivables are stated net of the valuation allowance for doubtful accounts:

(euro million)	Value at Dec. 31, 2011	Additions	Deductions	Other changes	Value at June 30, 2012

Trade receivables	1,067	89	(42)	(12)	1,102
Financing receivables	6				6
Other receivables	578	1	(1)	11	589
	1,651	90	(43)	(1)	1,697

Additions and deductions to the allowance reserve for doubtful accounts amounted to euro 89 million and euro 42 million, respectively, and primarily related to the Gas & Power segment (euro 70 million and euro 27 million, respectively).
During the course of the first half of 2012, Eni transferred to factoring institutions certain trade receivables without recourse due by June 30, 2012 for euro 1,605 million of which euro 1,588 million without notification (euro 1,779 million as not notification at December 31, 2011, due within 2012). Transferred receivables mainly related to the Refining & Marketing segment (euro 1,266 million) and to the Gas & Power segment (euro 263 million), the Chemical segment (euro 43 million) and the Engineering & Construction segment (euro 33 million). Following the contractual arrangements with the financing institutions, Eni collects the sold receivables and transfers the collected amounts to the respective institutions. Furthermore, the Engineering & Construction transferred without notification certain trade receivables without recourse due by June 30, 2012 for euro 308 million through the Eni’s company Serfactoring SpA (euro 188 million at December 31, 2011, due by 2012).
Receivables associated with financing operating activities of euro 636 million (euro 630 million at December 31, 2011) included loans made to unconsolidated subsidiaries, joint ventures and associates for euro 308 million (euro 345 million at December 31, 2011), cash deposits to hedge the loss provision made by Eni Insurance Ltd for euro 293 million (euro 250 million at December 31, 2011) and receivables for financial leasing for euro 28 million (euro 31 million at December 31, 2011).
Receivables not related to operating activities amounted to euro 374 million (euro 28 million at December 31, 2011) and essentially related to deposits in escrow of Eni Trading & Shipping SpA with Citigroup Global Markets Ltd for euro 336 million and to receivables of the Engineering & Construction segment for euro 29 million (euro 28 million at December 31, 2011).

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Other receivables related to divesting activities of euro 227 million (euro 169 million at December 31, 2011) included the current portion of certain non-current receivables related to the divestment of a 1.71% interest in the Kashagan project for euro 124 million and the divestment of a 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest) to the Kazakh partner KazMunaiGas for euro 79 million. A description of both transactions is reported in note 13 – Other non-current receivables.
Other receivables of euro 6,990 million (euro 6,059 million at December 31, 2011) included receivables for euro 526 million (euro 504 million at December 31, 2010) relating the recovery of costs incurred to develop an oil&gas project in the Exploration & Production segment. The receivable amount is currently undergoing arbitration procedure.
Receivables with related parties are described in note 33 – Transactions with related parties.
Because of the short-term maturity and the terms of return of trade receivables, the fair value approximated their carrying amount.

6 Inventories

Dec. 31, 2011	June 30, 2012

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total

Raw and auxiliary materials and consumables	892	172		1,722	2,786	719	175		1,716	2,610
Products being processed and semi finished products	127	25		1	153	97	18		1	116
Work in progress			869		869			1,693		1,693
Finished products and goods	2,892	804		71	3,767	2,520	928		33	3,481
	3,911	1,001	869	1,794	7,575	3,336	1,121	1,693	1,750	7,900

Changes in inventories and in the loss provision were as follows:

(euro million)	Carrying amount at the beginning of the year	Additions	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the year

December 31, 2011
Gross carrying amount	6,694	1,069			(20)	38	(20)	7,761
Loss provision	(105)		(94)	20		(2)	(5)	(186)
Net carrying amount	6,589	1,069	(94)	20	(20)	36	(25)	7,575
June 30, 2012
Gross carrying amount	7,761	506				74	(236)	8,105
Loss provision	(186)		(150)	69		(2)	64	(205)
Net carrying amount	7,575	506	(150)	69		72	(172)	7,900

Changes of the period amounting to euro 506 million were related to an increase in the Engineering & Construction segment (euro 863 million) partially offset by a decrease in the Refining & Marketing segment (euro 365 million). Increased loss provisions amounting to euro 150 million were mainly recorded in the Refining & Marketing segment (euro 118 million) and in the Chemical segment (euro 24 million). Other changes of euro 172 million comprised the reclassification to discontinued operations of euro 207 million. More information is disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

7 Other current assets

(euro million)	Dec. 31, 2011	June 30, 2012

Fair value of non-hedging and trading derivatives	1,562	1,374
Fair value of cash flow hedge derivatives	157	46
Other current assets	607	524
	2,326	1,944

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods commonly used on the marketplace.
Fair values of non-hedging and trading derivatives of euro 1,374 million (euro 1,562 million at December 31, 2011) consisted of: (i) euro 1,372 million (euro 1,450 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 2 million (euro 112 million at December 31, 2011) of commodity trading derivatives entered by the Gas & Power segment in order to optimize the economic margin as provided by the new risk management strategy.
Fair value of cash flow hedge derivatives of euro 46 million (euro 157 million at December 31, 2011) pertained to the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated to highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by June 30, 2013 is disclosed in note 17 – Other current liabilities; positive and negative fair value of contracts expiring beyond June 30, 2013 is disclosed in note 13 – Other non-current receivables and in note 21 – Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in note 23 – Shareholders’ equity and in note 27 – Operating expenses.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Non-current assets

8 Property, plant and equipment

(euro million)	Gross value at Dec. 31, 2011	Provisions for depreciation and impairments at Dec. 31, 2011	Net value at Dec. 31, 2011	Investments	Depreciation	Impairments	Currency translation differences	Reclassification of discontinued operations and assets held for sale	Other changes	Net value at June 30, 2012	Gross value at June 30, 2012	Provisions for depreciation and impairments at June 30, 2012

Property, plant and equipment	153,863	80,285	73,578	5,086	(3,497)	(316)	1,290	(12,512)	559	64,188	141,939	77,751

Capital expenditures of euro 5,086 million (euro 5,871 million in the first half of 2011) essentially related to the Exploration & Production segment for euro 3,613 million (euro 4,195 million in the first half of 2011), the Engineering & Construction segment for euro 540 million (euro 549 million in the first half of 2011), the Refining & Marketing segment for euro 288 million (euro 314 million in the first half of 2011), the Gas & Power segment for euro 58 million (euro 44 million in the first half of 2011) and Other activities – Snam for euro 350 million (euro 492 million in the first half of 2011).
The break-down of impairments losses recorded in the first half of 2012 amounting to euro 316 million (euro 264 million in the first half 2011) and the associated tax effect is provided below:

(euro million)	First half 2011	First half 2012

Impairment
Exploration & Production	141	91
Refining & Marketing	37	193
Chemicals	70	8
Other segments	16	24
	264	316
Tax effect
Exploration & Production	52	33
Refining & Marketing	14	81
Chemicals	20	3
Other segments	1	2
	87	119
Impairment net of the relevant tax effect
Exploration & Production	89	58
Refining & Marketing	23	112
Chemicals	50	5
Other segments	15	22
	177	197

In assessing whether impairment is required, the carrying value of an item of property, plant and equipment is compared with its recoverable amount. The recoverable amount is the higher between an asset’s fair value less costs to sell and its value-in-use. Given the nature of Eni’s activities, information on asset fair value is usually difficult to obtain unless negotiations with a potential buyer are ongoing. Therefore, the recoverability is verified by using the value-in-use which is calculated by discounting the estimated cash flows arising from the continuing use of an asset. The valuation is carried out for individual asset or for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit - CGU). In the first half of 2012, the composition of Group’s cash generating units has remained unchanged from the Annual Report 2011 (see note 14 – Property, plant and equipment of the Annual Report 2011). The recoverable amount is calculated by discounting the estimated cash flows deriving from the use of the CGU and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

Cash flows are calculated based on reasonable and supportable assumptions that represent management’s best estimates of the range of economic conditions that will exist over the remaining useful life of the CGU. Management based the first four years (2013-2016) of cash flow projections for each CGU on the Company’s four-year plan (2012-2015) as updated to reflect ongoing business trends at the date of the preparation of the 2012 interim report. The updated four-year plan provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates. Beyond the four-year plan horizon, cash flow projections are based on management’s long-term assumptions regarding the main macroeconomic variables (inflation rates, commodity prices, etc.) and along a time horizon which considers the following factors: (a) for the oil&gas CGUs, the residual life of the reserves and the associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment and Chemical segment, the economical and technical life of plants and equipment and associated projections of operating costs, expenditures to support plant efficiency and refining and marketing margins and normalized operating results plus depreciation; and (c) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year of the plan is used assuming a nominal growth rate ranging from 0% to 2%. Commodity prices are estimated on the basis of the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes and capital budget allocation. In preparing the 2012 interim report, management revised its long-term price assumption for the benchmark Brent crude oil at 90 dollar-a-barrel, up from 85 dollar-a-barrel which was used in the impairment review of the Annual Report 2011 and in the financial projections of the industrial plan 2012-2015.
Values-in-use are determined by discounting post-tax cash flows at a rate which corresponds for the Exploration & Production, Refining & Marketing and Chemical segments to the Company’s weighted average cost of capital net of the risk premium attributable to Saipem and the Gas & Power segment on an exclusive basis, which is subjected to autonomous assessment, and adjusted to consider risks specific to each Country of activity (adjusted post-tax WACC). Adjusted WACC used for impairment purposes in the 2012 Interim Consolidated Financial Report ranged from 7.5% to 12.5% and was consistent with that used in the impairment test of the Annual Report 2011. Certain factors contributed to lower the adjusted WACC used by Eni, including a lowered market risk premium for the Eni share and management’s projections of a reduction in the cost of borrowings to the Group driven by expected lower benchmark rates and lower corporate spreads over the next four years. Those positive factors were absorbed by the projection of rising yields on Italian treasuries which are used as benchmark risk-free assets. Post-tax cash flows and discount rates have been adopted as they result in an assessment that is substantially equal to a pre-tax assessment.
The amount of impairment losses recorded in the Refining & Marketing segment of euro 193 million reflected management’s expectations of a reduced profitability outlook due to continuing weak trading conditions in the refining business negatively affected by rising feedstock costs, higher costs for energy utilities which are indexed to the price of crude oil, excess capacity and anticipated poor demand for fuels on the back of the economic downturn. Based on these drivers, management recognized impairment losses at the Company’s refining plants by adjusting their book value to their lower values-in-use considering expectations of unprofitable margins in the short and medium term. The largest impairment loss was recorded at a CGUs which was tested for impairment using a post-tax discount rate of 8%, corresponding to a pre-tax discount rate of 10.2%.
In the Exploration & Production segment asset impairment charges amounted to euro 91 million which primarily related to oil and gas properties in the USA as a result of a changed price environment for gas and downward reserve revisions.
Foreign currency translation differences of euro 1,290 million were primarily related to translation of entities accounts denominated in US dollar (euro 1,071 million).
The reclassification of discontinued operations and assets held for sale of euro 12,512 million related to discontinued operations for euro 12,249 million and for euro 263 million to assets held for sale of which euro 250 million relating to certain non-strategic assets of the Exploration & Production segment. Discontinued

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
Other changes of euro 559 million comprised: (i) the initial recognition and change in the estimated amount of the costs for dismantling and restoring sites for euro 660 million, referring for euro 596 million to the Exploration & Production segment; (ii) the change in the scope of consolidation of euro 12 million following the finalization of the 100% acquisition of Nuon Belgium NV and Nuon Power Generation Walloon NV, companies marketing gas and electricity mainly to residential and professional customers in Belgium; (iii) the sale of the 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest) for a nominal value of euro 162 million. More information is disclosed in note 13 – Other non-current receivables.
Unproved mineral interests included in tangible assets are presented below:

(euro million)	Value at Dec. 31, 2011	Impairments	Reclassification to proved mineral interest	Other changes and currency translation differences	Value at June 30, 2012

Congo	1,280		(1)	36	1,315
Nigeria	758			21	779
Turkmenistan	635			18	653
Algeria	485		(15)	13	483
USA	217	(18)	(33)	38	204
Others	121		(3)	2	120
	3,496	(18)	(52)	128	3,554

Contractual commitments related to the purchase of property, plant and equipment are included in the section "Risk factors and uncertainties" of the "Operating and Financial Review".

9 Intangible assets

(euro million)	Gross value at Dec. 31, 2011	Provisions for amortization and impairments at Dec. 31, 2011	Net value at Dec. 31, 2011	Investments	Amortization	Impairments	Changes in the scope of consolidation	Currency translation differences	Reclassification of discontinued operations	Other changes	Net value at June 30, 2012	Gross value at June 30, 2012	Provisions for amortization and impairments at June 30, 2012

Intangible assets with finite useful lives	15,624	8,697	6,927	1,054	(1,083)	(1)	49	23	(3,830)	(86)	3,053	9,504	6,451
Intangible assets with indefinite useful lives
Goodwill			4,023			(849)	94	14	(314)		2,968
			10,950	1,054	(1,083)	(850)	143	37	(4,144)	(86)	6,021

Capital expenditures of euro 1,054 million (euro 744 million in the first half of 2011) included exploration drilling expenditures of the Exploration & Production segment which were fully amortized as incurred for euro 825 million (euro 469 million in the first half of 2011). Amortization of euro 1,083 million (euro 782 million in the first half of 2011) included the amortization of license acquisition costs for euro 78 million (euro 107 million in the first half of 2011).

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

The carrying amount of goodwill at the end of the year was euro 2,968 million (euro 4,023 million at December 31, 2011) net of cumulative impairments amounting to euro 1,580 million (euro 726 million). The break-down by operating segment is as follows:

(euro million)	Dec. 31, 2011	June 30, 2012

Gas & Power (*)	2,531	1,781
Engineering & Construction	749	750
Exploration & Production	270	277
Refining & Marketing	159	160
Other activities - Snam (*)	314
	4,023	2,968

i	i	i
(*)	i	As a consequence of the announced divestment plan, the results of Snam has been reclassified from the "Gas & Power" segment to the "Other activities" segment and presented in the discontinued operations.

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The CGUs of the Gas & Power segment are represented by such commercial business units whose cash flows are largely interdependent and therefore benefit from acquisition synergies. The recoverable amounts of the CGUs are determined by discounting the future cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from their disposal at the end of the useful life.
Cash flows are calculated based on reasonable and supportable assumptions that represent management’s best estimates of the range of economic conditions that will exist over the remaining useful life of the CGU. Management based its cash flow projections on the Company’s four-year plan and long-term market scenario as updated to reflect ongoing business trends at the date of the preparation of the 2012 interim report and the most recent forward prices for energy commodities prevailing in the marketplace at the date of the interim report (see note 8 – Property, plant and equipment).
Value-in-use is determined by discounting post-tax cash flows at the rate which corresponds: (i) for the Exploration & Production, Refining & Marketing and Chemical segments to the Company’s weighted average cost of capital net of the risk factor attributable to Saipem and to the G&P segment on an exclusive basis, which is subjected to autonomous assessment, and adjusted to consider risks specific to each Country of activity (adjusted post-tax WACC). Adjusted WACC used for impairment purposes in the 2012 Interim Consolidated Financial Report ranged from 7.5% to 12.5% and were consistent with those used for the impairment test of the Annual Report 2011; (ii) the impairment test rate for the Gas & Power segment was estimated on the basis of a sample of comparable companies in the utility industry. The impairment test rate for the Engineering & Construction segment was derived from market data. Rates used in the Gas & Power segment were adjusted to take into consideration risks specific to each Country of activity, while rates used in the Engineering & Construction segment did not reflect any Country risks as most of the company assets are not permanently located in a specific Country. Adjusted WACC used for impairment purposes in the 2012 Interim Consolidated Financial Report ranged from 7% to 8% for the Gas & Power segment and amounted to 8.5% for the Engineering & Construction segment and were consistent with those used for the impairment test of the Annual Report 2011.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.

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Goodwill has been allocated to the following CGUs:

Gas & Power segment

(euro million)	Dec. 31, 2011	June 30, 2012

Domestic gas market	767	767
Foreign gas market	1,763	1,014
- of which European market	1,668	913
Other	1
	2,531	1,781

Goodwill allocated to the CGU domestic market was recognized when allocating the cost of the buy-out of Italgas SpA minorities in 2003 through a public offering (euro 706 million). Such CGU engages in supplying gas to residential customers and small businesses. The impairment review performed at the balance sheet date confirmed the recoverability of the allocated goodwill.
Goodwill allocated to the CGU European market was mainly recognized upon the purchase price allocation of the Distrigas business combination in 2009 and the Altergaz acquisition in France in 2012. The CGU comprises Distrigas marketing activities, Altergaz marketing activities and those activities managed by the Gas & Power Division of the parent company Eni SpA, which includes marketing activities in France, Germany, Benelux, UK, Switzerland and Austria. Those business units jointly benefited from the business combination synergies. In the first half of 2012 such goodwill increased by euro 94 million as a consequence of the preliminary allocation of the goodwill deriving from the finalization of the 100% acquisition of Nuon Belgium NV and Nuon Power Generation Walloon NV, companies marketing gas and electricity mainly to residential and professional customers in Belgium. In testing the recoverability of the CGU carrying amount at the balance sheet date, management recognized an impairment loss amounting to euro 849 million considering a reduced profitability outlook for the gas business over the short to medium-term. The impairment loss was entirely attributed to goodwill allocated to the CGU.
The key assumptions adopted in assessing future cash flow projections of both the CGUs domestic market and European market included marketing margins, forecast sales volumes, the discount rate and the growth rates adopted to determine the terminal value. The determination of the value-in-use was based on the economic and financial projections of the four year plan used in the assessments made on the occasion of the annual report which have been updated to consider ongoing business trends in the European gas market as of the date of preparation of the interim report as of June 30, 2012. Those updates pointed to continuing weak market conditions due to a sharp contraction in gas demand on the back of the economic downturn. Reduced selling opportunities have been forcing gas operators to aggressively compete on pricing in the light of steady supplies, the development of highly liquid spot markets and minimum take obligations provided by take-or-pay purchase contracts. These trends are expected to negatively affect future results of operations and cash flows of Eni’s gas business in the future years. Particularly, the main driver behind the impairment loss at the CGU European market is the ongoing pressure on unit margins as a result of a decoupling in trends of oil-linked gas purchase costs provided in Eni’s long-term gas supply contracts and weak spot prices recorded at European hubs driven by demand and supply, which have become a prevailing reference benchmark for selling prices, and by reduced sales opportunity. In respect of the four-year plan adopted in the preparation of the Annual Report 2011, management updated the cash flow projections of the CGU European market in this interim report for 2012 as follows: (i) unit margins have been reduced by approximately 50% in the reference four-year period; (ii) the perpetuity growth rate has been set at zero, unchanged form the previous impairment test; (iii) the discount rate has been assumed at 7.5%, unchanged from 2011.
Cash flows projections of both the CGU European market and domestic market were estimated factoring in the economic and financial effects of a new round of renegotiations of the Company’s main gas supply contracts, following those finalized by the first quarter of 2012.
The terminal values of the CGUs European market and domestic market were estimated based on the perpetuity method of the last year of the four-year period normalized assuming a long-term nominal growth rate equal to zero. Value in use of the CGU European market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.5% that corresponds to the pre-tax rate of 9.2% (7.5% and

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9.3%, respectively in the Annual Report 2011). Value in use of the CGU Italian market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7% that corresponds to the pre-tax rate of 13.2% (7% and 13.1%, respectively in the Annual Report 2011).
The excess of the recoverable amount of the CGU domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 242 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 23% on average in the projected commercial margins; (ii) a decrease of 23% on average in the projected sales volumes; (iii) an increase of 3 percentage points in the discount rate; and (iv) a negative nominal growth rate of 4%. The recoverable amount of the CGU domestic gas market and the relevant sensitivity analysis were calculated solely on the basis of retail margins, thus excluding wholesale and business client margins (industrial, thermoelectric and others).

Engineering & Construction segment

(euro million)	Dec. 31, 2011	June 30, 2012

Offshore E&C	415	415
Onshore E&C	315	316
Other	19	19
	749	750

The segment goodwill of euro 750 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs Offshore E&C and Onshore E&C. The key assumptions adopted for assessing the recoverable amounts of the CGUs which related to operating results, the discount rate and the growth rates adopted to determine the terminal value. These assumptions, based on the four-year-plan approved by the Company’s top management and other indicators were unchanged as of the preparation of this interim report in respect of those used for the test in 2011. Therefore, the estimation of the recoverable amounts of the CGUs Offshore E&C and Onshore E&C, that exceed their carrying amounts including the relevant goodwill, and the zero setting hypothesis confirm those used in the Annual Report 2011.

The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment with goodwill amounting to euro 277 million, management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the purchase price that was not allocated to proved or unproved mineral interests of the business combinations Lasmo, Burren Energy (Congo) and First Calgary; and (ii) in the Refining & Marketing segment goodwill amounted to euro 160 million and referred to retail networks acquired in Czech Republic, Hungary and Slovakia in the 2008 for euro 64 million and in Austria in the 2010 for euro 76 million. The assumptions adopted for assessing the recoverable amounts of these CGUs are substantially aligned to those used in the Annual Report 2011.
The reclassification to discontinued operations of euro 4,144 million is disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

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10 Investments

(euro million)	Value at Dec. 31, 2011	Acquisitions and subscriptions	Sales and reimbursements	Share of profit (loss) of equity-accounted investments	Deduction for dividends	Currency translation differences	Other changes	Net value at June 30, 2012

Equity accounted investments	5,843	81	11	337	(229)	79	427	6,549
Other investments	399	47	8			6	(151)	309
	6,242	128	19	337	(229)	85	276	6,858

Additions in equity accounted investments for euro 81 million primarily related to the subscription of capital increase of Angola LNG Ltd (euro 53 million) which is engaged in building a liquefaction plant in order to monetize Eni’s gas reserves in that Country (Eni’s interest in the project being 13.6) and to the acquisition of the 20% stake of the capital of South Stream Transport AG (euro 10 million).
Additions in other investments for euro 47 million primarily related the acquisition of the 15% stake of the capital of Novamont SpA (euro 35 million) and to the subscription of capital increase of Servizi Fondo Bombole Metano SpA (euro 12 million).
On July 20, 2012, Eni concluded with Amorim Energia BV the sale of 41,462,532 shares, at the price of euro 14.25 per share, equal to 5% of the share capital of Galp Energia SGPS SA. As such, pursuant to the agreements signed by Eni, Amorim Energia and Caixa Geral de Depositos, communicated to the market on March 29, Eni exit from the existing shareholders' agreement between the companies and ceases to have significant influence over Galp. Following such a transaction Eni holds in Galp Energia SGPS SA a stake of 28.34%, assuming financial nature.
Share of profit of equity-accounted investments of euro 337 million primarily referred to Unión Fenosa Gas SA (euro 108 million), Galp Energia SGPS SA (euro 80 million), United Gas Derivatives Co (euro 35 million), Blue Stream Pipeline Co BV (euro 20 million), Unimar Llc (euro 20 million), Eni BTC Ltd (euro 18 million) and PetroSucre SA (euro 17 million).
Deductions for dividend distribution of euro 229 million primarily related to Galp Energia SGPS SA (euro 55 million), Unimar Llc (euro 54 million), United Gas Derivatives Co (euro 31 million) and Unión Fenosa Gas SA (euro 18 million).
Currency translation differences of euro 85 million were primarily related to translation of entities accounts denominated in US dollar (euro 79 million).
Other changes in equity accounted investments of euro 427 million primarily comprised a revaluation of the net equity of Galp amounting to euro 835 million net to Eni which was recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired. Such increase was partially offset by the reclassification to discontinued operations of euro 375 million. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
Other changes in other investments for euro 151 million comprised: (i) the reclassification to assets held for sale of Interconnector (UK) Ltd (euro 137 million), Super Octanos CA (euro 51 million), SETGÁS - Sociedade de Distribução de Gás Natural SA (euro 13 million), Huberator SA (euro 4 million), Lusitaniagás - Companhia de Gás do Centro SA (euro 3 million) and Interconnector Zeebrugge Terminal S.C./C.V. Scrl (euro 0.2 million); and (ii) the revaluation of Super Octanos CA (euro 51 million).

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11 Other financial assets

(euro million)	Dec. 31, 2011	June 30, 2012

Receivables for financing operating activities	1,516	1,257
Securities held for operating purposes	62	58
	1,578	1,315

Receivables for financing operating activities are presented net of the allowance for impairment losses of euro 32 million (the same amount as of December 31, 2011).
Operating financing receivables of euro 1,257 million (euro 1,516 million at December 31, 2011) primarily pertained to loans granted by Exploration & Production segment (euro 540 million), the Gas & Power segment (euro 519 million) and Refining & Marketing segment (euro 107 million) and receivables for financial leasing for euro 47 million (the same amount as of December 31, 2011). Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 744 million. Receivables for financial leasing pertained to the concession under leasing of the Belgian gas network by Finpipe GIE.
Securities of euro 58 million (euro 62 million at December 31, 2011), designated as held-to-maturity financial assets, related to listed bonds issued by the Italian Government for euro 26 million and foreign governments for euro 32 million of which Spain euro 10 million, Belgium euro 7 million and France euro 5 million.
The fair value of financing receivables and securities amounted to euro 1,301 million. The fair value of financing receivables has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.5% to 3.1% (0.7% and 3.1% at December 31, 2011). The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in note 33 – Transactions with related parties.

12 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,835 million (euro 4,045 million at December 31, 2011).

(euro million)	Value at Dec. 31, 2011	Net additions	Currency translation differences	Other changes	Value at June 30, 2012

5,514	382	128	(957)	5,067

Other changes of euro 957 million comprised the reclassification to discontinued operations of euro 579 million. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
Deferred tax assets are described in note 20 – Deferred tax liabilities.

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13 Other non-current receivables

(euro million)	Dec. 31, 2011	June 30, 2012

Current tax assets	154	155
Receivables related to disposals	535	832
Other receivables	258	335
Fair value of non-hedging derivatives	714	678
Fair value of cash flow hedge derivative instruments	33	26
Other asset	2,531	1,916
	4,225	3,942

Other receivables amounting to euro 832 million (euro 535 million at December 31, 2011) and comprised: (i) the residual outstanding amount of euro 292 million recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oilfield. The receivable accrues interests at market conditions as the collection has been fractionated in installments. As agreed by the parties, the reimbursement can be in kind through equivalent assignment of volumes of crude oil. In the 2011, Eni collected nine loads of oil for a total amount equal to euro 187 million (US$260 million). In the first half of 2012, Eni collected a further load for an amount of US$29 million and were agreed further collections to be delivered during the second half of 2012. Negotiations for further equivalent collections of hydrocarbons are ongoing; (ii) the long-term portion of a receivable (euro 228 million) related to the divestment of the 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kashagan government, which became effective from January 1, 2008. The reimbursement of the receivable is provided for in three annual installments commencing from the date of the production start-up which is planned at the end of 2012 or in the first months of 2013. The receivable yields interest income at market rates. The short-term portion is disclosed in note 5 – Trade and other receivables; (iii) the long-term portion of a receivable related to the divestment of the 3.25% interest (euro 179 million) in the Karachaganak project (equal to the Eni’s 10% interest) to the Kazakh partner KazMunaiGas as part of an agreement reached in December 2011 between the Contracting Companies of the Final Production Sharing Agreement (FPSA) and Kazakh Authorities which settled disputes on the recovery of the costs incurred by the International Consortium to develop the field, as well as a certain tax claims. The agreement, effective from June 28, 2012, entailed a net cash consideration to Eni, to be paid in cash in three years through monthly installments starting from July 2012. The receivable yields interest income at prevailing market rates. The short-term portion is disclosed in note 5 – Trade and other receivables.
Receivables with related parties are reported in note 33 – Transactions with related parties.
Derivative fair values are calculated basing on market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques generally adopted in the marketplace.
Fair values of non-hedging derivatives of euro 678 million (euro 714 million at December 31, 2011) consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not related to specific trade or financing transactions.
Fair value of cash flow hedge derivatives of euro 26 million (euro 33 million at December 31, 2011) regarded the Gas & Power segment. Further information is disclosed in note 7 – Other current assets. Fair value related to the contracts expiring beyond June 30, 2013 is disclosed in note 21 – Other non-current liabilities; fair value related to the contracts expiring by June 30, 2013 is disclosed in note 7 – Other current assets and in note 13 – Other current liabilities. The effects of fair value evaluation of cash flow hedges are disclosed in note 23 – Shareholders’ equity and note 27 – Operating expenses.
Other non-current asset of euro 1,916 million (euro 2,531 million at December 31, 2011) mainly included prepayments amounting to euro 1,675 million (euro 2,227 million at December 31, 2011) that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term supply arrangements. Those prepayments are forecast to be used in the long-term. The decrease of euro 552 million from December 31, 2011 was due to the renegotiation of certain take-or-pay contracts which were finalized in the first quarter 2012 which effects were retroactive to the beginning of 2011 and provided for a reduction in the

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contractual minimum take. In accordance to those arrangements, the Company is contractually required to off-take minimum annual quantities of gas, or in case of failure is held to pay the whole price or a fraction of it for the uncollected volumes up to the minimum annual quantity. The Company is entitled to off-take the pre-paid volumes in future years alongside the contract execution, for its entire duration or a shorter term as the case may be. Those deferred costs, which are substantially equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. The amount of pre-paid volumes reflects ongoing difficult market condition in the European gas sector due to weak demand and strong competitive pressures fuelled by oversupplies. Management plans to recover those pre-paid volumes over the long-term, once current market imbalances have been absorbed, leveraging the expected long-term growth outlook in gas demand, and a projected sales expansion in target European markets and Italy supported by the Company’s strengthening market leadership and an improved competitiveness of the Company’s cost position considering the expected benefits of ongoing and planned contract negotiations.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

Current liabilities

14 Short-term debt

(euro million)	Dec. 31, 2011	June 30, 2012

Banks	786	977
Commercial papers	2,997	2,321
Other financial institutions	676	649
	4,459	3,947

Short-term debt decreased by euro 512 million primarily due to net repayments (euro 554 million), partially offset by the increase in currency and translation differences (euro 59 million). Commercial papers of euro 2,321 million were mainly issued by the financial companies Eni Finance USA Inc (euro 1,455 million) and Eni Financial International SA (euro 866 million).
Payables to related parties are reported in note 33 – Transactions with related parties.
As of June 30, 2012, Eni did not report non-fulfillment of covenants or contractual violations in relation to borrowing facilities.
Because of the short-term maturity of the debts, the fair value approximated their carrying amount.

15 Trade and other payables

(euro million)	Dec. 31, 2011	June 30, 2012

Trade payables	13,436	12,026
Advances	2,313	2,273
Other payables:
- related to capital expenditures	2,280	1,740
- others	4,883	3,834
	7,163	5,574
	22,912	19,873

The decrease in trade payables of euro 1,410 million related to the Gas & Power segment (euro 832 million) and to the Refining & Marketing segment (euro 115 million). The decrease comprised the reclassification to discontinued operations of euro 446 million. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
The decrease in other payables of euro 1,049 million was a consequence of the reduction in payables due to gas suppliers relating to the triggering of the take-or-pay clause in 2011 for the amount of euro 706 million outstanding at December 31, 2011. This decrease reflected the renegotiation of certain take-or-pay contracts which was closed in the first quarter of 2012 with retroactive benefits to the beginning of 2011, providing for a reduction in the annual minimum quantities of the relevant contracts, as well as payments made in the period. More information is reported in note 13 – Other non-current receivables.
Payables with related parties are described in note 33 – Transactions with related parties.
The fair value of trade and other payables matched their respective carrying amounts considering the short-term maturity of trade payables.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

16 Income taxes payable

(euro million)	Dec. 31, 2011	June 30, 2012

Italian subsidiaries	390	177
Foreign subsidiaries	1,702	1,662
	2,092	1,839

17 Other current liabilities

(euro million)	Dec. 31, 2011	June 30, 2012

Fair value of non-hedging and trading derivatives	1,668	1,480
Fair value of cash flow hedge derivatives	121	110
Other liabilities	448	437
	2,237	2,027

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques commonly used on the marketplace.
Fair values of non-hedging and trading derivatives of euro 1,480 million (euro 1,668 million at December 31, 2011) consisted of: (i) euro 1,476 million (euro 1,587 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 2 million (euro 80 million at December 31, 2011), of commodity trading derivatives entered by the Gas & Power segment in order to optimize the economic margin as provided by the new risk management strategy; (iii) euro 2 million (euro 1 million), of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment.
The fair value of cash flow hedge derivatives amounted to euro 110 million (euro 121 million at December 31, 2011) and pertained to the Gas & Power segment for euro 108 million (euro 119 million for the Gas & Power segment). Fair value pertaining to the Gas & Power segment related to derivatives that were designated to hedge exchange rate and commodity risk exposures as described in note 7 – Other current assets. Fair value of contracts expiring by end of June 30, 2012 is disclosed in note 7 – Other current assets; fair value of contracts expiring beyond June 30, 2012 is disclosed in note 21 – Other non-current liabilities and in note 13 – Other non-current receivables. The effects of the evaluation at fair value of cash flow hedge derivatives are disclosed in note 23 – Shareholders’ equity and in note 27 – Operating expenses.
Other payables included advances of euro 437 million (euro 448 million at December 31, 2011) related to advances received from gas customers who off-took lower quantities of gas than the contractual minimum quantity as provided by the relevant long-term sale arrangement thus triggering the take-or-pay clause (euro 20 million) and for which the collection will be provided for within the next year.

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Non-current liabilities

18 Long-term debt and current maturities of long-term debt

		Dec. 31, 2011		June 30, 2012
i	i		i
(euro million)	i	Long-term portion	i	Short-term portion	i	Total	i	Long-term portion	i	Short-term portion	i	Total
i	i
Ordinary bonds		14,652	397	15,049	14,910	1,878	16,788
Banks		8,053	1,601	9,654	9,715	1,108	10,823
Other financial institutions		397	38	435	358	38	396
		23,102	2,036	25,138	24,983	3,024	28,007
i	i

Long-term debt, including the current portion of long-term debt, of euro 28,007 million (euro 25,138 million at December 31, 2011) increased by euro 2,869 million. The increase was essentially due to the balance of new proceeds (euro 3,312 million) and repayments (euro 681 million) and currency translation differences relating foreign subsidiaries and debt denominated in foreign currency recorded by euro-reporting subsidiaries for euro 70 million. Net proceeds of long-term liabilities did not include the new proceeds of Snam SpA for euro 1,500 million as a consequence of the reclassification to discontinued operations. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
Eni entered into long-term borrowing facilities with the European Investment Bank. In 2011, Eni entered into long-term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s consolidated financial statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be provided to be agreed upon with the lenders. At December 31, 2011 and at June 30, 2012, the amount of short and long-term debt subject to restrictive covenants was euro 2,316 million and euro 2,527 million, respectively. A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. As of the balance sheet date, Eni was in compliance with those covenants.
Ordinary bonds of euro 16,788 million consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 12,505 million and other bonds for a total of euro 4,283 million.

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The following table analyses bonds per issuing entity, maturity date, interest rate and currency as of June 30, 2012:

i	i	Amount	i	Discount on bond issue and accrued expense	i	Total	i	Currency	i	Maturity	i	Rate %
i	i	i	i	i	i	i	i	i	i		i
(euro million)	i	i	i	i	i	i	i	i	i	from	i	to	i	from	i	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	41	1,541	EUR		2019		4.125
Eni SpA	1,500	24	1,524	EUR		2016		5.000
Eni SpA	1,500	11	1,511	EUR		2013		4.625
Eni SpA	1,250	31	1,281	EUR		2014		5.875
Eni SpA	1,250	29	1,279	EUR		2017		4.750
Eni SpA	1,000	11	1,011	EUR		2020		4.250
Eni SpA	1,000	10	1,010	EUR		2018		3.500
Eni SpA	1,000	(2)	998	EUR		2020		4.000
Eni SpA	750	(5)	745	EUR		2019		3.750
Eni Finance International SA	558	8	566	GBP	2018	2021	4.750	6.125
Eni Finance International SA	410	2	412	YEN	2013	2037	1.150	2.810
Eni Finance International SA	370	2	372	EUR	2017	2032	3.750	5.600
Eni Finance International SA	202	2	204	USD	2013	2015	4.450	4.800
Eni Finance International SA	35		35	USD		2013		variable
Eni Finance International SA	16		16	EUR		2015		variable
	12,341	164	12,505
Other bonds
Eni SpA	1,109	24	1,133	EUR		2017		4.875
Eni SpA	1,000	(8)	992	EUR		2015		4.000
Eni SpA	1,000	(8)	992	EUR		2015		variable
Eni SpA	358	1	359	USD		2020		4.150
Eni SpA	278		278	USD		2040		5.700
Eni SpA	215	(1)	214	EUR		2017		variable
Eni USA Inc	317	(3)	314	USD		2027		7.300
Eni UK Holding Plc	1		1	GBP		2013		variable
	4,278	5	4,283
	16,619	169	16,788

As of June 30, 2012, bonds maturing within 18 months (euro 1,621 million) were issued by Eni SpA for euro 1,511 million, Eni Finance International SA for euro 109 million and Eni UK Holding Plc for euro 1 million. During the first half of 2012, Eni SpA and Eni Finance International SA issued bonds for a total amount of euro 1,826 million (euro 1,756 million and euro 70 million, respectively).
As of June 30, 2012, Eni had undrawn borrowing facilities of euro 10,756 million of which committed for euro 2,141 million; long-term committed borrowing facilities amounting to euro 5,695 million were completely drawn. Those facilities bore interest rates and charges for unutilized facilities reflecting prevailing conditions on the marketplace. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.25 billion were drawn as of June 30, 2012. The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 for long and short-term debt assigned by Moody’s; the outlook is negative in both ratings.

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Fair value of long-term debt, including the current portion of long-term debt amounted to euro 30,578 million (euro 27,103 million at December 31, 2011) and consisted of the following:

(euro million)	Dec. 31, 2011	June 30, 2012

Ordinary bonds	16,895	19,166
Banks	9,727	10,972
Other financial institutions	481	440
	27,103	30,578

Fair value was calculated by discounting the expected future cash flows at rates ranging from 0.5% to 3.1% (0.7% and 3.1% at December 31, 2011).
At June 30, 2012, Eni did not pledge restricted deposits as collateral against its borrowings.
The analysis of net borrowings, as defined in the "Financial Review", was as follows:

(euro million)	Dec. 31, 2011	June 30, 2012

i	i	Current	i	Non-current	i	Total	i	Current	i	Non-current	i	Total

A. Cash and cash equivalents	1,500		1,500	4,640		4,640
B. Available-for-sale securities	37		37	31		31
C. Liquidity (A+B)	1,537		1,537	4,671		4,671
D. Financing receivables	28		28	374		374
E. Short-term liabilities towards banks	786		786	977		977
F. Long-term liabilities towards banks	1,601	8,053	9,654	1,108	9,715	10,823
G. Bonds	397	14,652	15,049	1,878	14,910	16,788
H. Short-term liabilities towards related parties	503		503	532		532
I. Other short-term liabilities	3,170		3,170	2,438		2,438
L. Other long-term liabilities	38	397	435	38	358	396
M. Total borrowings (E+F+G+H+I+L)	6,495	23,102	29,597	6,971	24,983	31,954
N. Net borrowings (M-C-D)	4,930	23,102	28,032	1,926	24,983	26,909

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Eni Condensed consolidated interim financial statements / Notes to financial statements

19 Provisions for contingencies

(euro million)	Value at Dec. 31, 2011	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Other changes	Value at June 30, 2012

Provision for site restoration, abandonment and social projects	6,780		667	133	(98)		147	(374)	7,255
Provision for environmental risks	3,084	46		19	(88)	(6)		(68)	2,987
Provision for legal and other proceedings	1,074	362		5	(16)	(27)	7	(88)	1,317
Loss adjustments and actuarial provisions for Eni's insurance companies	343	97			(70)			1	371
Provision for taxes	344	32			(16)		8	(12)	356
Provision for redundancy incentives	163	44		14	(2)				219
Provision for losses on investments	172	3				(10)	1	9	175
Provision for OIL insurance cover	98	2						(1)	99
Provision for onerous contracts	125				(35)		2	(1)	91
Provision for long-term construction contracts	60	13			(36)			(36)	1
Provision for coverage of unaccounted-for gas	54							(54)
Provisions for the supply of goods	28				(27)	(1)
Other (*)	410	106		1	(93)	(14)		19	429
	12,735	705	667	172	(481)	(58)	165	(605)	13,300

i	i	i
(*)	i	Each individual amount included herein does not exceed euro 50 million.

Other changes of euro 605 million comprised the reclassification to discontinued operations of euro 613 million. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

20 Deferred tax liabilities

Deferred tax liabilities were recognized net of offsettable deferred tax assets of euro 3,835 million (euro 4,045 million at December 31, 2011).

(euro million)	Value at Dec. 31, 2011	Net additions	Currency translation differences	Other changes	Value at June 30, 2012

7,120	629	262	(1,057)	6,954

Other changes of euro 1,057 million comprised the reclassification to discontinued operations and liabilities associated with assets held for sale of euro 438 million. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
Deferred tax assets and liabilities consisted of the following:

(euro million)	Dec. 31, 2011	June 30, 2012

Deferred tax liabilities	11,165	10,789
Deferred tax assets available for offset	(4,045)	(3,835)
	7,120	6,954
Deferred tax assets not available for offset	(5,514)	(5,067)
	1,606	1,887

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Eni Condensed consolidated interim financial statements / Notes to financial statements

21 Other non-current liabilities

(euro million)	Dec. 31, 2011	June 30, 2012

Fair value of non-hedging derivatives	591	691
Fair value of cash flow hedge derivatives	37	12
Non-current income tax liabilities		22
Other payables	70	68
Other liabilities	2,202	1,581
	2,900	2,374

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques commonly used on the marketplace.
Fair values of non-hedging derivatives of euro 691 million (euro 591 million at December 31, 2011) consisted of: (i) euro 678 million (euro 568 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net business exposures to foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 13 million (euro 14 million at December 31, 2011) of derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment.
Fair value of cash flow hedge derivatives amounted to euro 12 million (euro 37 million at December 31, 2010) and pertained to the Gas & Power segment. These derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 7 – Other current assets. Fair value of contracts expiring beyond June 30, 2013 is disclosed in note 13 – Other non-current receivables; fair value of contracts expiring by June 30, 2013 is disclosed in note 17 – Other current liabilities and in note 7 – Other current assets. The effects of fair value evaluation of cash flow hedge derivatives are disclosed in note 23 – Shareholders’ equity and in note 27 – Operating expenses.
Other liabilities of euro 1,581 million (euro 2,202 million at December 31, 2011) included advances received by Suez following the long-term supplying of natural gas and electricity of euro 1,014 million (euro 1,061 million at December 31, 2011) and advances for euro 307 million (euro 299 million at December 31, 2011) due to gas customers who off-took lower quantities of gas than the contractual minimum quantity as provided by the relevant long-term sale arrangement, thus triggering the take-or-pay clause. The decrease of other liabilities of euro 621 million comprised the reclassification to discontinued operations of euro 668 million. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

22 Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale

Discontinued Operations
Snam
On May 30, 2012 Eni and Cassa Depositi e Prestiti SpA ("CDP"), an entity controlled by the Italian Ministry of Economy and Finance, agreed the principal terms and conditions of the divestment of 30% less 1 share of the voting shares of Snam (see section "Divestment of Eni’s interest in Snam" in the Operating and Financial Review) at a price of euro 3.47 per share for a total consideration of euro 3,517 million. The sale and purchase contract was signed on June 15, 2012. The closing of the transaction could occur on or after October 15, 2012 and is subject to certain conditions precedent including, in particular, antitrust approval. By the time the transaction closes, Eni will lose control over Snam. The transaction implements the provisions of Article 15 of Law Decree No. 1 of January 24, 2012 (enacted into Law No. 27 of March 24, 2012), pursuant to which Eni shall divest its shareholding in Snam in accordance with the model of ownership unbundling set out in Article 19 of Legislative Decree No. 93 of June 1, 2011, and in accordance with the criteria, terms

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Eni Condensed consolidated interim financial statements / Notes to financial statements and conditions defined in the Decree of the President of the Council of Ministers issued on May 25, 2012 (the "DPCM") and designed to ensure the complete independence of Snam from the largest gas production and sale company in Italy.
Furthermore, the DPCM provides the divestment of the residual shareholding of Eni in Snam after the sale to CDP, through transparent and non-discriminatory sales procedures targeted to both retail and institutional investors. On July 18, 2012, Eni concluded the sale of 178,559,406 shares equal to 5% of share capital of Snam SpA. The deal, carried out through an accelerated bookbuilding procedure aimed at Italian and foreign institutional investors, closed at a final assignment price of euro 3.43 per share for a total consideration amounting to euro 612.5 million.
Snam through its wholly-owned subsidiaries Snam Rete Gas SpA, GNL Italia SpA, Stoccaggi Gas Italia SpA and Italgas SpA, operates the natural gas transport activity by means of large backbones, the distribution of gas to residential and commercial users and small enterprises located in urban areas through low-pressures networks, re-gasification services of LNG and storage services through depleted fields designed to support strategic storage of gas and modulation needs of selling companies considering the seasonality in gas demand. As the Company considers those activities to be a major line of business, management recorded results of operations of Snam and its subsidiaries as discontinued operations.
As provided for by International Financial Reporting Standards (IFRS 5), discontinued operations relating to the Snam Group remains included in the scope of consolidation of Eni as of June 30, 2012. Therefore, the amounts represented as discontinue operations include the intragroup eliminations. In particular:
-	in the balance sheet, assets and liabilities relating to discontinued operations are presented in a specific item of assets and liabilities, respectively;
-	in the profit and loss account, results relating to discontinued operations, net of tax effects, are presented in a specific item before the net profit of the period;
-	in the statement of cash flows, net cash provided by operating activities relating to discontinued operations are separately indicated.
The amounts relating to discontinued operations comprised in the profit and loss account and the statement of cash flows present the relevant comparisons.
The carrying amounts of the main assets and liabilities of the discontinued operations net of intragroup amounts are provided below.

(euro million)	June 30, 2012

Current assets	1,959
Property, plant and equipment	12,249
Intangible assets	3,830
Goodwill	314
Investments	375
Deferred tax assets	579
Other non-current assets	222
Total assets	19,528
Current liabilities	1,336
Deferred tax liabilities	438
Provisions for contingencies	613
Other non-current liabilities	2,288
Total liabilities	4,675

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Eni Condensed consolidated interim financial statements / Notes to financial statements

The main line items of profit and loss and cash flow statement of the discontinued operations are provided below.

(euro million)	First half 2011	First half 2012

Revenues	848	1,311
Operating expenses	587	733
Operating profit	261	578
Finance income (expense)	12	9
Income (expense) from investments	27	23
Profit before income taxes	300	610
Income taxes	(317)	(351)
Net profit	(17)	259
- attributable to Eni	(10)	144
- attributable to non-controlling interest	(7)	115
Earnings per share (euro per share)		0.04
Net cash provided by operating activities	206	82
Net cash flow from investing activities	(749)	(661)
Net cash used in financing activities	(204)	1,290
Capital expenditures	657	493

Receivables and payables of discontinued operations with related parties are reported in note 33 – Transactions with related parties.

Assets held for sale and liabilities directly associated with assets held for sale
Assets held for sale and liabilities directly associated with assets held for sale of euro 471 million and euro 170 million essentially pertained to non-strategic assets in the Exploration & Production segment (euro 250 million and euro 170 million, respectively) and to the investments in Interconnector (UK) Ltd (euro 137 million), Super Octanos CA (euro 51 million), SETGÁS - Sociedade de Distribução de Gás Natural SA (euro 13 million), Huberator SA (euro 4 million), Lusitaniagás - Companhia de Gás do Centro SA (euro 3 million) and Interconnector Zeebrugge Terminal S.C./C.V Scrl (euro 0.2 million). During the course of the first half of 2012, Eni concluded the disposal of non-strategic assets of the Exploration & Production segment for a nominal value of euro 191 million and other assets for a nominal value of euro 5 million.

23 Shareholders’ equity

Non-controlling interest
Profit attributable to non-controlling interest and the non-controlling interest in consolidated subsidiaries related to:

(euro million)	Net profit	Shareholders' equity

First half 2011	First half 2012	Dec. 31, 2011	June 30, 2012

Saipem SpA	380	222	2,802	2,887
Snam SpA	282	228	1,730	1,750
Others	(4)	3	389	392
	658	453	4,921	5,029

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Eni shareholders’ equity

(euro million)	Dec. 31, 2011	June 30, 2012

Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,753	6,752
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	49	33
Reserve related to the fair value of available-for-sale financial instruments net of the tax effect	(8)	(1)
Other reserves	1,421	1,428
Cumulative currency translation differences	1,539	2,659
Treasury shares	(6,753)	(6,752)
Retained earnings	42,531	45,618
Interim dividend	(1,884)
Net profit for the period	6,860	3,844
	55,472	58,545

Share capital
At June 30, 2012, the parent company’s issued share capital consisted of 4,005,358,876 shares (nominal value euro 1 each) fully paid-up (the same amount as of December 31, 2011).
On May 8, 2012, Eni’s Shareholders’ Meeting declared a dividend distribution of euro 0.52 per share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2011 dividend of euro 1.04 per share, of which euro 0.52 per share paid as interim dividend. The balance was payable on May 24, 2012, to shareholders on the register on May 21, 2012.
On July 16, 2012, the Extraordinary and Ordinary Shareholders' Meeting resolved: (i) to eliminate the par value of all the ordinary shares representing the share capital; (ii) to cancel 371,173,546 treasury shares without par value without changing the amount of the share capital and reducing the "Reserve for the purchase of treasury shares" by euro 6,522 million, equal to the book value of the cancelled shares; (iii) to authorize the Board of Directors to purchase, within 18 months from the date of the resolution, up to a maximum number of 363,000,000 ordinary Eni shares on the Mercato Telematico Azionario for a price up to a total amount of euro 6,000 million; (iv) to attribute the total amount of euro 6,000 million to a specific reserve destined for the purchase of own shares, formed by using equal amounts from available reserves.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for available-for-sale financial instruments and cash flow hedging derivatives net of the related tax effect
The valuation at fair value of available-for-sale financial instruments and cash flow hedging derivatives, net of the related tax effect, consisted of the following:

Available-for-sale financial instruments	Cash flow hedge derivatives	Total

(euro million)	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve	i	Gross reserve	i	Deferred tax liabilities	i	Net reserve

Reserve as of December 31, 2011	(9)	1	(8)	77	(28)	49	68	(27)	41
Changes of the period	8	(1)	7	40	9	49	48	8	56
Amount recognized in the profit and loss account				(65)		(65)	(65)		(65)
Reserve as of June 30, 2012	(1)		(1)	52	(19)	33	51	(19)	32

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Other reserves
Other reserves amounted to euro 1,428 million (euro 1,421 million at December 31, 2011) and related to:
-	a reserve of euro 1,135 million represented an increase in Eni’s shareholders’ equity associated with a business combination under common control which took place in 2009, whereby the parent company Eni SpA divested the subsidiaries Italgas SpA and Stogit SpA to Snam SpA with a corresponding decrease in the non-controlling interest (euro 1,137 million at December 31, 2011);
-	a reserve of euro 247 million related to the increase of Eni’s shareholders’ equity as a control to non-controlling interest following the sale by Eni SpA of Snamprogetti SpA to Saipem Projects SpA, both merged in Saipem SpA (the same amount as of December 31, 2011);
-	a reserve of euro 157 million deriving from Eni SpA’s equity (the same amount as of December 31, 2011);
-	a reserve of euro 20 million related to the effect of treasury shares sold following the exercise of stock options by Saipem and Snam managers (euro 14 million at December 31, 2011);
-	a negative reserve of euro 123 million represented an increase in Eni’s shareholders’ equity associated with the acquisition of the residual 45.73% pertaining to the non-controlling interest of Altergaz SA (euro 119 million at December 31, 2011);
-	a negative reserve of euro 8 million referred to the share of "Other comprehensive income" on equity-accounted entities (a negative reserve of euro 15 million at December 31, 2011).

24 Other information

Acquisitions
Nuon Belgium NV and Nuon Power Generation Walloon NV
In January 2012, Eni finalized the purchase of the 100% interest in Nuon Belgium NV and Nuon Power Generation Walloon NV. The companies provide gas and electricity to the Belgian retail market and to small and medium enterprises. The allocation of the cost to assets and liabilities of euro 214 million was made on a preliminary basis.
The preliminary allocation of the purchase costs is disclosed below:

Nuon Belgium NV and Nuon Power Generation Wallon NV

(euro million)	Carrying value	Fair value

Current assets	156	156
Property, plant and equipment	12	12
Intangible assets	5	49
Goodwill		94
Other non-current assets	3	3
Assets acquired	176	314
Current liabilities	81	81
Net deferred tax liabilities	2	17
Other non-current liabilities	2	2
Liabilities acquired	85	100
Eni's shareholders equity	91	214

Net sales from operations and the net profit for the 2011 were as follows:

Nuon Belgium NV and Nuon Power Generation Wallon NV

(euro million)	2011

Net sales from operations	741
Net profit	11

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Eni Condensed consolidated interim financial statements / Notes to financial statements

Supplemental cash flow information

(euro million)	First half 2011	First half 2012

Effect of investment of companies included in consolidation and businesses
Current assets		108
Non-current assets	22	171
Net borrowings		46
Current and non-current liabilities		(99)
Net effect of investments	22	226
Purchase price	22	226
less:
Cash and cash equivalents		(48)
Cash flow on investments	22	178
Effect of disposal of consolidated subsidiaries and businesses
Current assets		1
Non-current assets	1	1
Net borrowings		5
Current and non-current liabilities		(8)
Net effect of disposals	1	(1)
Gain on disposal		2
Non-controlling interest		(1)
Selling price	1
less:
Cash and cash equivalents		(2)
Cash flow on disposals	1	(2)

Investments and disposals in the first half of 2011 referred to acquisitions and sales of businesses. Investments in the first half of 2012 referred to the acquisition of Nuon Belgium NV and Nuon Power Generation Walloon NV and to an acquisition of a business. Disposals in the first half of 2012 referred to the sale to third parties of the 100% stake of Star Gulf FZ Co and the divestment of the control stake (50%) of Sairus Llc.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

25 Guarantees, commitments and risks

Guarantees
The amount of guarantees remained unchanged from the Annual Report 2011.

Commitments and risks
The amount of commitments and risks remained unchanged from the Annual Report 2011 with the exception of the parent company guarantees issued in connection with certain contractual commitments for hydrocarbon exploration and production activities of the Exploration & Production segment and quantified, on the basis of the capital expenditures to be incurred, that increased to euro 12,150 million (euro 9,710 million at December 31, 2011). In particular, the increase of euro 2,440 million was essentially related to projects in Kazakhstan (euro 2,521 million).

Managing company’s risks
The main risks that the Company is facing and actively monitoring and managing are described in the "Risk factors and uncertainties" section of this Interim Consolidated Report as of June 30, 2012.

Fair value of financial instruments
Following the classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:
(a)	Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
(b)	Level 2: measurements based on the basis of inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices);
(c)	Level 3: inputs not based on observable market data.
Financial instruments measured at fair value in the balance sheet as of at June 30, 2012, were classified as follows: (i) level 1, "Other financial assets available for sale" and "Non-hedging derivatives - Future"; and (ii) level 2, derivative financial instruments different from "Future" included in "Other current assets", "Other non-current receivables", "Other current liabilities" and "Other non-current liabilities". During the first half of 2012, no transfers were done between the different hierarchy levels of fair value.

Legal Proceedings
Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business.
The following is a summary of the most significant proceedings currently pending for which significant developments occurred in the first half of 2012 with respect to situation reported in the Annual Report 2011, including new proceedings and settled proceedings. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

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1. Environment
1.1 Criminal proceedings

Eni SpA
(i)	Investigation of the quality of groundwater in the area of the refinery of Gela. In 2002, the Public Prosecutor of Gela commenced a criminal investigation concerning the refinery of Gela to ascertain the quality of groundwater in the area of the refinery. Eni is charged of having breached environmental rules concerning the pollution of water and soil and of illegal disposal of liquid and solid waste materials. The preliminary hearing phase was closed for one employee who would stand trial, while the preliminary hearing phase is ongoing for other defendants. During the hearings the Judge admitted as plaintiffs three environmental associations. On May 14, 2010, following the examination, the Court of Gela issued a sentence whereby on one side criminal accusation against the above mentioned employee was dismissed as a result of the statute of limitations, on the other side the defendant was condemned to the payment of legal costs and of a compensation to the plaintiffs. The amount of the compensation will be determined by a resolution of a Civil Court. The Second Degree Court upheld the appeal filed by the defendants, revoking the damage payment as a result of the statute of limitations occurred in the First Degree proceeding.
(ii)	Fatal accident Truck Center Molfetta - Prosecuting body: Public Prosecutor of Trani. On May 11, 2010, Eni SpA, eight employees of the Company and a former employee were notified of closing of the investigation that objected the manslaughter, grievous bodily harm and illegal disposal of waste materials in relation to a fatal accident that caused the death of four workers deputed to the cleaning of a tank car owned by a company part of the Italian Railways Group. The tank was used for the transportation of liquid sulphur produced by Eni in the refinery of Taranto. The Public Prosecutor has removed three defendants and transmitted evidence to the Judge for the Preliminary Investigations requesting to dismiss the proceeding. The Judge for the Preliminary Investigations accepted the above mentioned request. In the hearing of April 19, 2011 the Judge admitted as plaintiffs against the above mentioned individuals all the parts, excluding the relative of one of the victims, whose position have been declared inadmissible lacking of cause of action. The Judge declared inadmissible all the requests in acting as plaintiff against Eni. On December 5, 2011 the Judge pronounced an acquittal sentence for the individuals involved and for Eni SpA, as the indictments are groundless. On July 3, 2012 the Public Prosecutor filed an appeal against this decision.

Eni SpA and Eni Rete oil&nonoil SpA
(iii)	Prosecuting body Public Prosecutor of Trani. In March 2012, Eni SpA and its subsidiary Eni Rete oil&nonoil SpA were notified the request of performance of probatory evidence with regard to a criminal proceeding pending before the Public Prosecutor of Trani. The proceeding was commenced against 7 employees of the above mentioned companies for the crimes of extortion and attempted extortion against the company MIDI Sas owned by Minuto Pasquale, former affiliate in participation with Eni SpA and Eni Rete oil&nonoil SpA on the management of the fuel distributor located in the municipality of Molfetta, The Public Prosecutor charged also the company of an administrative crime, violating Articles 25, 26, 27 of Legislative Decree 231/2001, alleging that Eni had achieved an illicit profit by entering an affiliation in participation contract with the above mentioned person. This proceeding is part of a pre-existing and articulated trial context with the counterparts opposed in civil and criminal proceedings. The Judge for the Preliminary Investigation rejected the request of performance of probatory evidence and the proceeding will continue with the preliminary investigations. The defendants of the counterparts are preparing a further defensive memorandum.

Syndial SpA and Versalis SpA
(iv)	Porto Torres - Prosecuting body: Public Prosecutor of Sassari. In March 2009, the Public Prosecutor of Sassari (Sardinia) resolved to commence a criminal trial against a number of executive officers and managing directors of companies engaging in petrochemicals operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned

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subsidiary Syndial. The charge involves environmental damage and poisoning of water and crops. The Province of Sassari, the Association Anpana (animal preservation), the company Fratelli Polese Snc, situated in the industrial site and the municipality of Porto Torres have been acting as plaintiffs. The Judge for the Preliminary Hearing admitted as plaintiffs the above mentioned parts, but based on the exceptions issued by Syndial on the lack of connection between the action as plaintiff and the charge, denied that the claimants would act as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the marine fauna of the industrial port of Porto Torres. The Judge also resolved that Syndial SpA, Polimeri Europa SpA, Ineos Vinyls and Sasol Italy SpA would bear civil liability. Then, the Judge based on the memoranda filed by the defending counsels resolved that all defendants would stand trial before a jurisdictional body of the Italian criminal law which is charged with judging the most serious crimes. Thus the Judge accepted the conclusions of the Public Prosecutor that claimed the crimes of environmental damage and poisoning of water and crops. The above mentioned jurisdictional body did not recognized the gravity elements justifying its judgment. Thus the proceeding was returned before the Public Prosecutor, regressing to the previous stage of judgment.

Syndial SpA and Eni SpA
(v)	Prosecuting Body Public Prosecutor of Crotone. A criminal proceeding against two former directors of a company acquired in the past by Eni managing a phosphor plant is pending before the Public Prosecutor of Crotone. The alleged crime is culpable manslaughter relating to professional diseases and environmental disaster. On May 9, 2011 the Judge for the preliminary hearing resolved that the former directors would stand trial and that Syndial SpA, and Eni SpA would be judged in relation to civil liability.

1.2 Civil and administrative proceeding

Syndial SpA (former EniChem SpA)
(i)	Alleged pollution caused by the activity of the Mantova plant. In 1992, the Ministry for the Environment summoned EniChem SpA (now Syndial SpA) and Montecatini SpA (now Edison SpA) before the Court of Brescia. The Ministry requested, primarily, environmental remediation for the alleged pollution caused by the activity of the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, the payment of environmental damages. Edison agreed on a settlement with the Ministry whereby Edison quantified compensation for environmental damage freeing from any obligation Syndial, which purchased the plant in 1989. Negotiations between the parts for the quantification of the environmental damage (relating only to 1990) are underway. In July 2012, the Ministry for the Environment and Syndial entered an agreement to settle the environmental damage related to the contamination caused by the water discharges of the Mantova plant whereby Syndial would compensate the plaintiff by euro 4 million. The agreed compensation was fairly lower than the original claim made by the Minister. The Judge is expected to issue a ruling of conclusion of the proceeding.
(ii)	Summon before the Court of Venice for environmental damages allegedly caused to the lagoon of Venice by the Porto Marghera plants. On December 13, 2002, EniChem SpA (now Syndial SpA), jointly with Ambiente SpA (now merged into Syndial SpA) and European Vinyls Corporation Italia SpA (EVC Italia, then Ineos Vinyls SpA, actually Vinyls Italia SpA) was summoned before the Court of Venice by the Province of Venice. The province requested compensation for environmental damages that initially were not quantified, allegedly caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous criminal proceedings against employees and managers of the defendants. EVC Italia and the actual company, Vinyls Italia, presented an action to be indemnified by Eni’s Group companies in case the alleged pollution is proved. The Province of Venice, in the preliminary stage of the proceeding, filed claims amounting to euro 287 million. Syndial submitted its written reply evidencing that the abovementioned damage

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quantification has been made lacking of probations for the damage and based on evidence that allowed the Court of First and Second Instance to disclaim EniChem of any responsibility through definitive sentence. In the hearing on October 16, 2009, scheduled to review the technical appraisal, the Court declared the interruption of the proceeding because Vinyls Italia had undergone a reorganization procedure. The proceeding has been suspended until April 22, 2010 when the Province of Venice pursuant to Article 303 of the Code of Civil Procedure restarted the proceeding. The proceeding continued with the review the position of Vinyls and Syndial. On May 7, 2012 the Court of Venice condemned the company to pay an immaterial amount to the Province of Venice as damage compensation.
(iii)	Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry for the Environment. With a temporarily executive decision dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate for environmental damages that were allegedly caused when EniChem managed an industrial plant at Pieve Vergonte during the 1990-1996 period, as claimed by the Ministry for the Environment. Specifically, the Court sentenced Syndial to pay the Italian Ministry for the Environment compensation amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely ill-founded as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. On occasion of the 2008 Consolidated Financial Statements, management confirmed its stance of making no loss provision for this proceeding on the basis of the abovementioned technical legal advice, in concert with external consultants on accounting principles. In July 2009, Eni’s subsidiary Syndial filed an appeal against the abovementioned sentence, also requesting suspension of the sentence effectiveness. The Ministry for the Environment, in the appeal filed, requested to the Second Instance Court to adjust the first degree sentence condemning Syndial to the payment of euro 1,900 million or alternatively euro 1,300 million in addition to the amount assessed by the First Degree Court. In the hearing on December 11, 2009, the Second Instance Court considering the modification of Environmental Damage regulation introduced by the Article 5-bis of the Law Decree No. 135/2009 and following a request of the Board of State Lawyers decided the postponement to May 28, 2010, pending the Decree of the Ministry for the Environment related to the determination of the quantification criteria for monetary compensation of the environmental damage pursuant to the abovementioned Article 5-bis of the Law Decree No. 135/2009. The Board of State Lawyers committed itself to not examine the sentence until the next hearing. In the hearing of May 28, 2010, Syndial requested a further postponement still pending the above mentioned Decree of the Ministry for the Environment. The Board of State Lawyers agreed to the request, justifying he postponement based on an ongoing negotiation between the parties to define a global transaction of the proceeding, committing itself to not request the execution of the sentence until the next hearing. In the hearing of June 15, 2012 before the Second Instance Court of Turin, the Minister of the Environment, formalized trough the Board of State Lawyers its commitment to not examine the sentence until a final verdict on the whole matter is reached. Another administrative proceeding is ongoing regarding a Ministerial Decree enacted by the Italian Ministry for the Environment. The decree provides that Syndial executes the following tasks: (i) the upgrading of a hydraulic barrier to protect the site; and (ii) the design of a project for the environmental remediation of Lake Maggiore. The Administrative Court of Piemonte rejected Syndial’s opposition against the outlined environmental measures requested by the Ministry for the Environment. However, the Court judged the prescriptions of the Ministry regarding the remediation of the site to be plain findings of an environmental enquiry to ascertain the state of the lake. Syndial has filed an appeal against the decision of the Court before an upper degree body, also requesting suspension of the effectiveness of the decision. The appeal has been put on hold considering that a plan to ascertain the environmental status of the site has been approved by all interested parties, including the Ministry and local Municipalities pursuant to the statement on April 28, 2009, which included certain recommendations. Syndial appealed against this statement and the

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related Ministerial Decree of approval in order to avoid the case to give implicit consent to the request (appealed by the Company) of the Minister that claimed that Syndial is obliged to execute the clean-up. On the contrary, Syndial has agreed on the scope of the plan to ascertain the environmental status of the site, as it has been actually implementing it. Syndial also presented a clean-up project for the groundwater and the soil, that hasn’t been approved, as the abovementioned prescriptions that have been prescribed are the object of the Company opposition in the abovementioned proceeding. In case Syndial should be found guilty, it would incur remediation and clean-up expenses, actually not quantifiable, that would be offset against any compensation for the environmental damage that Eni’s subsidiary is condemned to pay with regard to civil proceeding pending before the Second Instance Court of Turin.

2. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

Eni SpA
(i)	Inquiry in relation to gas transportation. In March 2012, the Italian Antitrust Authority started an inquiry targeting alleged anti competitive behavior charged to Eni in connection with the refusal to dispose of secondary transport capacity on the Transitgas and TAG pipelines to third parties. In June 1, 2012 Eni filed a proposal of commitments pursuant to Article 14-ter of Law 287/1990, aiming at settle the proceeding without the ascertainment of any illicit behavior. In June 2012, the Italian Antitrust Authority decided to submit the proposal to a market test. The evaluation of the proposal will be issued within September 12, 2012 and the inquiry is expected to be concluded by March 15, 2013.

3. Court inquiries

(i)	EniPower SpA. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the aforementioned situation and Eni’s CEO approved the creation of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to cooperate fully in every respect with the Court. From the inquiries performed, no default in the organization emerged, nor deficiency in internal control systems. External experts have performed inquiries with regard to certain specific aspects. In accordance with its transparency and firmness guidelines, Eni took the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding on April 27, 2009, the Judge for the Preliminary Hearings requested all the parties that have not requested the plea-bargain to stand in trial, excluding certain defendants as a result of the statute of limitations. During the hearing on March 2, 2010, the

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Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the inquired parts under the provisions of Legislative Decree No. 231/2001. Further employees of the companies involved were identified as defendants to account for their civil responsibility. After the filing of the pleadings occurred in the hearing of July 12, 2011, the proceeding was postponed to September 20, 2011. In that date the Court of Milan concluded that nine persons were guilty for the above mentioned crimes. In addition they were condemned jointly and severally to the payment of all damages to be assessed through a dedicated proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations while the trial ended with an acquittal for 15 individuals. In relation to the companies involved in the proceeding, the Court found that 7 companies are liable based on the provisions of Legislative Decree No. 231/2001, imposing a fine and the disgorgement of profit. Eni SpA and its subsidiaries, EniPower and Saipem which took over Snamprogetti, acted as plaintiffs in the proceeding also against the mentioned companies. The Court rejected the position as plaintiffs of the Eni Group companies, reversing a prior decision made by the Court. This decision was made probably on the basis of a pronouncement made by a Supreme Court which stated the illegitimacy of the constitution as plaintiffs made by any legal entity which is indicted under the provisions of Legislative Decree No. 231/2001. The Court filed the ground of the judgment on December 19, 2011. The condemned parties filed an appeal against the above mentioned decision; the next hearing has been scheduled for September 22, 2012.

(ii)	TSKJ Consortium Investigations by US, Italian and other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by KBR, Technip, and JGC. Beginning in 1994 the TSKJ Consortium was involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses and charges resulting from the investigations into the TSKJ matter referred to below, even in relation to Snamprogetti subsidiaries. In recent years the proceeding was settled with the US Authorities and certain Nigerian Authorities, which had been investing into the matter. The proceeding is still pending before Italian judicial authorities.
The proceedings in the US: in 2010 a global transaction to settle the proceeding was defined with the US Authorities investigating the matter (the US DoJ and the US SEC) following long and complex discussions which commenced in 2009. Particularly, in July 2010, Snamprogetti Netherlands BV signed a deferred prosecution agreement with the DoJ whereby the department filed a deed which could lead to a criminal proceeding against Snamprogetti Netherlands BV for having violated certain rules of the FCPA if certain procedures are not met. Also the parties agreed upon a fine amounting to $240 million which was accrued in a risk provision in the 2009 Consolidated Financial Statements. Eni and Saipem assumed the role of guaranteeing the effective fulfillment of the obligations agreed upon by Snamprogetti Netherlands BV with the US Department of Justice, considering the contractual obligations assumed by Eni to indemnify Saipem as part of the divestment of Snamprogetti. If Snamprogetti Netherlands BV fulfills the obligations set by the agreement, the Department will refrain from continuing the criminal proceeding once a two-year frame has elapsed (which can be increased up to three years). The relevant cash settlement occurred in July 2010. In addition Snamprogetti Netherlands BV and the parent company Eni being an entity listed on the NYSE reached an agreement with the US SEC whereby the two Companies agreed to be subpoenaed and be judged having allegedly violated certain rules of the Security and Exchange Act of 1934 without pleading guilty. They both agreed to pay jointly and severally an amount of $125 million to the SEC in relation to the disgorgement of profit. The relevant cash settlement occurred in July as Eni actually paid the amount considering the contractual obligations assumed by Eni to indemnify Saipem as part of the divestment of Snamprogetti.

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The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Public Prosecutor’s office of Milan against unknown persons. Since March 10, 2009, the Company has received requests of exhibition of documents from the Public Prosecutor’s office of Milan. The events under investigation cover the period since 1994 and also concern the period of time subsequent to the June 8, 2001, enactment of Italian Legislative Decree No. 231 concerning the liability of legal entities. On August 12, 2009, a decree issued by the Judge for the Preliminary Investigations at the Court of Milan was served on Eni (and on July 31, 2009 on Saipem SpA, as legal entity incorporating Snamprogetti SpA). The decree set a hearing in Court in relation to a proceeding ex Legislative Decree No. 231 of June 8, 2001 whereby the Public Prosecutor of Milan is investigating Eni SpA and Saipem SpA for liability of legal entities arising from offences involving international corruption charged to former managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. The events referred to the request of precautionary measures of the Public Prosecutor of Milan cover TSKJ Consortium practices during the period from 1995 to 2004. In this regard, the Public Prosecutor claimed the inadequacy and violation of the organizational, management and control model adopted to prevent those offences charged to people subject to direction and supervision. At the time of the events under investigation, the Company had adopted a code of practice and internal procedures with reference to the best practices at the time. Subsequently, such code and internal procedures have been improved aiming at the continuous improvement of internal controls. Furthermore, on March 14, 2008, Eni approved a new Code of Ethics and a new Model 231 reaffirming that the belief that one is acting in favor or to the advantage of Eni can never, in any way, justify – not even in part – any behaviors that conflict with the principles and contents of the Code. On November 17, 2009, the Judge for the Preliminary Investigations rejected the request of precautionary measures of disqualification filed by the Public Prosecutor of Milan against Eni and Saipem. The Public Prosecutor of Milan appealed the abovementioned decision before the Third Instance Court. The Court decided that the request of precautionary measures be admissible according to Legislative Decree No. 231/2001 even in the case of international corruption. The issue would be subsequently examined by the Re-examination Court of Milan. On February 18, 2011, the Public Prosecutor of Milan, with respect to the guarantee payment amounting to euro 24,530,580, even in the interest of Saipem SpA, renounced to contest the decision of rejection of precautionary measures of disqualification for Eni SpA and Saipem SpA issued by the Judge for the Preliminary Hearings. In the hearing of February 22, 2011, the Re-examination Court, taking note of the abovementioned renounce, declared inadmissible the appeal of the Public Prosecutor of Milan and closed the proceeding related to the request of precautionary measures of disqualification for Eni SpA and Saipem SpA. On November 3, 2010, the defense of Saipem was notified the conclusion of the investigations relating to the proceeding pending before the Court of Milan trough a deed by which the Court evidenced the alleged violations made by the five former Snamprogetti SpA (now Saipem SpA) and Saipem SpA being the parent company of Snamprogetti. The deed does not involve the Eni Group parent company Eni SpA. The charged crimes involve alleged corruptive events that have occurred in Nigeria after July 31, 2004. It is also stated the aggravating circumstance that Snamprogetti SpA reported a relevant profit (estimated at approximately $65 million). On December 3, 2010, the defense of Saipem was notified the opening of a proceeding with the first hearing scheduled for December 20, 2010. The subsequent hearings were dedicated to the exposition of the motivations of counterparts and in the hearing of January 26, 2011, the Public Prosecutor requested five former workers of Snamprogetti SpA (now Saipem) and Saipem SpA (as legal entity incorporating Snamprogetti) to stand trial. The first hearing before the Court of Milan took place on May 10, 2011. In the hearing of February 2, 2012, even if considering that the term for the occurrence of the statute of limitations for the individuals who are acting as plaintiffs, the Public Prosecutor raised an issue of constitutional legitimacy for the incompatibility between the internal and international legislation on the statute of limitation, in particular the OECD convention on the fight against the international corruption. The Court of Milan rejected the requests of the Public Prosecutor and dismissed the accusation against the plaintiffs because the charge against them had expired due to statute of limitations. The Court requested the dismissal of the position of Saipem from the above mentioned decision thus continuing the proceeding against it.

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It is worth mentioning that the Board of Directors of Eni and Saipem in 2009 and 2010, respectively approved new guidelines and anti-corruption policies regulating Eni and Saipem management of the business. The guidelines integrated anti-corruption policies of the Company, aligning them to the international best practices, optimizing the compliance system and granting the highest respect of Eni, Saipem and their workers of the Code of Ethics, 231 Model and national and international anti-corruption policies.

(iii)	Gas metering. On May 28, 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Courts of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian Criminal Law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. In relation to this proceeding, the Public Prosecutor of Milan requested the dismissal for certain people indicted, including a top manager as the Prosecutor did not find sufficient elements to support the indictment in a possible trial. The request was preceded by a request of dismissal from the principal proceeding of the dismissed people. On January 24, 2012 the Judge for the Preliminary Hearing disposed the dismissal of these people.
Croatian gas metering. In the field of a dismissal from the principal proceeding, on November 26, 2009, a notice of conclusion of the preliminary investigation was served to Eni’s Group companies whereby 12 Eni employees, also including former employees, are under investigation. The exceptions filed in the notice include: (i) violations pertaining to recognition and payment of the excise on natural gas amounting to euro 20.2 billion; (ii) violations or failure in submitting the annual statement of gas consumption and/or in the annual declarations to be filed with the Duty Authority or the Authority for Electricity and Gas; and (iii) a related obstacle which has been allegedly posed to the monitoring functions performed by the Authority for Electricity and Gas. On February 22, 2011, 12 Eni employees, also including former employees were notified the schedule of the preliminary hearing. In relation to a modification in the relevant legislation the Public Prosecutor requested to dismiss the proceeding for two Snam Rete Gas employees in connection with the crime of using faked instruments of gas measurement in the commercial practice relating the measurement activities at the station of Mazara del Vallo. In the hearing of July 12, 2011, were examined indictment and defense witnesses, while the Judge for the Preliminary Hearing postponed the hearing for eventual objections of the Public Prosecutor to October 5, 2011. In this hearing the Judge for the Preliminary Hearing considering the memoranda filed by the parties sentenced:
-	to dismiss the position of a manager of the Eni G&P Division for all the alleged crimes relating the obstacle;
-	to the monitoring functions performed by the Authority for Electricity and Gas for years 2006, 2007, 2008 because the indictment was groundless;
-	to dismiss the position of a GreenStream BV employee for all the alleged crimes relating the violations pertaining to lack of formal declaration and recognition or payment of excise duties on hydrocarbons as well as the obstacle to the monitoring functions performed by the Authority for Electricity and Gas because when the alleged crimes occurred the mentioned employee was not the legal representative of GreenStream BV;
-	to dismiss the position of a Snam Rete Gas employee in relation to the crime relating the obstacle to the monitoring functions performed by the Authority for Electricity and Gas to the extent that a violation for omitted communication to Authority for Electricity and Gas would have allegedly occurred, because the indictment was groundless.
In the hearing of November 4, 2011, the defendants filed their objections to the motions of the Public Prosecutor. In the subsequent hearing of January 24, 2012, the Judge resolved to dismiss the

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proceeding against all defendants as well as to release seizure of the measurement instruments. The decision could be appealed by the Public Prosecutor. On March 7, 2012, the external lawyers defending the company, were notified an appeal to the Third Instance Court filed by the Public Prosecutor of Milan. The act did not involve all the dismissed defendants, but only some positions. The schedule of the hearing before the Third Instance Court is still pending.
Gas metering excise. As a result of a further dismissal of judicial position from the main proceeding, the Public Prosecutor of Milan notified to nine employees and former employees of Eni (in particular belonging to the Gas & Power Division) the conclusion of the investigation related to the crime under the provisions of Article No. 40 (violations pertaining to recognition and payment of the excise on mineral oils) of Legislative Decree No. 504 of October 26, 1995. The deed also disputed certain violations pertaining to subtraction of taxable amounts and missed payments of excise taxes on natural gas amounting to euro 0.47 billion and euro 1.3 billion, respectively. The Duty Authority of Milan, responsible for the collection of dodged taxes, considering the documentation filed by Eni, reduced the amount initially claimed by the Public Prosecutor to euro 114 million of dodged taxes. The Duty Authority also stated that it would reassess that amount considering further evidence arising from the criminal proceeding. The company was not notified the decision because the Judicial Authority has cleared the possibility that the Company may be liable in accordance with Legislative Decree 231 of 2001. In the subsequent hearing of October 28, the defendants, in order to analyze fully the various aspect of the criminal proceeding, asked a consistent postponement of the Preliminary Hearing, in order to evaluate the conclusion of the round table between the Duty Agency, AEEG and ANIGAS which have been assessing the technical aspects of the matter. After the review of the positions of the Public Prosecutor and the defendants, the Judge for the Preliminary Hearings postponed the hearing to May 7, 2012 and decided as probative integration to hear the Director of the Procedure and Control Excise Sector of the Regional Duty Direction of the Lombardia Region. The hearing of the witness was scheduled for June 14, 2012. On June 28, 2012, the Judge resolved to dismiss the proceeding against all defendants because the fact did not constitute an offence.

(iv)	Iraq - Kazakhstan. A criminal proceeding is pending before the Public Prosecutor of Milan in relation to alleged crimes of international corruption involving Eni’s activities in Kazakhstan regarding the management of the Karachaganak plant and the Kashagan project, as well as handling of assignment procedures of work contracts by Agip KCO. The crime of "international corruption" is sanctioned, in accordance to the Italian criminal code, by Legislative Decree June 8, 2001, No. 231, which holds legal entities liable for the crimes committed by their employees on their behalf. The Company has filed the documents collected and is fully collaborating with the Public Prosecutor. A number of managers and a former manager are involved in the investigation. The above mentioned proceeding has been reunified with another (the so-called "Iraq proceeding") regarding a parallel proceeding related to Eni’s activities in Iraq, disclosed in the following paragraphs. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were notified that a search warrant had been issued to search the offices and homes of certain employees of the Group and of certain third parties as a result of alleged illicit behavior in respect of awarding contracts in Iraq, where Eni group companies are involved as commissioning bodies. In particular the homes and offices of an employee of Eni Zubair and a manager of Saipem were searched by the authorities. The accusation is of criminal conspiracy and corruption in relation with the activity of Eni Zubair in Iraq and of Saipem in the "Jurassic" project in Kuwait. The Public Prosecutor of Milan has associated Eni Zubair, Eni and Saipem with the accusations as a result of the alleged illicit actions of their employees, who have also been described as non-loyal employees of Eni Group. The Eni Zubair employee resigned and the Company, accepting the resignation, reserved the right to take action against the individual to defend its interests and subsequently commenced a legal action against the other persons mentioned in the seizure act. Notwithstanding that the Eni Group companies are associated with these accusations, Eni SpA and Saipem SpA also received, at the same time the search warrant was issued, a notification pursuant to the Legislative Decree No. 231/2001. While the minuting of the seizure, Eni SpA asserted the Company had no involvement as all activities in Iraq are carried out by its subsidiary Eni Zubair. The Company also asserted that Eni Zubair and Eni SpA had no involvement with the alleged illicit activities subject to the prosecutor’s accusations. Eni SpA was notified by the Public Prosecutor a

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request of extension of the preliminary investigations that has led up to the involvement of another employee as well as other suppliers in the proceeding. Eni performed a review of the whole matter also with the support of an external consulting firm which issued its final appraisal report on July 25, 2012. According to the opinion of its legal team, the Company’s watch structure and Internal control committee, Saipem too commenced through its Internal Audit department an internal review about the project with the support of an external consultant. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred for one year and six months from performing any industrial activities involving the production sharing contract of 1997 with the Republic of Kazakhstan and in the subsequent administrative or commercial arrangements, or the prosecution of the mentioned activities under the supervision of a commissioner pursuant to Article 15 of the Legislative Decree No. 231 of 2001. The Judge is expected to decide on the Public prosecutor request following the hearing held on May 29, 2012 where the matter was fully examined.

4. Settled proceedings
The proceeding settled in the first half of 2012, mentioned in the Annual Report 2011 (note 34), is the following:
5. Tax Proceedings
Outside Italy

(i)	Karachaganak. On December 14, 2011, the International companies operating the Karachaganak field (Eni co-operator, 32.5%) and the Republic of Kazakhstan signed a binding agreement for the settlement of a contractual claim as well as a certain tax disputes. In particular the Kazakh Tax Authorities claimed that Agip Karachaganak BV and Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, omitted payment of income taxes and other tax items for the period 2000-2009. Then, Kazakh Authorities notified a claim on the recovery of expenditures incurred by the operating company in the period 2003-2009. The agreement became effective on June 28, 2012.

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26 Revenues

The following is a summary of the main components of "Revenues". For more information about changes in revenues, see "Financial Review".
Net sales from operations were as follows:

(euro million)	First half 2011	First half 2012

Net sales from operations	51,959	62,388
Change in contract work in progress	567	815
	52,526	63,203

Net sales from operations were net of the following items:

(euro million)	First half 2011	First half 2012

Excise taxes	5,503	6,513
Exchanges of oil sales (excluding excise taxes)	1,187	1,064
Services billed to joint venture partners	1,686	1,941
Sales to service station managers for sales billed to holders of credit cards	887	1,007
Exchanges of other products	9
	9,272	10,525

Net sales from operations by business segment are presented in note 32 – Information by business segment.
Net sales from operations with related parties are reported in note 33 – Transactions with related parties.

27 Operating expenses

The following is a summary of the main components of "Operating expenses". For more information about changes in operating expenses, see "Financial Review".

Purchase, services and other

(euro million)	First half 2011	First half 2012

Production costs - raw, ancillary and consumable materials and goods	27,516	36,899
Production costs - services	8,335	7,081
Operating leases and other	1,417	1,714
Net provisions for contingencies	221	472
Other expenses	597	404
	38,086	46,570
less:
- capitalized direct costs associated with self-constructed assets	(282)	(321)
	37,804	46,249

Services included brokerage fees related to Engineering & Construction segment for euro 3 million (euro 4 million in the first half of 2011).
New or increased risk provisions net of reversal of unused provisions amounting to euro 472 million (euro 221 million in the first half of 2011) and mainly regarded contract penalties and litigations for euro 335 million (euro 82 million in the first half of 2011) and environmental risks for euro 40 million (euro 39 million in the first half of 2011). More information is provided in note 19 – Provisions.

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Payroll and related costs

(euro million)	First half 2011	First half 2012

Payroll and related cost	2,189	2,385
less:
- capitalized direct costs associated with self-constructed assets	(103)	(110)
	2,086	2,275

Stock-based compensation
In 2009, Eni suspended the incentive plan based on the stock option assignment to managers of Eni and its subsidiaries as defined in Article 2359. No significant changes were made to these plans as they were described in the Annual Report 2011.

Average number of employees
The average number and break-down of employees by category of Eni’s subsidiaries were as follows:

(euro million)	First half 2011	First half 2012

Senior managers	1,444	1,460
Junior managers	12,871	12,816
Employees	35,035	36,434
Workers	24,161	22,499
	73,511	73,209

The average number of employees was calculated as the average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign Countries, whose position is comparable to a senior manager status. The average number of employees of the first half of 2011 and the first half of 2012 does not include the employees of Snam as the consequence of the reclassification to discontinued operations. Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

Other operating income (loss)
Other operating income (loss) on commodity derivatives were as follows:

(euro million)	First half 2011	First half 2012

Operating income (loss) non-hedging and trading derivatives	(5)	(367)
Operating income (loss) on cash flow hedging derivatives	(7)	(5)
	(12)	(372)

Net losses on trading and non-hedging derivatives related to: (i) the recognition in the income statement of the effects of the valuation at fair value of derivatives entered into by the Gas & Power segment following the new pricing model for an active managing of margins (euro 329 million); (ii) the recognition in the income statement of the effects of the valuation at fair value of those derivatives on commodities which cannot be recognized according to the hedge accounting under IFRS (euro 40 million); (iii) the recognition of the fair value on certain derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment (income for euro 2 million).
Net loss on cash flow hedging derivatives related to the ineffective portion of the hedging relationship which was recognized through profit and loss in the Gas & Power segment.
Operating expenses with related parties are reported in note 33 – Transactions with related parties.

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Depreciation, depletion, amortization and impairments

(euro million)	First half 2011	First half 2012

Depreciation, depletion and amortization	3,766	4,580
Impairments	265	1,166
less:
- revaluations		(2)
- capitalized direct costs associated with self-constructed assets	(3)	(3)
	4,028	5,741

28 Finance income (expense)

(euro million)	First half 2011	First half 2012

Finance income (expense)
Finance income	2,857	6,210
Finance expense	(3,471)	(6,630)
	(614)	(420)
Gain (loss) on derivative financial instruments	225	(200)
	(389)	(620)

The break-down by lenders or type of net finance gains or losses is provided below:

(euro million)	First half 2011	First half 2012

Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(294)	(352)
Interest due to banks and other financial institutions	(139)	(177)
Interest from banks	10	12
Interest and other income on financing receivables and securities held for non-operating purposes	14	12
	(409)	(505)
Exchange differences
Positive exchange differences	2,767	6,123
Negative exchange differences	(2,963)	(5,972)
	(196)	151
Other finance income (expense)
Capitalized finance expense	56	70
Interest and other income on financing receivables and securities held for operating purposes	35	35
Finance expense due to passage of time (accretion discount) (a)	(111)	(172)
Other finance income	11	1
	(9)	(66)
	(614)	(420)

i	i	i
(a)	i	The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Net finance gains or losses on derivative financial instruments consisted of the following:

(euro million)	First half 2011	First half 2012

Derivatives on exchange rate	192	(141)
Derivatives on interest rate	33	(59)
	225	(200)

Net loss from derivatives of euro 200 million (net gain of euro 225 million in the first half of 2011) were recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment. The lack of these formal requirements to qualify these derivatives as hedging instruments under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities

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Eni Condensed consolidated interim financial statements / Notes to financial statements denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments.
Finance income (expense) with related parties are reported in note 33 – Transactions with related parties.

29 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	First half 2011	First half 2012

Share of profit of equity-accounted investments	332	357
Share of loss of equity-accounted investments	(41)	(20)
Decreases (increases) in provisions for losses on investments	(36)	5
	255	342

More information is provided in note 10 – Investments.

Other gain (loss) from investments

(euro million)	First half 2011	First half 2012

Dividends	437	156
Gains on disposals	1	8
Other income, net	1	888
	439	1,052

Dividend income for euro 156 million related to Nigeria LNG Ltd (euro 120 million).
In the first half of 2012, other net income of euro 888 million related to an extraordinary income of euro 835 million recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired.

30 Income taxes

Income tax expense related to continuing operations consisted of the following:

(euro million)	First half 2011	First half 2012

Current taxes:
- Italian subsidiaries	582	361
- foreign subsidiaries	4,486	5,445
	5,068	5,806
Net deferred taxes:
- Italian subsidiaries	(64)	58
- foreign subsidiaries	12	189
	(52)	247
	5,016	6,053

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Eni Condensed consolidated interim financial statements / Notes to financial statements

The effective tax rate was 60.0% (52.8% in the first half of 2011) compared with a statutory tax rate of 43.0% (38.6% in the first half of 2011). This was calculated by applying the Italian statutory tax rate on corporate profit of 38.0%1 (IRES) and a 3.9% corporate tax rate applicable to the net value of production (IRAP) as provided for by Italian laws. This difference is the consequence of a higher net profit reported by the foreign companies of the Exploration & Production segment which are subjected to a higher tax rate in respect to the Italian statutory tax rate.
Income tax expense related to discontinued operations, included in the item "Net profit (loss)" of the profit and loss account, consisted of the following:

(euro million)	First half 2011	First half 2012

Current taxes:
- Italian subsidiaries	369	395
	369	395
Net deferred taxes:
- Italian subsidiaries	(52)	(44)
	(52)	(44)
	317	351

Discontinued operations are disclosed in note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

31 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding for the first half of 2011 and 2012, was 3,622,542,046 and 3,622,731,494, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average of shares fully-diluted including shares issued and outstanding during the period, with the exception of treasury shares and including the number of shares that could potentially be issued in connection with stock-based compensation plans.
As of June 30, 2011 and 2012, shares that potentially could be issued referred to shares granted following stock option plans. The average number of fully-diluted shares used in the calculation of diluted earnings for the first half of 2011 and 2012 was 3,622,550,800 and 3,622,731,494, respectively.

(1)	i	Includes a 5.5% supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective from January 1, 2008 and further increases of 1% effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted into Law No. 133/2008) and 4% effective from January 1, 2011, pursuant the Law Decree No. 138/2011 (converted into Law No. 148/2011) which enlarged the scope of application to include renewable energy companies and gas transport and distribution companies).

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Eni Condensed consolidated interim financial statements / Notes to financial statements

Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

First half 2011	First half 2012

Average number of shares used for the calculation of the basic earnings per share		3,622,542,046	3,622,731,494
Number of potential shares following stock options plans		8,754
Average number of shares used for the calculation of the diluted earnings per share		3,622,550,800	3,622,731,494
Eni’s net profit	(euro million)	3,801	3,844
Basic earning per share	(euro per share)	1.05	1.06
Diluted earning per share	(euro per share)	1.05	1.06
Eni’s net profit - Continuing operations	(euro million)	3,811	3,700
Basic earning per share	(euro per share)	1.05	1.02
Diluted earning per share	(euro per share)	1.05	1.02
Eni’s net profit - Discontinued operations	(euro million)	(10)	144
Basic earning per share	(euro per share)		0.04
Diluted earning per share	(euro per share)		0.04

32 Information by industry segment

Other activities (d)	Discontinued operations (d)

(euro million)	Exploration & Production	Gas & Power (d)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Others	Intragroup profits	Total	Snam	Intragroup eliminations	Continuing operations

First half 2011
Net sales from operations (a)	14,252	16,137	24,821	3,544	5,705	644	1,773	45	(158)
Less: intersegment sales	(9,001)	(659)	(1,517)	(162)	(529)	(585)	(924)	(11)
Net sales to customers	5,251	15,478	23,304	3,382	5,176	59	849	34	(158)	53,375	(849)		52,526
Operating profit	7,799	41	376	(5)	720	(188)	1,053	(165)	(183)	9,448	(1,053)	792	9,187
Provisions for contingencies	20	12	38	11	61	11	188	68		409	(188)		221
Depreciation, amortization and impairments	3,168	208	213	116	297	35	250	2	(11)	4,278	(250)		4,028
Share of profit (loss) of equity-accounted investments	63	133	74	(1)	9		27	(23)		282	(27)		255
Identifiable assets (b)	48,994	16,232	14,518	3,328	12,806	842	17,301	377	(943)	113,455
Unallocated assets										17,224
Equity-accounted investments	2,013	2,006	1,084	28	143	7	370	53		5,704
Identifiable liabilities (c)	12,174	6,422	5,969	783	5,108	1,462	2,610	2,927	56	37,511
Unallocated liabilities										37,464
Capital expenditures	4,719	68	316	115	551	62	657	3	124	6,615
First half 2012
Net sales from operations (a)	17,896	19,993	29,501	3,241	6,013	664	1,791	61	(171)
Less: intersegment sales	(10,087)	(1,167)	(1,535)	(182)	(405)	(602)	(938)	(17)
Net sales to customers	7,809	18,826	27,966	3,059	5,608	62	853	44	(171)	64,056	(853)		63,203
Operating profit	9,543	(642)	(678)	(230)	740	(187)	1,074	(146)	421	9,895	(1,074)	496	9,317
Provisions for contingencies	37	273	12	1	17	96	13	36		485	(13)		472
Depreciation, amortization and impairments	3,918	1,054	358	51	337	33	284	2	(12)	6,025	(284)		5,741
Share of profit (loss) of equity-accounted investments	112	180	26		22		23	2		365	(23)		342
Identifiable assets (b)	59,002	17,303	14,265	3,362	14,422	823	18,568	460	(468)	127,737
Unallocated assets										22,778
Equity-accounted investments	2,464	2,132	873	36	166	842	375	36		6,924	(375)		6,549
Identifiable liabilities (c)	14,203	7,595	6,232	694	5,361	1,455	2,624	2,989	116	41,269
Unallocated liabilities										45,672
Capital expenditures	4,455	85	290	66	546	54	493	8	143	6,140

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly associated with the generation of operating profit.
(c)	Includes liabilities directly associated with the generation of operating profit.
(d)	As a consequence of the announced divestment plan, the results of Snam has been reclassified from the "Gas & Power" segment to the "Other activities" segment and presented in the discontinued operations.

Intersegment revenues are conducted on an arm’s length basis.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

33 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions regarding:
(a)	exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b)	exchanges of goods and provision of services with entities controlled by the Italian Government;
(c)	contributions to entities with a non-company form with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment as well as research and development. In the first half of 2012, transactions with Eni Foundation were not material; (ii) Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.
Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on an arm’s length basis.

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Eni Condensed consolidated interim financial statements / Notes to financial statements

Trade and other transactions
Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities controlled by the Italian Government consisted of the following:

(euro million)	Dec. 31, 2011	First half 2011

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA	1	63			34
Blue Stream Pipeline Co BV	8	12			74			1
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	16						69
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	42	10	6,074		2			13
CEPAV (Consorzio Eni per l'Alta Velocità) Due	24	91
Karachaganak Petroleum Operating BV	38	205		548	116	10		4
KWANDA - Suporte Logistico Lda	54	2						6
Mellitah Oil & Gas BV	28	141			48			1
Petrobel Belayim Petroleum Co	25	46			280			3
Petromar Lda	74	6	57		5			34
Raffineria di Milazzo ScpA	29	31			143	2	114	9
Trans Austria Gasleitung GmbH				25	72		1	26
Unión Fenosa Gas SA			58				55		1
Other (*)	265	183	54	95	256	20	127	45	5
	604	790	6,243	668	1,030	32	366	142	6
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	149	238			409	4	1	449	3
Eni BTC Ltd			157
Other (*)	53	68	6	3	31	4	6	7	2
	202	306	163	3	440	8	7	456	5
	806	1,096	6,406	671	1,470	40	373	598	11
Entities controlled by the Government
Enel Group	83	48		20	175		14	45
Finmeccanica Group	48	51		16	13		10	5
GSE - Gestore Servizi Energetici	153	158		225		25	265	5
Terna SpA	19	52		65	51	11	31	10	5	12
Other entities controlled by the Government (*)	57	41			39	1	27	1	1
	360	350		326	278	37	347	66	6	12
	1,166	1,446	6,406	997	1,748	77	720	664	17	12
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1
Other (*)								2
								3
Entities controlled by the Government
Enel Group								205
Other entities controlled by the Government (*)					1			1
					1			206
					1			209
	1,166	1,446	6,406	997	1,749	77	720	873	17	12

(*)	Each individual amount included herein does not exceed euro 50 million.

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Eni Condensed consolidated interim financial statements / Notes to financial statements
(euro million)	June 30, 2012	First half 2012

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income

Continuing operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA		93			60
Blue Stream Pipeline Co BV	11	21			83
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	11						44
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	33	8	6,122		1			5
CEPAV (Consorzio Eni per l'Alta Velocità) Due	10	39			2			8
EnBW Eni Verwaltungsgesellschaft mbH	6						116
Gaz de Bordeaux Energie Services SAS	1						55
GreenStream BV	3	21	2		68			1
Karachaganak Petroleum Operating BV	73	220		655	114	1		2
KWANDA - Suporte Logistico Lda	59	3						4
Mellitah Oil & Gas BV	7	51			76			4
Petrobel Belayim Petroleum Co	47	42			286		1	49
Petromar Lda	67	5	58		3			20
Raffineria di Milazzo ScpA	16	7			322		192	5
Unión Fenosa Gas SA			57				23
Other (*)	230	97	53	84	153		139	19	7
	574	607	6,292	739	1,168	1	570	117	7
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	135	162			290			483	2
Eni BTC Ltd			161
Nigerian Agip CPFA Ltd		54
Other (*)	60	19	58	4	24	1	13	5	10
	195	235	219	4	314	1	13	488	12
	769	842	6,511	743	1,482	2	583	605	19
Entities controlled by the Government
Enel Group	18	5		3	225		43	48
Finmeccanica Group	40	35		6	19		12
GSE - Gestore Servizi Energetici	111	102		344		12	412	5
Terna SpA	35	42		70	53	6	45	31	7	8
Other entities controlled by the Government (*)	79	25			30	12	51
	283	209		423	327	30	563	84	7	8
	1,052	1,051	6,511	1,166	1,809	32	1,146	689	26	8
Discontinued operations
Joint ventures and associates
Other (*)	34	3						2
	34	3						2
Entities controlled by the Government
Enel Group	91	21			85			211
Other entities controlled by the Government (*)	7	5			1
	98	26			86			211
	132	29			86			213
	1,184	1,080	6,511	1,166	1,895	32	1,146	902	26	8

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
-	sales of natural gas to EnBW Eni Verwaltungegesellschaft mbH and Gaz de Bordeaux Energie Services SAS;
-	provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, purchase of oil products and to Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
-	gas transportation and distribution services from Azienda Energia e Servizi Torino SpA;
-	payments of refining services to Raffineria di Milazzo ScpA in relation to incurred costs and sales of electricity;

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

-	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and GreenStream BV;
-	supplies of oil products to Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
-	transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Verona with CEPAV (Consorzio Eni per l’Alta Velocità) Due;
-	planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda and Petromar Lda;
-	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
-	guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
-	liabilities towards Nigerian Agip CPFA Ltd related to the contributions to pension fund of the Nigerian companies.

Most significant transactions with entities controlled by the Italian Government concerned:
-	sale and transportation services of natural gas, the sale of fuel oil and the sale and purchase of electricity and the acquisition of electricity transmission services with Enel Group;
-	a long-term contract for the maintenance of new combined cycle power plants with Finmeccanica Group;
-	sale and purchase of electricity and green certificates with GSE - Gestore Servizi Energetici;
-	sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with Terna SpA.

Financing transactions
Financing transactions with joint ventures, associates and non-consolidated subsidiaries consisted of the following:

(euro million)	Dec. 31, 2011	First half 2011

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
Artic Russia BV		3	204
Bayernoil Raffineriegesellschaft mbH	107				1
Blue Stream Pipeline Co BV		291	669		3
CEPAV (Consorzio Eni per l'Alta Velocità) Due			84
GreenStream BV	503	1			12
Raffineria di Milazzo ScpA	60		88
Société Centrale Eletrique du Congo SA	93		6
Transmediterranean Pipeline Co Ltd	115				2
Unión Fenosa Gas SA		85
Other (*)	104	64		1	8
	982	444	1,051	1	26
Unconsolidated entities controlled by Eni
Other (*)	57	59	1
	57	59	1
	1,039	503	1,052	1	26

(*)	Each individual amount included herein does not exceed euro 50 million.

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Eni Condensed consolidated interim financial statements / Notes to financial statements
(euro million)	June 30, 2012	First half 2012

Name	Receivables	Payables	Guarantees	Charges	Gains

Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	103				1
Blue Stream Pipeline Co BV		325	688	1	2
CEPAV (Consorzio Eni per l'Alta Velocità) Due			84
GreenStream BV	484	1			14
Raffineria di Milazzo ScpA	60		75		1
Société Centrale Eletrique du Congo SA	96		6
Transmediterranean Pipeline Co Ltd	103				3
Unión Fenosa Gas SA		85
Other (*)	149	57		1
	995	468	853	2	21
Unconsolidated entities controlled by Eni
Other (*)	46	64	1		1
	46	64	1		1
	1,041	532	854	2	22

(*)	Each individual amount included herein does not exceed euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
-	bank debt guarantees issued on behalf of Blue Stream Pipeline Co BV, CEPAV (Consorzio Eni per l’Alta Velocità) Due, Société Centrale Eletrique du Congo SA and Raffineria di Milazzo ScpA;
-	financing loans granted to Bayernoil Raffineriegesellschaft mbH for capital expenditures in refining plants and to Société Centrale du Congo SA for the construction of an electric plant in Congo;
-	the financing of the construction of natural gas transmission facilities and transport services with GreenStream BV and Transmediterranean Pipeline Co Ltd;
-	a cash deposit at Eni’s financial companies on behalf of Blue Stream Pipeline Co BV and Unión Fenosa Gas SA.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows
The impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows consisted of the following:

(euro million)	Dec. 31, 2011	June 30, 2012

Total	Related parties	Impact %	Total	Related parties	Impact %

Trade and other receivables	24,595	1,496	6.08	24,605	1,346	5.47
Other current assets	2,326	2	0.09	1,944		..
Other non-current financial assets	1,578	704	44.61	1,315	731	55.59
Other non-current assets	4,225	3	0.07	3,942	16	0.41
Discontinued operations and assets held for sale	230		..	19,999	132	0.66
Current financial liabilities	4,459	503	11.28	3,947	532	13.48
Trade and other payables	22,912	1,446	6.31	19,873	1,051	5.29
Liabilities directly associated with discontinued operations and assets held for sale	24		..	4,845	29	0.60

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Eni Condensed consolidated interim financial statements / Notes to financial statements

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

(euro million)	First half 2011	First half 2012

Total	Related parties	Impact %	Total	Related parties	Impact %

Continuing operations
Net sales from operations	52,526	1,384	2.63	63,203	1,835	2.90
Other income and revenues	591	17	2.88	751	26	3.46
Purchases, services and other	37,804	2,806	7.42	46,249	2,996	6.48
Payroll and related costs	2,086	16	0.77	2,275	11	0.48
Other operating income (expense)	(12)	12	..	(372)	8	(2.15)
Financial income	2,857	26	0.91	6,210	22	0.35
Financial expense	3,471	1	0.03	(6,630)	(2)	0.03
Discontinued operations
Total revenues	848	209	24.65	1,311	213	16.25
Operating expenses	587	1	0.17	733	86	11.73

Transactions with related parties concerned the ordinary course of Eni’s business and were mainly conducted on an arm’s length basis.
Main cash flows with related parties were as follows:

(euro million)	First half 2011	First half 2012

Revenues and other income	1,401	1,861
Costs and other expenses	(2,822)	(2,436)
Other operating income (loss)	12	8
Net change in trade and other receivables and liabilities	(91)	(291)
Dividends and net interests	290	217
Net cash provided from operating activities - Continuing operations	(1,210)	(641)
Net cash provided from operating activities - Discontinued operations	247	126
Net cash provided from operating activities	(963)	(515)
Capital expenditures in tangible and intangible assets	(726)	(571)
Change in accounts payable in relation to investments	313	(117)
Change in financial receivables	(158)	22
Net cash used in investing activities	(571)	(666)
Change in financial liabilities	179	17
Net cash used in financing activities	179	17
Total financial flows to related parties	(1,355)	(1,164)

The impact of cash flows with related parties consisted of the following:

(euro million)	First half 2011	First half 2012

Total	Related parties	Impact %	Total	Related parties	Impact %

Cash provided from operating activities	8,596	(963)	..	8,422	(515)	..
Cash used in investing activities	(6,560)	(571)	8.70	(6,582)	(666)	10.12
Cash used in financing activities	(2,063)	179	..	1,297	17	1.31

In the first half of 2012, Eni finalized a single transaction of major importance with related parties, as defined by Eni’s internal procedure and in application of the Consob Regulation No. 17221 of March 12, 2010, later modified by Decision No. 17389 of June 2010. Such transaction referred to the agreement for the sale of 30% less one share of the outstanding shares of Snam SpA to Cassa Depositi e Prestiti SpA. Complete information about the transaction is disclosed in the Information Statement, published on June 6, 2012 (and available at the Eni website www.eni.com) in application of the Consob Regulation No. 11971 of May 14, 1999 and later additions and modifications. On June 15, 2012, Eni finalized the sale contract with Cassa Depositi e Prestiti SpA in accordance with the agreements indicated in the Information Statement.

Contents
Eni Condensed consolidated interim financial statements / Notes to financial statements

34 Significant non-recurring events and operations

In the first half of 2012, no non-recurring events and operations were reported.
In the first half of 2011, non-recurring operations of euro 69 million referred to an adjustment to the provisions for contingencies following a sentence issued by the Court of Justice of the European Community in connection of an antitrust proceeding in the European sector of rubbers.

35 Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2011 and 2012, no transactions deriving from atypical and/or unusual operations were reported.

36 Subsequent events

Subsequent events occurred after the end of the reporting period related to: (i) the sale to Amorim Energia BV of the 5% of the share capital of Galp Energia SGPS SA (see note 10 – Investments); the sale to Italian and foreign institutional investors of the 5% of share capital of Snam SpA (see note 22 – Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale); (iii) the decision of the Extraordinary and Ordinary Shareholders' Meeting on July 16, 2012, to cancel 371,173,546 Eni’s treasury shares and to authorize the Board of Directors to purchase up to a maximum number of 363,000,000 ordinary Eni shares for a price up to a total amount of euro 6,000 million (see note 23 – Shareholders’ equity).

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

List of Eni’s subsidiaries for the first half 2012

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Exploration & Production
Agosta Srl	Italy	100.00
Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	100.00
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Eni West Africa SpA	Italy	100.00
Eni Zubair SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Adriatica Idrocarburi SpA	Italy	100.00
Società Ionica Gas SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00
Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Burren Energy (Bermuda) Ltd	Bermuda	100.00
Burren Energy Congo Ltd	British Virgin Islands	100.00
Burren Energy India Ltd	United Kingdom	100.00
Burren Energy Ltd	Cyprus	100.00
Burren Energy Plc	United Kingdom	100.00
Burren Energy (Services) Ltd	United Kingdom	100.00
Burren Resources Petroleum Ltd	Bermuda	100.00
Burren Shakti Ltd	Bermuda	100.00
Eni AEP Ltd	United Kingdom	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	United Kingdom	100.00
Eni America Ltd	United States of America	100.00
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Arguni I Ltd	United Kingdom	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	United Kingdom	100.00
Eni BB Petroleum Inc	United States of America	100.00
Eni Bukat Ltd	United Kingdom	100.00
Eni Bulungan BV	Netherlands	100.00
Eni Canada Holding Ltd	Canada	100.00
Eni CBM Ltd	United Kingdom	100.00
Eni China BV	Netherlands	100.00
Eni Congo SA	Republic of the Congo	100.00
Eni Croatia BV	Netherlands	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni East Sepinggan Ltd	United Kingdom	100.00
Eni Elgin/Franklin Ltd	United Kingdom	100.00
Eni Energy Russia BV	Netherlands	100.00
Eni Exploration & Production Holding BV	Netherlands	100.00
Eni Gabon SA	Gabon	99.96
Eni Ganal Ltd	United Kingdom	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni Gas & Power LNG Australia BV	Netherlands	100.00
Eni Ghana Exploration and Production Ltd	Ghana	100.00
Eni Hewett Ltd	United Kingdom	100.00
Eni India Ltd	United Kingdom	100.00
Eni Indonesia Ltd	United Kingdom	100.00
Eni International NA NV Sàrl	Luxembourg	100.00
Eni International Resources Ltd	United Kingdom	100.00
Eni Investments Plc	United Kingdom	100.00
Eni Iran BV	Netherlands	100.00
Eni Iraq BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00
Eni JPDA 03-13 Ltd	United Kingdom	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni JPDA 11-106 BV (former South Stream BV)	Netherlands	100.00
Eni Krueng Mane Ltd	United Kingdom	100.00
Eni Lasmo Plc	United Kingdom	100.00
Eni LNS Ltd	United Kingdom	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	United States of America	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	United Kingdom	100.00
Eni MOG Ltd (in liquidation)	United Kingdom	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni North Ganal Ltd	United Kingdom	100.00
Eni Oil Algeria Ltd	United Kingdom	100.00
Eni Oil & Gas Inc	United States of America	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan Ltd	United Kingdom	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Papalang Ltd	United Kingdom	100.00
Eni Petroleum Co Inc	United States of America	100.00
Eni Petroleum US Llc	United States of America	100.00
Eni Polska spólka z ograniczona odpowiedzialnoscia	Poland	100.00
Eni Popodi Ltd	United Kingdom	100.00
Eni Rapak Ltd	United Kingdom	100.00
Eni RD Congo SPRL	Democratic Republic of the Congo	100.00
Eni TNS Ltd	United Kingdom	100.00
Eni Togo BV	Netherlands	100.00
Eni Transportation Ltd	United Kingdom	100.00
Eni Trinidad and Tobago Ltd	Trinidad & Tobago	100.00
Eni Tunisia BEK BV	Netherlands	100.00
Eni Tunisia BV	Netherlands	100.00
Eni UHL Ltd	United Kingdom	100.00
Eni UKCS Ltd	United Kingdom	100.00
Eni UK Holding Plc	United Kingdom	100.00
Eni UK Ltd	United Kingdom	100.00
Eni Ukraine Holdings BV	Netherlands	100.00
Eni Ukraine Llc	Ukraine	100.00
Eni ULT Ltd	United Kingdom	100.00
Eni ULX Ltd	United Kingdom	100.00
Eni USA Gas Marketing Llc	United States of America	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Exploration & Production
Eni USA Inc	United States of America	100.00
Eni US Operating Co Inc	United States of America	100.00
Eni Venezuela BV	Netherlands	100.00
Eni West Timor Ltd	United Kingdom	100.00
First Calgary Petroleums LP	United States of America	100.00
First Calgary Petroleums Partner Co ULC	Canada	100.00
Hindustan Oil Exploration Co Ltd	India	47.18
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
OOO 'Eni Energhia'	Russia	100.00

Gas & Power
Compagnia Napoletana di Illuminazione e Scaldamento col Gas SpA	Italy	55.36
Eni Gas & Power Belgium SpA	Italy	100.00
Eni Hellas SpA	Italy	100.00
EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
GNL Italia SpA	Italy	55.53
LNG Shipping SpA	Italy	100.00
Snam SpA (former Snam Rete Gas SpA)	Italy	55.53
Snam Rete Gas SpA (former Snam Trasporto SpA)	Italy	55.53
Società EniPower Ferrara Srl	Italy	51.00
Società Italiana per il Gas pA	Italy	55.53
Stoccaggi Gas Italia SpA - Stogit SpA	Italy	55.53
Toscana Energia Clienti SpA	Italy	100.00
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Slovenia	51.00
Altergaz SA	France	99.61
Distribuidora de Gas Cuyana SA	Argentina	45.60
Distrigas LNG Shipping SA	Belgium	100.00
Distrigas NV	Belgium	100.00
Eni Gas & Power Belgium SA	Belgium	100.00
Eni Gas & Power GmbH	Germany	100.00
Eni Gas Transport Services SA	Switzerland	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Finpipe GIE	Belgium	63.33
Inversora de Gas Cuyana SA	Argentina	76.00
Nuon Belgium NV	Belgium	100.00
Nuon Power Generation Walloon NV	Belgium	100.00
Nuon Wind Belgium NV	Belgium	100.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz-Dso Földgázelosztó kft	Hungary	50.44
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	50.44
Trans Tunisian Pipeline Co Ltd	Jersey	100.00

Refining & Marketing
Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Refining & Marketing
Eni Fuel Centrosud SpA	Italy	100.00
Eni Fuel Nord SpA	Italy	100.00
Eni Rete oil&nonoil SpA	Italy	100.00
Eni Trading & Shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Raffineria di Gela SpA	Italy	100.00
Eni Austria GmbH	Austria	100.00
Eni Austria Tankstellenbetrieb GmbH	Austria	100.00
Eni Benelux BV	Netherlands	100.00
Eni Ceská Republika Sro	Czech Republic	100.00
Eni Deutschland GmbH	Germany	100.00
Eni Ecuador SA	Ecuador	100.00
Eni France Sàrl	France	100.00
Eni Hungaria Zrt	Hungary	100.00
Eni Iberia SLU	Spain	100.00
Eni Marketing Austria GmbH	Austria	100.00
Eni Mineralölhandel GmbH	Austria	100.00
Eni Romania Srl	Romania	100.00
Eni Schmiertechnik GmbH	Germany	100.00
Eni Slovenija doo	Slovenia	100.00
Eni Slovensko Spol Sro	Slovakia	100.00
Eni Suisse SA	Switzerland	100.00
Eni Trading & Shipping BV	Netherlands	100.00
Eni Trading & Shipping Inc	United States of America	100.00
Eni USA R&M Co Inc	United States of America	100.00
Esain SA	Ecuador	100.00

Chemicals
Versalis SpA (former Polimeri Europa SpA)	Italy	100.00
Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Hungary	100.00
Polimeri Europa Benelux SA	Belgium	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa Ibérica SA	Spain	100.00
Polimeri Europa UK Ltd	United Kingdom	100.00

Engineering & Construction
Saipem SpA	Italy	43.15
Servizi Energia Italia SpA	Italy	43.15
SnamprogettiChiyoda SAS di Saipem SpA	Italy	43.10
Andromeda Consultoria Tecnica e Representações Ltda	Brazil	43.15
BOSCONGO SA	Republic of the Congo	43.15
Construction Saipem Canada Inc	Canada	43.15
ER SAI Caspian Contractor Llc	Kazakhstan	21.57
ERS - Equipment Rental & Services BV	Netherlands	43.15
Global Petroprojects Services AG	Switzerland	43.15
Medsai SAS	France	43.15
Moss Maritime AS	Norway	43.15
Moss Maritime Inc	United States of America	43.15
North Caspian Service Co	Kazakhstan	43.15
Petrex SA	Peru	43.15

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Engineering & Construction
PT Saipem Indonesia	Indonesia	43.15
Saigut SA De Cv	Mexico	43.15
Saimexicana SA De Cv	Mexico	43.15
Saipem America Inc	United States of America	43.15
Saipem Asia Sdn Bhd	Malaysia	43.15
Saipem Australia Pty Ltd	Australia	43.15
Saipem (Beijing) Technical Services Co Ltd	China	43.15
Saipem Contracting Algérie SpA	Algeria	43.15
Saipem Contracting Netherlands BV	Netherlands	43.15
Saipem Contracting (Nigeria) Ltd	Nigeria	43.26
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.15
Saipem Drilling Co Private Ltd	India	43.15
Saipem Drilling Norway AS	Norway	43.15
Saipem India Projects Ltd	India	43.15
Saipem International BV	Netherlands	43.15
Saipem Libya Llc - SA.LI.CO. Llc	Libya	43.15
Saipem Ltd	United Kingdom	43.15
Saipem Luxembourg SA	Luxembourg	43.15
Saipem (Malaysia) Sdn Bhd	Malaysia	17.85
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	43.15
Saipem Mediteran Usluge doo	Croatia	43.15
Saipem Misr for Petroleum Services SAE	Egypt	43.15
Saipem (Nigeria) Ltd	Nigeria	38.58
Saipem Norge AS	Norway	43.15
Saipem Offshore Norway AS	Norway	43.15
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Portugal	43.15
Saipem SA	France	43.15
Saipem Services México SA De Cv	Mexico	43.15
Saipem Services SA	Belgium	43.15
Saipem Singapore Pte Ltd	Singapore	43.15
Saipem UK Ltd	United Kingdom	43.15
Saipem Ukraine Llc	Ukraine	43.15
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Irak	25.89
Saudi Arabian Saipem Ltd	Saudi Arabia	25.89
Sigurd Rück AG	Switzerland	43.15
Snamprogetti Canada Inc	Canada	43.15
Snamprogetti Engineering BV	Netherlands	43.15
Snamprogetti Ltd	United Kingdom	43.15
Snamprogetti Lummus Gas Ltd	Malta	42.72
Snamprogetti Netherlands BV	Netherlands	43.15
Snamprogetti Romania Srl	Romania	43.15
Snamprogetti Saudi Arabia Co Ltd Llc	Saudi Arabia	43.15
Sofresid Engineering SA	France	43.14
Sofresid SA	France	43.15
Sonsub AS	Norway	43.15
Sonsub International Pty Ltd	Australia	43.15
Terminal Portuário do Guarujá SA	Brazil	43.15
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Portugal	43.15

Other activities
Ing. Luigi Conti Vecchi SpA	Italy	100.00
Syndial SpA - Attività Diversificate	Italy	100.00

Contents
Eni Condensed consolidated interim financial statements / List of Eni's subsidiaries

Subsidiary	Country of incorporation	Eni’s share of net profit (%)
Corporate and financial companies
Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Adfin SpA (former Eni Administration & Financial Service SpA)	Italy	99.63
Eni Corporate University SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Serfactoring SpA	Italy	48.82
Servizi Aerei SpA	Italy	100.00
Banque Eni SA	Belgium	100.00
Eni Finance International SA	Belgium	100.00
Eni Finance USA Inc	United States of America	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International BV	Netherlands	100.00

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Certification pursuant to rule 154-bis paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.

The undersigned Paolo Scaroni and Alessandro Bernini, in their respective role as Chief Executive Officer and officer responsible for the preparation of financial reports of Eni, also pursuant to Article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, hereby certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2012 and during the period covered by the report, were:
• adequate to the Company structure, and
• effectively applied during the process of preparation of the report.

2.

Internal controls over financial reporting in place for the preparation of the 2012 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	In addition, we certify that:

3.1	These condensed consolidated interim financial statements as of June 30, 2012:
a)

have been prepared in accordance with applicable international accounting standards recognised by the European Community pursuant to Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;

	b)	correspond to the information in the accounting books and entries;
c)

fairly and truly represents the financial position, the performance and the cash flows of the issuer and the companies included in the scope of consolidation as of, and for, the period presented in this report.

3.2

The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2012 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transactions.

July 31, 2012

/s/ Paolo Scaroni –––––––––––––––––––––––– Paolo Scaroni Chief Executive Officer	/s/ Alessandro Bernini –––––––––––––––––––––––– Alessandro Bernini Chief Financial Officer

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Report of Independent Auditors

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via Po, 32
00198 Roma

Tel. (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

Auditors' review report on the condensed consolidated interim financial statements
(Translation from the original Italian text)

To the Shareholders of
Eni S.p.A.

1. We have reviewed the condensed consolidated interim financial statements of Eni S.p.A. and its subsidiaries (the "Eni Group") as of June 30, 2012, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders' equity, the statement of cash flows and the related explanatory notes. Eni S.p.A.'s Directors are responsible for the preparation of the condensed consolidated interim financial statements in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this review report based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. Our review consisted mainly of obtaining information on the accounts included in the condensed consolidated interim financial statements and the consistency of the accounting principles applied, through discussions with management, and of applying analytical procedures to the financial data presented in these consolidated financial statements. Our review did not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and was substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements as we expressed on the annual consolidated financial statements.

   With respect to the consolidated financial statements of the prior year and the condensed consolidated interim financial statements of the corresponding period of the prior year, presented for comparative purposes, reference should be made to our reports issued on April 4, 2012 and on August 5, 2011, respectively.

3. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of June 30, 2012 are not prepared, in all material respects, in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, August 3, 2012

Reconta Ernst & Young S.p.A.
Signed by: Riccardo Schioppo, Partner

This report has been translated into the English language solely for the convenience of international readers

Reconta Ernst & Young S.p.A.

A member firm of Ernst & Young Global Limited

Contents

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

eni spa

Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2011: € 4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) – Via Emilia, 1
San Donato Milanese (Milan) – Piazza Ezio Vanoni, 1

Publications

Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2011 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998
Corporate Governance Report pursuant to rule 123-bis
of Legislative Decree No. 58/1998 (in Italian and English)
Remuneration Report pursuant to rule 123-ter
of Legislative Decree No. 58/1998 (in Italian and English)

Internet Home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.com

ADRs/Depositary
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PO Box 358516
Pittsburgh, PA 15252-8516
shrrelations@bnymellon.com

Contacts:
- Institutional Investors/Broker Desk:
  UK: Mark Lewis – Tel. +44 (0) 20 7964 6089;
  mark.lewis@bnymellon.com
  USA: Ravi Davis – Tel. +1 212 815 4245;
  ravi.davis@bnymellon.com
  Hong Kong: Joe Oakenfold – Tel. +852 2840 9717;
  joe.oakenfold@bnymellon.com
- Retail Investors:
  Domestic Toll Free – Tel. 1-866-433-0354
  International Callers – Tel. +1.201.680.682

eni confirms its inclusion in the main sustainability indexes

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